Exhibit 99.1

1

Condensed Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Contents		Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at Tuesday, June 30, 2015 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		3
Condensed Consolidated Interim Statements of Income		5
Condensed Consolidated Interim Statements of Comprehensive Income		6
Condensed Consolidated Interim Statements of Changes in Equity		7
Condensed Consolidated Interim Statements of Cash Flows		10
Notes to the Condensed Consolidated Interim Financial Statements
1	General	12
2	Basis of Preparation	12
3	Reporting Principles and Accounting Policy	13
4	Group Entities	13
5	Debentures, Loans and Borrowings	17
6	Contingent Liabilities	17
7	Capital	19
8	Revenues	19
9	General and Operating Expenses	20
10	Other Operating Expenses (Income), Net	20
11	Financial Instruments	21
12	Segment Reporting	23
13	Condensed Financial Statements of Pelephone, Bezeq International, and DBS	30
14	Subsequent Events	33

2

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of June 30, 2015 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on interim financial information for these interim periods based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1.1% of the total consolidated assets as of June 30 2015, and whose revenues constitute 1% of the total consolidated revenues for the six and three month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 6.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 30, 2015

2

Condensed Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		June 30, 2015	June 30, 2014	December 31, 2014
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million
Assets

Cash and cash equivalents		826	673	660
Investments, including derivatives		999	1,725	2,223
Trade receivables		2,256	2,335	2,227
Other receivables		216	325	238
Inventory		96	89	96
Assets classified as held for sale		6	24	22
Total current assets		4,399	5,171	5,466

Trade and other receivables		655	587	566
Broadcasting rights, net of rights exercised		471	-	-
Property, plant and equipment		6,980	6,060	6,079
Goodwill	4.2	1,647	1,040	1,040
Intangible assets	4.2	2,045	799	753
Deferred and other expenses		254	254	253
Investments in equity-accounted investees	4.2	28	1,014	1,057
Investments		100	80	99
Deferred tax assets	4.2	854	35	-
Total non-current assets		13,034	9,869	9,847
Total assets		17,433	15,040	15,313

3

Condensed Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

		June 30, 2015	June 30, 2014	December 31, 2014
		(Unaudited)	(Unaudited)	(Audited)
	Note	NIS million	NIS million	NIS million
Liabilities and equity

Debentures, loans and borrowings		1,924	1,534	1,481
Trade payables		1,021	638	664
Other payables, including derivatives		765	651	710
Current tax liabilities		699	591	600
Provisions		90	134	62
Employee benefits		271	378	259
Liability to Eurocom DBS Ltd, related party	4.2.1	101	-	-
Total current liabilities		4,871	3,926	3,776

Loans and debentures		9,444	7,815	8,606
Employee benefits		238	229	233
Provisions		70	68	69
Deferred tax liabilities		67	10	17
Derivatives		76	35	94
Deferred income and others		87	73	77
Total non-current liabilities		9,982	8,230	9,096

Total liabilities		14,853	12,156	12,872

Total equity		2,580	2,884	2,441

Total liabilities and equity		17,433	15,040	15,313

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 30,2015

The attached notes are an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 8)	4,777	4,561	2,603	2,250	9,055
Costs of activity
Depreciation and amortization	768	633	451	319	1,281
Salaries	936	891	497	443	1,768
General and operating expenses(Note 9)	1,801	1,691	1,002	822	3,366
Other operating expenses (income), net (Note 10)	(158)	(576)	(141)	(568)	(586)
	3,347	2,639	1,809	1,016	5,829

Operating profit	1,430	1,922	794	1,234	3,226
Financing expenses (income)
Financing expenses	265	240	164	127	486
Financing income	(99)	(166)	(35)	(95)	(356)
Financing expenses, net	166	74	129	32	130

Profit after financing expenses, net	1,264	1,848	665	1,202	3,096
Share in the (profits) losses of equity accounted investees	16	(98)	-	(79)	(170)
Profit before income tax	1,280	1,750	665	1,123	2,926
Income tax	335	483	183	313	815
Profit for the period	945	1,267	482	810	2,111
Earnings per share (NIS)
Basic earnings per share	0.34	0.46	0.18	0.30	0.77

Diluted earnings per share	0.34	0.46	0.17	0.29	0.77

The attached notes are an integral part of these condensed consolidated interim financial statements.

5

Condensed Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	945	1,267	482	810	2,111
Items of other comprehensive income (loss) (net of tax)	33	(9)	16	(22)	(36)
Total comprehensive income for the period	978	1,258	498	788	2,075

The attached notes are an integral part of these condensed consolidated interim financial statements.

6

Condensed Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Six months ended June 30, 2015 (Unaudited):
Balance as at January 1, 2015	3,855	253	131	390	(105)	(2,083)	2,441
Profit for the period	-	-	-	-	-	945	945
Other comprehensive income for the period, net of tax	-	-	-	-	33	-	33
Total comprehensive income for the period	-	-	-	-	33	945	978
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 7)	-	-	-	-	-	(844)	(844)
Exercise of options for shares	5	35	(35)	-	-	-	5
Balance as at June 30, 2015	3,860	288	96	390	(72)	(1,982)	2,580

Six months ended June 30, 2014 (Unaudited):
Balance as at January 1, 2014	3,842	143	242	390	(67)	(2,127)	2,423
Profit for the period	-	-	-	-	-	1,267	1,267
Other comprehensive loss for the period, net of tax	-	-	-	-	(9)	-	(9)
Total comprehensive income for the period	-	-	-	-	(9)	1,267	1,258
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(802)	(802)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	6	55	(55)	-	-	-	6
Balance as at June 30, 2014	3,848	198	186	390	(76)	(1,662)	2,884

The attached notes are an integral part of these condensed consolidated interim financial statements.

7

Condensed Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Three months ended June 30, 2015 (Unaudited)
Balance as at April 1, 2015	3,858	272	112	390	(88)	(1,620)	2,924
Profit for the period	-	-	-	-	-	482	482
Other comprehensive income for the period, net of tax	-	-	-	-	16	-	16
Total comprehensive income for the period	-	-	-	-	16	482	498
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 7)	-	-	-	-	-	(844)	(844)
Exercise of options for shares	2	16	(16)	-	-	-	2
Balance as at June 30, 2015	3,860	288	96	390	(72)	(1,982)	2,580

Three months ended June 30, 2014 (Unaudited)
Balance as at April 1, 2014	3,844	161	223	390	(54)	(2,472)	2,092
Profit for the period	-	-	-	-	-	810	810
Other comprehensive loss for the period, net of tax	-	-	-	-	(22)	-	(22)
Total comprehensive income for the period	-	-	-	-	(22)	810	788
Transactions with shareholders recognized directly in equity
Exercise of options for shares	4	37	(37)	-	-	-	4
Balance as at June 30, 2014	3,848	198	186	390	(76)	(1,662)	2,884

8

Condensed Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Year ended December 31, 2014 (Audited)
Balance as at January 1, 2014	3,842	143	242	390	(67)	(2,127)	2,423

Income in 2014	-	-	-	-	-	2,111	2,111
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	(38)	2	(36)
Total comprehensive income for 2014	-	-	-	-	(38)	2,113	2,075
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(2,069)	(2,069)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	13	110	(110)	-	-	-	13
Balance as at December 31, 2014	3,855	253	131	390	(105)	(2,083)	2,441

The attached notes are an integral part of these condensed consolidated interim financial statements.

9

Condensed Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	945	1,267	482	810	2,111
Adjustments:
Depreciation and amortization	768	633	451	319	1,281
Profit from sale of the shares of Coral Tell Ltd.	-	(582)	-	(582)	(582)
Share in the losses (profits) of equity-accounted investees	(16)	98	-	79	170
Financing expenses, net	203	122	136	59	229
Profit from gaining control in an investee (see Note 4.2)	(12)	-	-	-	-
Capital gain, net	(159)	(121)	(148)	(104)	(175)
Share-based payments	-	(1)	-	-	(1)
Income tax expenses	335	483	183	313	815
Miscellaneous	(5)	(6)	(4)	(3)	(3)

Change in inventory	-	34	(9)	13	28
Change in trade and other receivables	145	387	61	224	549
Change in broadcasting rights	(11)	-	(11)	-	-
Change in trade and other payables	(195)	(107)	(150)	(45)	(39)
Change in provisions	9	8	6	12	(63)
Change in employee benefits	1	117	(3)	104	3
Net income tax paid	(207)	(225)	(154)	(135)	(527)
Net cash from operating activities	1,801	2,107	840	1,064	3,796

10

Condensed Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow used for investing activities
Investment in intangible assets and deferred expenses	(214)	(90)	(148)	(42)	(194)
Proceeds from the sale of property, plant and equipment	97	75	84	46	230
Acquisition of financial assets held for trading and others	(929)	(686)	(489)	(476)	(2,720)
Proceeds from the sale of financial assets held for trading and others	2,188	94	2,067	94	1,635
Cash in a company consolidated for the first time (see Note 4.2.3)	299	-	-	-	-
Purchase of property, plant and equipment	(665)	(548)	(363)	(281)	(1,081)
Non-current investments, net	(1)	(1)	3	2	(19)
Net consideration for the sale of Coral Tell Ltd. shares	-	596	-	596	596
Miscellaneous	3	3	2	1	7
Net cash from (used in) investment activities	778	(557)	1,156	(60)	(1,546)
Cash flows used in financing activities
Payment to Eurocom DBS for acquisition of shares and DBS loans (see Note 4.2)	(680)	-	(680)	-	-
Issue of debentures and receipt of loans	228	-	228	-	1,446
Repayment of debentures and loans	(863)	(462)	(805)	(380)	(1,149)
Dividends paid	(844)	(802)	(844)	(802)	(2,069)
Interest paid	(243)	(219)	(223)	(192)	(431)
Miscellaneous	(11)	(4)	(14)	(6)	3
Net cash used for financing activities	(2,413)	(1,487)	(2,338)	(1,380)	(2,200)
Increase (decrease) in cash and cash equivalents, net	166	63	(342)	(376)	50
Cash and cash equivalents at beginning of period	660	610	1,168	1,049	610
Cash and cash equivalents at end of period	826	673	826	673	660

The attached notes are an integral part of these condensed consolidated interim financial statements.

11

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

1.	General

1.1.	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 12 – Segment Reporting).

1.2.	Material events in the reporting period

On March 23, 2015, the Company gained control in DBS Satellite Services (1998) Ltd. ("DBS") and began consolidation as at that date. On June 24, 2015, acquisition of the remaining holdings of Eurocom in DBS was completed and as from that date, the Company holds the entire rights to DBS shares. The effect of the operating results of DBS on the Group's statement of income for the three months ended March 31, 2015 was included under "Share in losses of equity-accounted investees". For further information see Note 4.2 regarding discontinued operations.

2.	Basis of Preparation

2.1	The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2014 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on August 30, 2015.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Other than the contents of Note 3.2, the judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

Below is information about significant estimates and judgments for which changes in the assessments and assumptions could potentially have a material effect on the financial statements, in addition to the information in Note 1.7.1 to the annual financial statements:

Subject	Principal assumptions	Possible effects	Reference
Fair value measurement of the Company's investment in DBS prior to gaining control in DBS	Assumption of expected cash flows from the operations of DBS, discount rate and assumptions about the identity of the relevant market participant.	Change in profit/loss from gaining control	Note 4.2
Attribution of excess cost arising from acquisition of control in DBS	Assumption of expected cash flows from identifiable assets in the business combination, timing of recognition, and scope of the deferred tax asset for carry forward losses	Change in the value of identifiable tangible and intangible assets in the business combination and changes in the value of goodwill	Note 4.2
Fair value measurement of contingent consideration in a business combination	Assumption of expected cash flows and assumption of DBS's losses for tax purposes.	Change in the value of a liability for contingent consideration recognized in a business combination	Note 4.2 and Note 11.1.4

12

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

3.	Reporting Principles and Accounting Policy

3.1	The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

3.2	Accounting policy for new transactions or events

In view of consolidation of DBS in these financial statements for the first time, as described in Note 4.2, below is a description of the accounting policy for the consolidation of DBS in these condensed consolidated interim financial statements:

3.2.1	The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

3.2.2	The Group recognized goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

3.2.3	The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree''s equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration.

3.2.4	In the step acquisitions, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.

3.2.5	The Group implements the anticipated acquisition method, whereby it undertook to acquire the equity instruments of a subsidiary in return for cash or another financial asset. The commitment to acquire a subsidiary's equity instruments is recognized as a financial liability at the present value. The commitment is recognized at the agreement date, if the preconditions to the agreement are not under the Group's control.

Based on the anticipated acquisition method, non-controlling interests are derecognized at the recognition date of the commitment to acquire the subsidiary's equity instruments. Accordingly, the Group's share in the subsidiary's equity and operating expenses includes the share of the holders of non-controlling interests.

3.2.6	Costs associated with the acquisition that were incurred by the acquirer in the business combination such as advisory, legal, valuation and other professional or consulting fees were recognized as expenses in the period the services are received.

3.3	New standards not yet adopted

Further to Note 2.17 to the annual financial statements regarding the implementation of IFRS 15, Revenues from Contracts with Customers, in July 2015, the IASB approved the postponement of mandatory initial application of the standard by one year from the original date, meaning that the standard will be effective for annual periods beginning on January 1, 2018. Early application is permitted.

4.	Group Entities

4.1	A detailed description of the Group entities appears in Note 10 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

13

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

4.2	DBS Satellite Services (1998) Ltd. ("DBS")

4.2.1	As described in Note 10.1.2 to the annual financial statements, the Company holds 49.78% of the share capital of DBS and it holds options that confer the right to 8.6% in DBS shares, which the Company is unable to exercise. Accordingly, the Company accounted for its investment in DBS in accordance with the equity method.

On March 26, 2014, the Company received the decision of the Antitrust Authority, according to which, under the terms set out in the decision, the merger between the Company and DBS ("the Merger") will be permitted.

Further to the aforesaid, on February 10, 2015, the Board of Directors' subcommittee that was established for this matter, the audit committee and the Board of Directors of the Company approved the Company's engagement in a transaction with Eurocom DBS. In the transaction, the Company will acquire the entire holdings of Eurocom DBS in DBS ("the Acquisition Transaction"), which at this date represent 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. It was further decided that prior to the Acquisition Transaction, the Company and DBS will accept the merger terms and the Company will exercise the option granted, at no cost, for the allotment of DBS shares at a rate of 8.6% of the issued capital of DBS.

Under the terms of the acquisition transaction, the Company was required to pay Eurocom DBS NIS 680 million in cash on the closing date, against acquisition of the shares and shareholder loans. Eurocom DBS will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 million will be paid in accordance with the amount of the carry forward losses of DBS used for tax purposes and the second additional consideration of up to NIS 170 million will be paid in accordance with the business results of DBS in the next three years.

On March 23, 2015, the general meeting of the Company's shareholders approved the acceptance of the merger terms and exercise of the option, and the Company's engagement in the Acquisition Transaction, as described above. Subsequently, the Company and DBS announced the acceptance of the merger terms, and on March 25, 2015, the Company exercised the option and it was allotted DBS shares at a rate of 8.6% of the issued capital of DBS, so that as from this date, the Company holds 58.4% of DBS. Accordingly, the Company consolidates the financial statements of DBS as from March 23, 2015 (the date that the general meeting approved exercise of the option to DBS shares by the Company). In view of the Company's holding of 49.78% of DBS shares prior to gaining control, the acquisition transaction was accounted for in the financial statements as a step acquisition.

The Company's engagement in the transaction with Eurocom DBS for acquisition of the entire holdings of Eurocom DBS in DBS is subject to the approval of the Ministry of Communications for transfer of control in DBS such that the Company will control DBS and will hold the entire issued and paid up share capital of DBS. This approval was received unconditionally on June 23, 2015, and on June 24, 2015, the transaction was completed. On the completion date, the Company transferred the cash consideration of NIS 680 million to Eurocom DBS and Eurocom DBS transferred its rights and the rights to DBS shares to the Company and assigned to the Company its entire rights in the shareholders loans of DBS. On completion of the transaction, DBS became a wholly owned subsidiary (100%) of the Company.

As at June 30, 2015, the Company has a liability for the contingent consideration of NIS 101 million towards Eurocom DBS as described in Note 11, Financial Instruments.

4.2.2	At the date of the business acquisition, the Company presented its investment in shares, share options and loans to DBS prior to acquisition of control, according to the equity method based on a valuation by an independent assessor. In accordance with the valuation, the value of the Company's investments prior to acquisition of control is estimated at NIS 1.076 billion. Accordingly, the Company recognized a profit of NIS 12 million from the gain of control under other operating income in the statement of income for the three months ended March 31, 2015.

14

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

The valuation was based on the income approach, whereby the discounted cash flow method (DCF) was applied on the basis of the forecasted cash flow for 2015 through to 2019. The cash flow forecast was based on the results of DBS for 2011-2014 and the three months ended March 31, 2015. In the valuation, it was assumed that the market share of DBS is expected to remain stable and will be 42%-43% throughout the years of the forecast. It was also assumed that gradual erosion in the ARPU of DBS is expected between 2015 and 2018, while in 2019 and thereafter, it is expected that a fixed nominal ARPU will be maintained. The revenue forecast was based on the forecast of the number of subscribers, average income and competition in the market.

Assumed cost of capital: 8.5% (net of tax). In addition, it was assumed that the permanent growth will be 1%.

The valuation was based on assumptions regarding the identity of the relevant market participant that might acquire the Company's holdings in DBS and does not take into account the specific operational and tax synergies between the companies.

4.2.3	Identifiable acquired assets and liabilities:

March 23, 2015
(Unaudited)
NIS million
Cash and cash equivalents	299
Trade and other receivables	182
Broadcasting rights	449
Property, plant and equipment	801
Intangible assets (including excess cost attributed to customer relations and brand as described below)	1,284
Deferred tax asset, net of deferred tax liabilities (for attributed excess cost)	831
Debentures, loans, and borrowings (including excess cost attributed to debentures as described below)	(1,947)
Trade payables and other liabilities	(632)
Contingent liabilities (including excess cost attributed to contingent liabilities as described below)	(19)
Identifiable assets, net	1,248

4.2.4	The Company attributed the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination. The attribution was based on the valuation performed by an independent assessor whose opinion is attached to these financial statements.

Excess cost was attributed as follows:

March 23, 2015
(Unaudited)
NIS million
Customer relations (see section A below)	790
Brand (see section B below)	347
Goodwill (see section C below)	609
Deferred tax asset, net of deferred tax liabilities (see D below)	831
Debentures (see section E below)	(160)
Contingent liabilities (see section F below)	(10)
Total excess cost	2,407

A.	Customer relations: The valuation was based on the income approach, using the multi-period excess earning method. Under this approach, the value of the asset is derived from the present value of the cash flows that are expected to arise from it over the remaining economic life of the asset. Amortization will be based on the customer churn rate.

B.	Brand: The valuation was prepared in accordance with the relief from royalty method. In accordance with this method, the value of the asset is estimated as the present value of the appropriate royalty that the entity would have to pay a third party for the use of the asset, if the company did not own it. The useful life of the brand assumed in the model is 12 years.

15

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

C.	Goodwill: Following the acquisition of control, goodwill was recognized as follows:

March 23, 2015
(Unaudited)
NIS million
Consideration value	781
Fair value of the investment in DBS prior to the acquisition	1,076
Less the fair value of net identifiable assets	(1,248)
Goodwill	609

D.	Deferred tax asset: Following completion of the acquisition transaction on June 24, 2015, as described in Note 4.2.1 above, the Company believes that will be able to take advantage of the tax asset for the accrued losses from future profits of DBS and due to the possible merger between the companies.

The Company accounted for completion of the acquisition transaction after gaining control as new information obtained in the measurement period for the facts and circumstances that existed at the acquisition date and, therefore, the Company attributed the excess cost arising from gain of control as a deferred tax asset in the financial statements as at June 30, 2015 (retroactively, effective as from gain of control).

Composition of the tax asset:

March 23, 2015
(Unaudited)
NIS million
Tax asset for cumulative losses of DBS	1,087
Tax reserve for attributed excess cost	(256)
Deferred tax asset, net	831

E.	Debentures: The excess cost reflects the fair value of the debentures at the acquisition date based on a capitalization rate of 1.9%-2.3%.

F.	Contingent liabilities: The excess cost represents a present obligation arising from a class action filed by DBS customers.

4.2.5	The management estimates that had the business combination taken place on January 1, 2015, the revenue in the consolidated statement of income would have increased by NIS 434 million and there would have been no significant change in consolidated profit. When determining the amounts, the management assumed that the fair value adjustments at the date of the business combination are the same as the adjustments that would have been received had the business combination taken place on January 1, 2015.

4.2.6	Since the beginning of its operations, DBS has accumulated considerable losses. The loss of DBS in 2014 amounted to NIS 322 million and the loss in the six months ended June 30, 2014, amounted to NIS 169 million. As a result of these losses, as of June 30, 2014, DBS had an equity deficit and a working capital deficit of NIS 4,833 million and NIS 349 million, respectively.

4.2.7	As at June 30, 2015, DBS is in compliance with the financial covenants established under the financing and debenture agreements. As at June 30, 2015, DBS is in compliance with the debt/EBITDA ratio covenant established in Deed of Trust B (as at June 30, 2015, the debt/EBITDA ratio was 2.5). Furthermore, DBS is in compliance with the debt/EBITDA ratio covenant set out in Debenture 2012 (as at June 30, 2015, the debt/EBIDTA ratio was 2.5) and the debt/E-C ratio covenant set out in Debenture 2012 (as at June 30, 2015, the debt-E-C ratio was 6).

16

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

4.2.8	The management of DBS believes that the financing resources at its disposal, which include, among other things, loans from the Company, will be sufficient for the operations of DBS for the coming year, based on the forecasted cash flows approved by DBS’s board of directors.

5.	Debentures, Loans and Borrowings

5.1.	In the second quarter of 2015, the Company entered into agreements with banks and a financial institution, which undertook to provide the Company with credit in a total amount of NIS 1.4 billion, to refinance its future debt in 2016, as follows:

A.	Agreements with banks for credit of NIS 900 million in June 2016, with a duration of 4.6 years (payable in five equal annual payments commencing on June 1, 2019 through to June 1, 2023), at a fixed NIS unlinked interest rate of 3.7%. The agreements with the banks include an option to cancel the credit line, subject to an early repayment fee.

B.	Agreements with a financial institute for credit of NIS 500 million in December 2016, with a duration of 4.9 years (payable in five equal annual payments commencing on December 15, 2019 through to December 15, 2023), at a fixed NIS unlinked interest rate of 4.3%.

The terms of the undertaking and the loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by the Company, as described in Note 11.2.1 to the annual financial statements, including the following: an undertaking to refrain from creating additional liens on the Company's assets (with certain restrictions); an undertaking that if the Company assumes an undertaking towards a party in respect of compliance with financial covenants, the Company will also assume the same undertaking for this credit (subject to certain exceptions); and standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership), and cross default (with certain restrictions), which will also apply, with the required changes, to the period of the undertaking to provide credit.

In the three months ended June 30, 2015, the Company recognized financing income amounting to NIS 30 million for the fair value of future long-term credit from banks, net of transaction costs.

5.2.	In August 2015, the Company entered into additional agreements with a bank and a financial institution, which undertook to provide the Company with additional credit amounting to NIS 400 million to refinance the Company's future debt in 2017.

5.3.	In the second quarter of 2015, DBS issued additional debentures (Series B) amounting to NIS 228 million by expanding the series. For information about the terms of the debentures, see Note 10.1.5 to the Annual Financial Statements.

6.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 89 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2015 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 3.3 billion. There is also additional exposure of NIS 2.8 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

17

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

For updates subsequent to the reporting date, see section 6.2 below.

6.1.	Below is a description of the contingent liabilities of the Group (including DBS) as at June 30, 2015, classified into groups with similar characteristics:

Claims group	Nature of the claims	Provision	Additional exposure	Exposure for claims that cannot yet be assessed
		NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	11	128	-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	42	2,899	829
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	168	-
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	2	63	-
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	47	2,000	*
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	20	37	11
Total legal claims against the Company and subsidiaries		89	3,342	2,840

*	A claim filed by shareholders against the Company and officers in the Company amounting to NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

6.2.	Subsequent to the reporting date, claims amounting to NIS 592 million were filed against Group companies, and two other claims without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 403 million came to an end.

18

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

7.	Capital

7.1.	Below are details of the Company's equity:

Registered			Issued and paid up
June 30, 2015	June 30, 2014	December 31, 2014	June 30, 2015	June 30, 2014	December 31, 2014
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares
2,825,000,000	2,825,000,000	2,825,000,000	2,748,349,912	2,735,918,334	2,743,283,920

7.2.	On May 6, 2015, the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of March 25, 2015 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 844 million (representing NIS 0.371722 per share on the record date. The dividend was paid on May 27, 2015.

7.3.	On August 30, 2015, the Board of Directors of the Company resolved to recommend to the general meeting of the Company's shareholders the distribution of a cash dividend to the shareholders in the amount of NIS 933 million. The dividend is distributed for profits of the first half of 2015 amounting to NIS 945 million less revaluation gains of NIS 12 million for the gain of control in DBS, which were excluded from the Company's dividend policy in accordance with the Board of Director's decision of February 10, 2015 as set out in Note 18.2.1 to the annual financial statements. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting.

8.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	783	824	388	407	1,636
Internet - infrastructure	770	677	387	345	1,394
Transmission and data communication	415	408	208	201	802
Other services	113	112	55	55	220
	2,081	2,021	1,038	1,008	4,052
Cellular telephony
Cellular services and terminal equipment	975	1,232	489	609	2,399
Sale of terminal equipment	443	500	219	220	966
	1,418	1,732	708	829	3,365

International communications, internet and NEP services	739	689	368	357	1,425

Multi-channel television	439	-	439	-	-

Other	100	119	50	56	213

	4,777	4,561	2,603	2,250	9,055

19

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

9.	General and Operating Expenses

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	431	474	205	212	928
Interconnectivity and payments to domestic and international operators	453	414	241	208	847
Maintenance of buildings and sites	306	312	156	156	639
Marketing and general	289	306	160	153	603
Content services	157	30	144	15	58
Services and maintenance by sub-contractors	89	78	55	38	137
Vehicle maintenance	76	77	41	40	154
	1,801	1,691	1,002	822	3,366

10.	Other Operating Expenses (Income), Net

	Six months ended June 30		Three months ended June 30		For the year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit from gaining control in DBS Satellite Services (1998) Ltd.	12	-	-	-	-
Capital gain from the sale of property, plant and equipment (mainly real estate)	159	121	148	104	175
Elimination of provision for contingent liabilities, net	-	-	-	-	23
Profit from sale of the shares of Coral Tell Ltd.	-	582	-	582	582
Other operating income	171	703	148	686	780
Provision for contingent liabilities, net	12	-	6	-	-
Provision for severance pay in voluntary redundancy	1	125	1	117	176
Others	-	2	-	1	18
Total other operating expenses	13	127	7	118	194

	(158)	(576)	(141)	(568)	(586)

20

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

11.	Financial Instruments

11.1.	Fair value

11.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 28.7 to the Annual Financial Statements.

	June 30, 2015		June 30, 2014		December 31, 2014
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Bank loans (unlinked)	2,197	2,358	2,101	2,246	2,112	2,292
Debentures issued to the public (CPI-linked)	3,459	3,634	2,796	3,026	3,820	4,033
Debentures issued to the public (unlinked)	890	949	1,335	1,438	1,335	1,426
Debentures issued to financial institutions (unlinked)	403	463	403	455	403	467
Debentures issued to financial institutions (CPI-linked)	1,952	2,089	-	-	-	-
	8,901	9,493	6,635	7,165	7,670	8,218

11.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to measure the fair value of investments in ETFs, monetary funds, and forward contracts are described in Note 28.7 to the annual financial statements.

The methods used to measure the fair value of the future credit from the banks are described in Note 11.1.3 below. The methods used to measure the fair value of contingent consideration for a business combination are described in Note 11.1.4 below.

	June 30, 2015	June 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds	200	1,629	1,513
Level 2 - future credit from banks	36	-	-
Level 2: forward contracts	(93)	(47)	(110)
Level 3: contingent consideration for a business combination (Note 4.2)	(101)	-	-
Level 3: investment in non-marketable shares	9	9	9

21

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

11.1.3	Information about fair value measurement of the credit line to refinance future debt

The fair value of the future credit in accordance with the agreement with the banks, as set out in Note 5.1 above, was estimated by discounting the difference between the interest rate in the agreement and present interest for the remaining period, using appropriate market interest rates for similar instruments, including the required adjustments for credit risk.

11.1.4	Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 4.2:

	June 30, 2015
	Maximum additional consideration under the agreement	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Additional consideration for tax synergy (first additional consideration)(A)	200	84
Additional consideration for the business results of DBS (second additional consideration) (B)	170	17
	370	101

A.	First additional consideration

The fair value of the first additional contingent consideration was calculated by an independent assessor, based on a legal opinion on tax issues related to the possible merger between the Company and DBS. The legal opinion includes the probability of the chances and risks facing the Company regarding utilization of losses.

The estimated fair value of the contingent consideration will increase as the probability attributed to major risks in utilization of losses, as assessed in the legal opinion, decreases.

A 10% change in the probability attributed to major risks will result in a change of NIS 36 million in the first contingent consideration.

B.	Second additional consideration

The fair value of the first additional consideration was estimated by the assessor, using the Monte Carlo simulation with risk neutral measure of the underlying asset which is the expected cash flow. The unobservable parameter that was used in the model and would have significantly changed the fair value is the expected cash flows in 2015-2017. To calculate the value of the second contingent consideration, a free cash flow was assumed as presented in the fair value assessment of Bezeq's holdings in DBS prior to gain of control as described in Note 4.2.2.

An increase of 10% in the expected cash flow will result in an increase of NIS 7 million in the estimated contingent consideration.

22

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

12.	Segment Reporting

12.1.	Further to Note 26 to the annual financial statements, the Company's investment in DBS was presented on the basis of the equity method up to March 25, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 4 above. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

In addition, after DBS became a wholly-owned subsidiary of the Company on June 24, 2015, the Company updated the internal management reporting structure for financing income for the shareholders loans that were provided to DBS. In addition, the Company restated financing income under separate interim financial information. As from the second quarter of 2015, the Company no longer recognizes financing income for the shareholders loans under the financing income of the fixed-line domestic communications segment. Financing expenses in the multi-channel television segment include financing expenses for the loans without any change. The comparative figures were restated to reflect the change in the reporting structure: financing income in the amount of NIS 100 million and NIS 63 million was eliminated in the fixed-line domestic communications segment for the six and three months ended June 30, 2014, respectively, and NIS 213 million in the year ended December 31, 2014.

23

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

12.2.	Operating segments

	Six months ended June 30, 2015 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,079	1,418	736	878	100	(440)	4,771
Inter-segment revenues	139	30	48	1	7	(219)	6
Total revenues	2,218	1,448	784	879	107	(659)	4,777

Depreciation and amortization	356	210	65	156	6	(25)	768

Segment results – operating profit	1,209	85	122	129	(4)	(111)	1,430
Financing expenses	220	3	7	320	1	(286)	265
Financing income	(45)	(31)	(4)	(23)	(9)	13	(99)
Total financing expenses (income), net	175	(28)	3	297	(8)	(273)	166

Segment profit (loss) after financing expenses, net	1,034	113	119	(168)	4	162	1,264
Share in earnings of associates	-	-	-	-	-	16	16
Segment profit (loss) before income tax	1,034	113	119	(168)	4	178	1,280
Income tax	306	28	30	1	-	(30)	335
Segment results – net profit (loss)	728	85	89	(169)	4	208	945

24

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

12.2	Operating segments (contd.)

	Six months ended June 30, 2014 (Unaudited):
	Domestic fixed-line communication		Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,017		1,730	685	851	119	(851)	4,551
Inter-segment revenues	133		30	36	-	7	(196)	10
Total revenues	2,150		1,760	721	851	126	(1,047)	4,561

Depreciation and amortization	340		211	65	144	13	(140)	633

Segment results – operating profit	975		253	116	140	638	(200)	1,922
Financing expenses	230		9	9	299	1	(308)	240
Financing income	(27	)*	(44)	(4)	(11)	-	(80)*	(166)
Total financing expenses (income), net	203	*	(35)	5	288	1	(388)*	74

Segment profit (loss) after financing expenses, net	772	*	288	111	(148)	637	188 *	1,848
Share in profits (losses) of associates	-		-	1	-	(3)	(96)	(98)
Segment profit (loss) before income tax	772	*	288	112	(148)	634	92 *	1,750
Income tax	226		74	29	1	154	(1)	483
Segment results – net profit (loss)	546	*	214	83	(149)	480	93 *	1,267

* Reclassified, see section 12.1 above

25

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

12.2	Operating segments (contd.)

	Three months ended June 30, 2015 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,037	709	368	438	51	-	2,603
Inter-segment revenues	68	12	23	1	3	(107)	-
Total revenues	1,105	721	391	439	54	(107)	2,603

Depreciation and amortization	180	106	33	80	3	49	451

Segment results – operating profit	662	53	62	70	(2)	(51)	794
Financing expenses	122	-	3	240	1	(202)	164
Financing income	(22)	(14)	(1)	(4)	(5)	11	(35)
Total financing expenses (income), net	100	(14)	2	236	(4)	(191)	129

Segment profit (loss) after financing expenses, net	562	67	60	(166)	2	140	665
Income tax	180	18	15	-	-	(30)	183
Segment results – net profit (loss)	382	49	45	(166)	2	170	482

26

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

12.2	Operating segments (contd.)

	Three months ended June 30, 2014 (Unaudited):
	Domestic fixed-line communication		Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,006		828	354	427	57	(427)	2,245
Inter-segment revenues	67		15	12	-	2	(91)	5
Total revenues	1,073		843	366	427	59	(518)	2,250

Depreciation and amortization	172		105	33	74	6	(71)	319

Segment results – operating profit	471		127	58	67	637	(126)	1,234
Financing expenses	124		3	4	187	(1)	(190)	127
Financing income	(14	)*	(20)	(1)	(6)	-	(54)*	(95)
Total financing expenses (income), net	110	*	(17)	3	181	(1)	(244)*	32

Segment profit (loss) after financing expenses, net	361	*	144	55	(114)	638	118 *	1,202
Share in losses of associates	-		-	-	-	(3)	(76)	(79)
Segment profit (loss) before income tax	361	*	144	55	(114)	635	42 *	1,123
Income tax	110		38	14	1	151	(1)	313
Segment results – net profit (loss)	251	*	106	41	(115)	484	43 *	810

* Reclassified, see section 12.1 above

27

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

12.2	Operating segments (contd.)

	Year ended December 31, 2014 (Audited)
	Domestic fixed-line communication		Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,045		3,361	1,419	1,724	209	(1,724)	9,034
Inter-segment revenues	272		58	85	-	17	(411)	21
Total revenues	4,317		3,419	1,504	1,724	226	(2,135)	9,055

Depreciation and amortization	688		430	130	297	23	(287)	1,281

Segment results – operating profit	1,980		449	232	273	629	(337)	3,226
Financing expenses	472		21	18	620	2	(647)	486
Financing income	(72	)*	(77)	(9)	(26)	(11)	(161)*	(356)
Total financing expenses (income), net	400	*	(56)	9	594	(9)	(808)*	130

Segment profit (loss) after financing expenses, net	1,580	*	505	223	(321)	638	471 *	3,096
Share in profits (losses) of associates	-		-	1	-	(3)	(168)	(170)
Segment profit (loss) before income tax	1,580	*	505	224	(321)	635	303 *	2,926
Income tax	478		132	60	1	147	(3)	815
Segment results – net profit (loss)	1,102	*	373	164	(322)	488	306 *	2,111

* Reclassified, see section 12.1 above

28

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

12.3.	Adjustment of profit or loss for reporting segments

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Operating profit for reporting segments	1,545	1,484	847	723	2,934
Cancellation of results for a segment classified as an associate (up to gain of control)	(59)	(140)	-	(67)	(273)
Financing expenses, net	(166)	(74)	(129)	(32)	(130)
Share in profits (losses) of associates	16	(98)	-	(79)	(170)
Profit (loss) for operations classified in other categories and other adjustments	(56)	578	(53)	578	565
Income before income tax	1,280	1,750	665	1,123	2,926

29

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

13.	Condensed Financial Statements of Pelephone, Bezeq International and DBS

13.1.	Pelephone Communications Ltd.

Selected data from the statement of financial position

	June 30, 2015	June 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,468	1,775	1,658
Non-current assets	1,952	1,962	1,883
Total assets	3,420	3,737	3,541
Current liabilities	553	735	610
Long-term liabilities	96	105	86
Total liabilities	649	840	696
Capital	2,771	2,897	2,845
Total liabilities and equity	3,420	3,737	3,541

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,001	1,259	502	622	2,453
Revenues from sales of terminal equipment	447	501	219	221	966
Total revenues from services and sales	1,448	1,760	721	843	3,419
Cost of services and sales	1,195	1,293	588	612	2,537
Gross profit	253	467	133	231	882
Selling and marketing expenses	120	159	57	76	309
General and administrative expenses	48	55	23	28	106
Other operating expenses	-	-	-	-	18
	168	214	80	104	433

Operating profit	85	253	53	127	449
Financing expenses	3	9	-	3	21
Financing income	(31)	(44)	(14)	(20)	(77)
Financing income, net	(28)	(35)	(14)	(17)	(56)

Profit before income tax	113	288	67	144	505
Income tax	28	74	18	38	132
Profit for the period	85	214	49	106	373

30

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

13.2.	Bezeq International Ltd.

Selected data from the statement of financial position

	June 30, 2015	June 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	507	497	487
Non-current assets	736	746	730
Total assets	1,243	1,243	1,217
Current liabilities	340	299	313
Long-term liabilities	72	121	79
Total liabilities	412	420	392
Capital	831	823	825
Total liabilities and equity	1,243	1,243	1,217

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		For the year ended
	2015	2014	2015	2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	784	721	391	366	1,504
Operating expenses	501	447	250	229	951
Gross profit	283	274	141	137	553
Selling and marketing expenses	107	100	54	50	209
General and administrative expenses	54	58	25	29	112
	161	158	79	79	321

Operating profit	122	116	62	58	232
Financing expenses	7	9	3	4	18
Financing income	(4)	(4)	(1)	(1)	(9)
Financing expenses, net	3	5	2	3	9
Share in profits of equity-accounted associates	-	1	-	-	1
Profit before income tax	119	112	60	55	224
Income tax	30	29	15	14	60
Profit for the period	89	83	45	41	164

31

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

13.3.	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	June 30, 2015	June 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	651	558	434
Non-current assets	1,392	1,351	1,386
Total assets	2,043	1,909	1,820
Current liabilities	1,000	989	980
Long-term liabilities	1,577	3,798	1,450
Loans from shareholders	4,299	1,614	4,054
Total liabilities	6,876	6,401	6,484
Capital deficit	(4,833)	(4,492)	(4,664)
Total liabilities and capital deficit	2,043	1,909	1,820

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		For the year ended December 31,
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	879	851	439	427	1,724
Operating expenses	634	588	314	297	1,203 *
Gross profit	245	263	125	130	521
Selling and marketing expenses	70	80	34	40	154
General and administrative expenses	46	43	21	23	94 *
	116	123	55	63	248

Operating profit	129	140	70	67	273
Financing expenses	76	73	59	50	137
Financing expenses for shareholder loans, net	244	226	181	137	483
Financing income	(23)	(11)	(4)	(6)	(26)
Financing expenses, net	297	288	236	181	594

Loss before income tax	(168)	(148)	(166)	(114)	(321)
Income tax	1	1	-	1	1
Loss for the period	(169)	(149)	(166)	(115)	(322)

* Reclassified

32

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2015 (Unaudited)

14.	Subsequent Events

14.1.	On August 30, 2015, the Company's Board of Directors approved Amendment (No. 5) to the special collective agreement of December 5, 2006 between the Company, the employees union and the Histadrut New General Federation of Labor. The main points of the amendment are as follows:

1.	Extension of the collective agreement and retirement arrangements up to December 31, 2021 and their amendments.

2.	As part of the retirement arrangements, the Company may terminate the employment of 203 tenured employees (including newly-hired tenured employees) each year, at its discretion.

The Company's management believes that the estimated costs over the term of the agreement, including wage improvements, not including the retirement of employees subject to the Company's discretion, will amount to NIS 280 million (of which an amount of NIS 30 million is dependent on the Company's performance).

14.2.	On August 30, 2015, the Board of Directors authorized the Company’s management to review the option of issuing one or more new series of debentures to the public under the Company's shelf prospectus of May 2014. It is clarified that there is no final decision regarding the issuance and its scope, and the terms of the debentures have not yet been determined. The issuance is subject, in part, to the final decision of the Company's Board of Directors, publication of a shelf offering memorandum, and approval from the Tel Aviv Stock Exchange Ltd. to list the debentures for trading. The above is not an undertaking by the Company to perform the issuance and/or a public offering of securities, and there is no certainty that the issuance will indeed take place and/or what its terms will be.

14.3.	On August 30, 2015, the Company's Board of Directors approved the Company's guarantee for the undertaking of DBS to pay all of its obligations to the holders of Debentures Series B and C of DBS (amounting to NIS 1.05 billion and NIS 307 million respectively), against reduction of the rate of annual interest that the debentures will bear (0.5% and 1% respectively), and cancellation of securities and certain provisions in the deeds of trust of the debentures and in the debentures. Subsequently, the Company is taking steps towards signing an appropriate guarantee. For information about the terms of these debentures, see also section 5.15 of Chapter A to the Periodic Report for 2014.

14.4.	For information about the undertaking to provide additional credit, which the Company received in August 2015, see Note 5.2 above.

33

The information contained in this financial information report constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at June 30, 2015 (unaudited)

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of June 30, 2015 and for the six and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 597 million as of June 30, 2015, and the profit from this investee company amounted to NIS 5 million and NIS 2 million for the six and three month periods then ended, respectively. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 30, 2015

2

Condensed Separate Interim Financial Information as at June 30, 2015 (unaudited)

Condensed  interim information of Financial Position

	June 30, 2015	June 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	65	207	248
Investments, including derivatives	757	1,659	2,175
Trade receivables	796	727	720
Other receivables	111	216	107
Inventories	5	6	4
Loans provided to investees	309	262	261
Assets classified as held for sale	6	24	22
Total current assets	2,049	3,101	3,537

Investments	87	69	86
Trade and other receivables	156	36	51
Property, plant and equipment	4,715	4,563	4,620
Intangible assets	276	314	295
Investment in investees	7,097	6,328	6,325
Loans provided to investees	85	311	272
Deferred tax assets	-	40	-
Total non-current assets	12,416	11,661	11,649
Total assets	14,465	14,762	15,186

3

Condensed Separate Interim Financial Information as at June 30, 2015 (unaudited)

Condensed  interim information of Financial Position (contd.)

	June 30, 2015	June 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	1,615	1,555	1,570
Loan from an investee	434	434	-
Trade payables	150	127	167
Other payables, including derivatives	462	465	553
Current tax liabilities	677	574	590
Provisions (Note 5)	57	107	48
Employee benefits	220	340	223
Liability to Eurocom DBS Ltd., a related party	101	-	-
Total current liabilities	3,716	3,602	3,151

Debentures and loans	7,772	7,975	8,787
Loan from an investee	-	-	434
Employee benefits	195	195	203
Deferred tax liabilities	54	-	1
Derivatives	76	36	94
Other liabilities	72	70	75
Total non-current liabilities	8,169	8,276	9,594

Total liabilities	11,885	11,878	12,745

Equity
Share capital	3,860	3,848	3,855
Share premium	288	198	253
Reserves	414	500	416
Deficit	(1,982)	(1,662)	(2,083)
Total equity attributable to equity holders of the Company	2,580	2,884	2,441
Total liabilities and equity	14,465	14,762	15,186

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 30, 2015

The attached notes are an integral part of this condensed separate interim financial information.

4

Condensed Separate Interim Financial Information as at June 30, 2015 (unaudited)

Condensed interim information of Profit or Loss

	Six months ended June 30			Three months ended June 30			Year ended December 31
	2015	2014		2015	2014		2014
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million	NIS million		NIS million
Revenues (Note 2)	2,218	2,150		1,105	1,073		4,317

Cost of Activities
Depreciation and amortization	356	340		180	172		688
Salaries	453	451		226	228		895
Operating and general expenses (Note 3)	356	378		176	188		777
Other operating expenses (income), net (Note 4)	(156)	6		(139)	14		(23)
Cost of Activities	1,009	1,175		443	602		2,337

Operating profit	1,209	975		662	471		1,980
Financing expenses (income)
Financing expenses	220	230		122	124		472
Financing income	(45)	(27	)*	(22)	(14	)*	(72	)*
Financing expenses, net	175	203		100	110		400

Profit after financing expenses, net	1,034	772		562	361		1,580
Share in earnings of investees, net	217	721	*	100	559	*	1,009	*
Profit before income tax	1,251	1,493		662	920		2,589
Income tax	306	226		180	110		478
Profit for the period attributable to the owners of the Company	945	1,267		482	810		2,111

* Restated due to changes in accounting policy, see Note 1.3

Condensed  Interim Statement of Comprehensive Income

	Six months Ended June 30		Three months Ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	945	1,267	482	810	2,111
Items of other comprehensive income (loss) for the period including actuarial gains and hedging transactions, net of tax	33	(9)	16	(22)	(36)

Total comprehensive income for the period attributable to equity holders of the Company	978	1,258	498	788	2,075

The attached notes are an integral part of this condensed separate interim financial information.

5

Condensed Separate Interim Financial Information as at June 30, 2015 (unaudited)

Condensed interim information of Cash Flows

	Six months		Three months		Year ended
	Ended June 30		Ended June 30		December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	945	1,267	482	810	2,111
Adjustments:
Depreciation and amortization	356	340	180	172	688
Share in earnings of investees, net	(217)	(721)*	(100)	(559)*	(1,009)*
Financing expenses, net	178	205 *	96	107 *	432 *
Profit from gaining control in an investee	(12)	-	-	-	-
Capital gain, net	(157)	(120)	(146)	(103)	(175)
Income tax expenses	306	226	180	110	478
Sundries	(3)	(1)	(2)	-	3

Change in trade and other receivables	(76)	48	(2)	53	59
Change in trade and other payables	(111)	(15)	(131)	(72)	85
Change in provisions	10	(3)	7	1	(62)
Change in employee benefits	(11)	113	(3)	107	3

Net cash (used in) from operating activities due to transactions with subsidiaries	(23)	(6)	(5)	(2)	5

Net income tax paid	(181)	(172)	(100)	(79)	(359)
Net cash flows from operating activities	1,004	1,161	456	545	2,259
Cash flows from investing activities
Investment in intangible assets	(37)	(39)	(17)	(20)	(82)
Proceeds from the sale of property, plant and equipment	92	70	80	42	221
Acquisition of financial assets held for trading and others	(729)	(620)	(289)	(410)	(2,654)
Proceeds from the sale of financial assets held for trading and others	2,180	94	2,060	94	1,617
Purchase of property, plant and equipment	(385)	(378)	(174)	(187)	(740)
Sundries	2	2	5	3	(14)
Net cash from investment activities due to transactions with subsidiaries	197	589	241	345	931
Net cash provided by (used in) investment activities	1,320	(282)	1,906	(133)	(721)
Cash flow from financing activities
Issue of debentures and receipt of loans	-	-	-	-	1,446
Repayment of debentures and loans	(752)	(323)	(752)	(323)	(920)
Dividend paid	(844)	(802)	(844)	(802)	(2,069)
Payment to Eurocom DBS for purchase of shares and DBS loans	(680)	-	(680)	-	-
Interest paid	(200)	(213)	(182)	(191)	(421)
Sundries	(11)	(5)	(14)	(7)	3
Net cash (used in) from operating activities due to transactions with subsidiaries	(20)	434	(20)	434	434
Net cash used for financing activities	(2,507)	(909)	(2,492)	(889)	(1,527)
Increase (decrease) in cash and cash equivalents	(183)	(30)	(130)	(477)	11
Cash and cash equivalents at beginning of period	248	237	195	684	237
Cash and cash equivalents at the end of the period	65	207	65	207	248

* Restated due to changes in accounting policy, see Note 1.3

The attached notes are an integral part of this condensed separate interim financial information.

6

Notes to the Condensed Separate Interim Financial Information as at June 30, 2015 (unaudited)

Notes to the condensed separate interim financial information

1.	Manner of preparing financial information
1.1.	Definitions

The Company: Bezeq The Israel Telecommunication Corporation Limited

"Investee", the "Group", "Subsidiary": as these terms are defined in the Company's consolidated financial statements for 2014.

1.2.	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial statements for the year ended December 31, 2014 and in conjunction with the condensed interim consolidated financial statements as at June 30, 2015 ("the Consolidated Financial Statements").

Other than as set out in section 1.3 below, the accounting policies used in these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2014.

1.3.	Changes in accounting policies

Following closing of the transaction for the acquisition of Eurocom DBS's entire holdings of DBS shares and shareholders loans on June 24, 2015 as set out in Note 4 to the Consolidated Financial Statements, the Company changed its accounting policies with regard to the presentation of financing income for the shareholders loans provided to DBS.

Prior to acquisition of the entire holdings of DBS shares and shareholders loans the Company presented the financing revenue from shareholders loans under a financing revenue item in the statement of income, while the Company's share regarding DBS financing expenses were presented under the item "Company's share in profit (loss) of investees". As a result of the acquisition of 100% of the rights in DBS and in view of the Company's position that it does not expect to collect this financing income, the Company concluded that the financing revenue regarding shareholders loans to DBS should be presented net of DBS gains (losses) in the statement of income included in the separate financial information.

The change of policy was adopted and applied retrospectively. Effect of retrospective application on the relevant statement of income items:

	Six months ended June 30, 2014 (unaudited)
	As previously presented	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million
Financing expenses	230	-	230
Finance revenues	(127)	100	(27)
Financing expenses, net	103	100	203

Share in earnings of investees, net	621	100	721

7

Notes to the Condensed Separate Interim Financial Information as at June 30, 2015 (unaudited)

	Three months ended June 30, 2014 (unaudited)
	As previously presented	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million
Financing expenses	124	-	124
Finance revenues	(77)	63	(14)
Financing expenses, net	47	63	110

Share in earnings of investees, net	496	63	559

	For the year ended December 31, 2014 (audited)
	As previously presented	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million
Financing expenses	472	-	472
Finance revenues	(285)	213	(72)
Financing expenses, net	187	213	400

Share in earnings of investees, net	796	213	1,009

2.	Revenues
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Fixed-line telephony	799	841	396	415	1,668
Internet - infrastructure	770	677	387	345	1,394
Transmission and data communication	530	514	264	255	1,022
Other services	119	118	58	58	233
	2,218	2,150	1,105	1,073	4,317

3.	Operating and general expenses
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Maintenance of buildings and sites	98	108	47	53	217
Sales and marketing	95	100	48	52	213
Interconnectivity and payments to communications operators	75	81	37	39	161
Services and maintenance by sub-contractors	30	31	14	15	61
Vehicle maintenance	36	36	19	19	76
Terminal equipment and materials	22	22	11	10	49
	356	378	176	188	777

8

Notes to the Condensed Separate Interim Financial Information as at June 30, 2015 (unaudited)

4.	Other operating expenses (income), net
	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Gain from disposal of property, plant and equipment (mainly real estate)	(157)	(120)	(146)	(103)	(175)
Provision for contingent liabilities, net	12	-	6	-	(24)
Provision for severance pay in early retirement	1	125	1	117	176
Gain from increase in the Company's control of DBS Satellite Services Ltd.	(12)	-	-	-	-
Other	-	1	-	-	-
Other operating income, net	(156)	6	(139)	14	(23)

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 57 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of June 30, 2015 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 1,030 million. Of this amount, NIS 372 million is for a claim filed against the Company and other communications companies, without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 2.1 billion* for claims, the chances of which cannot be assessed at this stage. The foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to the reporting date, lawsuits were filed against the Company in a total amount of NIS 405 million, the chances of which cannot yet be assessed at this stage. Furthermore, another lawsuit in regard of which the exposure was NIS 144 million has concluded.
For further information concerning contingent liabilities see Note 6 to the Consolidated Financial Statements.

* The total includes a shareholder's claim against the Company and officers in the Company amounting to a total of NIS 1.1 billion or NIS 2 billion (based on the method for calculating the claimed damages).

6.	Dividends from investees

6.1	In May 2015, Pelephone Communications Ltd. paid a cash dividend to the Company, which was announced in March 2015, in the amount of NIS 159 million.
6.2	In May 2015, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in March 2015, in the amount of NIS 82 million.
6.3	In August 2015 the board of directors of Pelephone decided to distribute a dividend to the Company in the amount of NIS 84 million in October 2015.
6.4	In August 2015 the board of directors of Bezeq International decided to distribute a dividend to the Company in the amount of NIS 88 million in October 2015.

9

Notes to the Condensed Separate Interim Financial Information as at June 30, 2015 (unaudited)

7.	Events in and subsequent to the reporting period

7.1	For information regarding the increase in control in DBS see Note 4.2 to the Consolidated Financial Statements.
7.2	On March 8, 2015, the Company provided Bezeq International a loan in the amount of NIS 50 million to be repaid in one lump sum on March 8, 2016. The loan bears annual interest of 3.05%.
7.3	On August 30, 2015, the Company's board of directors approved a revision (number 5) to the special collective agreement dated December 5, 2006 between the Company and the workers committee and New General Federation of Workers, the highlights of which are:
1.	Extension of the collective agreement and retirement arrangements, and their revisions, through to December 31, 2021.
2.	Under the retirement arrangements, the Company will be entitled, at its discretion, to terminate the employment of up to 203 permanent employees (including new permanent employees) each year.

The Company's management estimates the expected costs for the entire period of the agreement, including wage hikes and excluding retrenchment of employees at the Company's discretion, to amount to NIS 280 million (of which NIS 30 million conditional upon the Company's results).

7.4	On August 30, 2015 the board of directors authorized the Company's management to examine options for issuing one or more new series of debentures to the public under the Company's shelf prospectus of May 2014. It is hereby clarified that a final decision with regard to such issue has not yet been made and the scope and terms thereof have not yet been set. Such an issue is subject, among other things, to a final decision by the Company's board of directors, issuing of a shelf offering and obtaining approval of the Tel Aviv Stock Exchange Ltd. for listing for trading. The foregoing does not constitute the Company's commitment to execute an issue and/or public offering of securities and it is not certain that such issue will indeed be executed and/or what its terms may be.

7.5	On August 30, 2015 the Company's board of directors provided the Company's guarantee for DBS's liability for full repayment of its debts to holders of DBS Series B and C debentures (in a total amount of NIS 1.05 billion and NIS 307million, respectively), against a reduction in the annual interest rates borne by the debentures (at 0.5% and 1%, respectively), and cancellation of certain collateral and provisions in the deeds of trust and debentures, and all in accordance with the provisions of the deeds of trust of the debentures and the debentures. Furthermore, the Company is taking measures for the signing of the appropriate letters of guarantee. For the terms of the foregoing debentures see section 5.15 of Chapter A to the Periodic Reports of 2014.

7.6	In August 2015 the Company entered into additional agreements with a bank and another financial institution, under which the Company received an undertaking from these organizations to provide additional credit of NIS 400 million for rescheduling a future debt of the Company in 2017.

10

Bezeq The Israel Telecommunication Corporation Limited

Consolidated Interim Pro Forma Financial Statements

June 30, 2015

(Unaudited)

בזק

The information contained in these financial statements constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Pro Forma Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying pro forma financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the pro forma condensed consolidated interim statements of income and comprehensive income for the six and three month periods ended on June 30, 2015. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on pro forma interim financial information for these interim periods based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose revenues constitute 1% of the total consolidated revenues for the six and three month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro forma financial information was not prepared, in all material respects, in accordance with IAS 34 based on the assumptions set forth in Note 2.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro forma interim financial information does not comply, in all material respects, with the disclosure requirements of Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970 based on the assumptions set forth in Note 2.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 30, 2015

2

Pro Forma Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Pro Forma Condensed Consolidated Interim Statements of Income

	Six months ended June 30, 2015			Six months ended June 30, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	4,777	434	5,211	4,561	842	5,403
Costs of activity
Depreciation and amortization	768	104	872	633	237	870
Salaries	936	69	1,005	891	131	1,022
General and operating expenses	1,801	230	2,031	1,691	428	2,119
Other operating income, net	(158)	12	(146)	(576)	-	(576)
	3,347	415	3,762	2,639	796	3,435

Operating profit	1,430	19	1,449	1,922	46	1,968
Financing expenses (income)
Financing expenses	265	34	299	240	55	295
Financing income	(99)	(21)	(120)	(166)	89	(77)
Financing expenses, net	166	13	179	74	144	218

Profit after financing expenses, net	1,264	6	1,270	1,848	(98)	1,750
Share in earnings (losses) of equity accounted investees	16	(17)	(1)	(98)	94	(4)
Profit before income tax	1,280	(11)	1,269	1,750	(4)	1,746
Income tax	335	12	347	483	(24)	459
Profit for the period	945	(23)	922	1,267	20	1,287
Earnings per share (NIS)
Basic earnings per share	0.34	-	0.34	0.46	0.01	0.47

Diluted earnings per share	0.34	(0.01)	0.33	0.46		0.47

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the pro forma financial statements: August 30, 2015

The attached notes are an integral part of these pro forma consolidated interim financial statements.

3

Pro Forma Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Six months ended June 30, 2015			Six months ended June 30, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	945	(23)	922	1,267	20	1,287
Items of other comprehensive income (loss) (net of tax)	33	-	33	(9)	-	(9)
Total comprehensive income for the period	978	(23)	955	1,258	20	1,278

The attached notes are an integral part of these pro forma consolidated interim financial statements.

4

Pro Forma Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Pro Forma Condensed Consolidated Interim Statements of Income (Contd.)

	Three months ended June 30, 2015			Three months ended June 30, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	2,603	-	2,603	2,250	422	2,672
Costs of activity
Depreciation and amortization	451	(9)	442	319	120	439
Salaries	497	-	497	443	69	512
General and operating expenses	1,002	-	1,002	822	213	1,035
Other operating income, net	(141)	-	(141)	(568)	-	(568)
	1,809	(9)	1,800	1,016	402	1,418

Operating profit	794	9	803	1,234	20	1,254
Financing expenses (income)
Financing expenses	164	2	166	127	31	158
Financing income	(35)	-	(35)	(95)	68	(27)
Financing expenses, net	129	2	131	32	99	131

Profit after financing expenses, net	665	7	672	1,202	(79)	1,123
Share in earnings (losses) of equity accounted investees	-	-	-	(79)	76	(3)
Profit before income tax	665	7	672	1,123	(3)	1,120
Income tax	183	2	185	313	(22)	291
Profit for the period	482	5	487	810	19	829
Earnings per share (NIS)
Basic earnings per share	0.18	-	0.18	0.30	-	0.30

Diluted earnings per share	0.17	0.01	0.18	0.29	0.01	0.30

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended June 30, 2015			Three months ended June 30, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	482	5	487	810	19	829
Items of other comprehensive income (loss) (net of tax)	16	-	16	(22)	-	(22)
Total comprehensive income for the period	498	5	503	788	19	807

The attached notes are an integral part of these pro forma consolidated interim financial statements

5

Pro Forma Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

Pro Forma Condensed Consolidated  Interim  Statements of  Income (Contd.)

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	9,055	1,710	10,765
Costs of activity
Depreciation and amortization	1,281	484	1,765
Salaries	1,768	267	2,035
General and operating expenses	3,366	872	4,238
Other operating income, net	(586)	1	(585)
	5,829	1,624	7,453

Operating profit	3,226	86	3,312
Financing expenses (income)
Financing expenses	486	98	584
Financing income	(356)	188	(168)
Financing expenses, net	130	286	416

Profit after financing expenses, net	3,096	(200)	2,896
Share in losses of equity-accounted investees	(170)	165	(5)
Profit before income tax	2,926	(35)	2,891
Income tax	815	(47)	768
Profit for the year	2,111	12	2,123
Earnings per share (NIS)
Basic earnings per share	0.77	0.01	0.78

Diluted earnings per share	0.77	-	0.77

Condensed Consolidated Interim Statements of Comprehensive Income

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the year	2,111	12	2,123
Items of other comprehensive loss (net of tax)	(36)	-	(36)
Total comprehensive income for the year	2,075	12	2,087

The attached notes are an integral part of these pro forma consolidated interim financial statements.

6

Notes to the Pro Forma Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

1.	General

1.1	These pro forma consolidated interim financial statements are prepared in accordance with Regulation 38B of the Israel Securities Regulations (Periodic and Immediate Reports), 1970 and refer to the gain of control in DBS. Up to March 23, 2015, the Company held 49.78% of DBS shares and accounted for this investment using the equity method. On this date, the general meeting of the Company's shareholders approved the acceptance of the merger terms and exercise of the option, and the Company's engagement in the Acquisition Transaction, as described in Note 4.2 to the Group's interim financial statements. As from March 23, 2015, the Company consolidates the financial statements of DBS in the Group's financial statements.
1.2	The pro forma consolidated interim financial statements are based on the condensed consolidated interim financial statements of the Company and the condensed interim financial statements of DBS as at June 30, 2015, which were prepared in accordance with IAS 34, Interim Financial Reporting.
2.	Assumptions and adjustments used to prepare the pro forma interim financial statements
2.1	The pro forma consolidated financial statements have been prepared to reflect the results of the Company's operations for the six and three months ended June 30, 2015 and June 30, 2014, and for the year ended December 31, 2014. The reports were prepared under the assumption that the business combination with DBS, which is described in Note 4.2 to the Group's condensed consolidated interim financial statements, was completed on January 1, 2013.
2.2	Prior to gaining control in DBS, as described above, the Company held 49.78% of its shares and accounted for this investment using the equity method. Accordingly, the consolidated statements of income included equity gains for this investment. In addition, for the purpose of the pro forma statement of income, the equity gains that were recognized up to March 23, 2015 were eliminated. In addition, a profit of NIS 12 million from acquisition of control was eliminated in the pro forma statement of income for the six months ended June 30, 2015.
2.3	Income and expenses arising from transactions between the Company and DBS were eliminated in the pro forma consolidated statements.
2.4	The adjustments for pro forma information include amortization of excess cost amounting to NIS 20 million and NIS 75 million for the six months ended June 30, 2015 and June 30, 2014, respectively, NIS 37 million for the three months ended June 30, 2014, and NIS 149 million for the year ended December 31, 2014. In addition, amortization of excess cost in the amount of NIS 7 million was recorded for the three month period ending June 30, 2015. The amortization was based on the estimated forecasted useful life of the excess cost as at the date of the business combination.
2.5	The Company assumes that there is no change in measurement of the fair value of DBS, allocation of excess cost, and the contingent consideration in the periods.

7

8

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. ( "the Company") and the consolidated Group companies (the Company and the consolidated companies, jointly - "the Group") for the six month period ended June 30, 2015 (“the Six Month Period”) and the three months then ended (“the Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors' report of December 31, 2014 is also available to the reader.

On March 23, 2015, the Company assumed control of D.B.S. Satellite Services (1998) Ltd. ("DBS"). As of that date, DBS is consolidated in the Company's statements. On June 24, 2015, the Company completed its acquisition of Eurocom's remaining holdings in DBS, and as of that date the Company holds all rights to DBS's shares ( "DBS's First Time Consolidation"). The effects of DBS's operations on the Group's income statement for the three months ended March 31, 2015 were included under the 'Share in the earnings of investees accounted for under the equity method" item.

For more information, see Note 4.2 to the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television

The Company’s financial statements also include an "Others" segment, which comprises mainly online content and commerce services (through "Walla") and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group's results were as follows:

	1-6.2015	1-6.2014	Increase (decrease)		4-6.2015	4-6.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit	945	1,267	(322)	(25.4)	482	810	(328)	(40.5)
EBITDA (operating profit before depreciation and amortization)	2,198	2,555	(357)	(14.0)	1,245	1,553	(308)	(19.8)

Results for the corresponding period and quarter include gains on the sale of all holdings in the shares of Coral-Tell Ltd. and a provision for termination of employment by way of early retirement (see Note 10 to the financial statements). For the first time, operating results for the present Quarter include the results of the Multi-Channel Television segment, as detailed below.

2

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	June 30, 2015	June 30, 2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Cash and current investments	1,825	2,398	(573)	(23.9)	The decrease was mainly due to ongoing investments in the Domestic Fixed-Line Communications segment, and was partially offset by DBS's First Time Consolidation to the amount of NIS 470 million.
Current and non-current trade and other receivables	3,127	3,247	(120)	(3.7)	The decrease was due to a reduction in trade receivables balances in the Cellular Communications segment, caused by a reduction in revenues from services, including revenues from hosting services and a reduction in installment-based terminal equipment sales. The decrease was partially offset by DBS's First Time Consolidation to the amount of NIS 181 million.
Other current assets	102	113	(11)	(9.7)	The decrease was mainly attributable to a reduction in held-for-sale assets in the Domestic Fixed-Line Communications segment.
Broadcasting rights	471	-	471	-	Balance from DBS's First Time Consolidation.
Property, plant and equipment	6,980	6,060	920	15.2	The increase was mainly due to DBS's First Time Consolidation to the amount of NIS 789 million.
Goodwill and intangible assets	3,692	1,839	1,853	100.8	The increase was due to the DBS's First Time Consolidation, mainly comprising goodwill, customer relations and brand value (see Note 4.2.4 to the financial statements).
Investments in investees as per the equity method	28	1,014	(986)	(97.2)	The decrease was due to the reversal of DBS's investment, presented as per the equity method, and its first time consolidation.
Deferred tax assets	854	35	819	-	After completing the acquisition of DBS, the Company attributed surplus acquisition costs to a deferred tax asset, net (See Note 4.2.4 d to the financial statements).
Other non-current assets	354	334	20	6.0
Total assets	17,433	15,040	2,393	15.9

3

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

	June 30, 2015	June 30, 2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Debt to financial institutions and debenture holders	11,368	9,349	2,019	21.6	The increase was mainly due to DBS's First Time Consolidation (including attributed surplus acquisition costs) to the amount of NIS 2.1 billion.
Liabilities towards Eurocom D.B.S. Ltd.	101	-	101	-	Obligation to pay a contingent consideration in a business combination (see Note 4.2.1 to the financial statements).
Trade and other payables	1,786	1,289	497	38.6	The increase was due to DBS's First Time Consolidation to the amount of NIS 546 million.
Other liabilities	1,598	1,518	80	5.3	The increase was mainly attributable to the Domestic Fixed-Line Communications Segment, due to current and deferred tax liabilities.
Total liabilities	14,853	12,156	2,697	22.2
Total equity	2,580	2,884	(304)	(10.5)	The decrease in total equity was mainly attributable to timing differences between accrual of earnings in the Company, and the distribution of such earnings as dividends.
					Equity comprises 14.8% of the balance sheet total, as compared to 19.2% of the balance sheet total on June 30, 2014.

4

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

1.2	Results of operations

1.2.1	Highlights

	1-6.2015	1-6.2014	Increase (decrease)		4-6.2015	4-6.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	4,777	4,561	216	4.7	2,603	2,250	353	15.7	The increase was due to DBS's First Time Consolidation in the present Quarter, to the amount of NIS 439 million, and increased revenues in the Domestic Fixed-Line Communications segment and the International Communications, Internet and NEP Services segment. The increase was partially offset by lower revenues in the Cellular Communications segment.
Depreciation and amortization	768	633	135	21.3	451	319	132	41.4	The increase was mainly due to DBS's First Time Consolidation in the present Quarter to the amount of NIS 80 million, and a write-down of surplus acquisition costs incurred when assuming control.
Labor costs	936	891	45	5.1	497	443	54	12.2	The increase was due to DBS's First Time Consolidation to the amount of NIS 62 million. The increase was partially offset by lower expenses in the Cellular Communications segment.
General and operating expenses	1,801	1,691	110	6.5	1,002	822	180	21.9	The increase was due to DBS's First Time Consolidation to the amount of NIS 227 million. The increase was partially offset by lower expenses in the Cellular Communications segment and in the Domestic Fixed-Line Communications segment.
Other operating income, net	158	576	(418)	(72.6)	141	568	(427)	(75.2)	Net income was down due to NIS 582 million in gains recorded in the same quarter last year on the sale of Coral-Tell Ltd. shares. The decrease was partially offset, mainly by a provision recorded in the same quarter last year for termination of employment by way of early retirement in the Domestic Fixed-Line Communications segment.
Operating profit	1,430	1,922	(492)	(25.6)	794	1,234	(440)	(35.7)
Finance expenses, net	166	74	92	-	129	32	97	-	Expenses were up mainly due to DBS's First Time Consolidation in the present Quarter, to the amount of NIS 55 million, and NIS 63 million in finance income from shareholder loans to DBS recognized in the same quarter last year.
Share in the gains (losses) of investees	16	(98)	114	-	-	(79)	79	(100)	Following DBS's First Time Consolidation in the present quarter, this item only includes the effects of this segment's results in the first quarter of 2015.
Income tax	335	483	(148)	(30.6)	183	313	(130)	(41.5)	The decrease was mainly due to taxes on gains from the sale of Coral-Tell Ltd.'s shares, included in the last-year quarter.
Profit for the period	945	1,267	(322)	(25.4)	482	810	(328)	(40.5)

5

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

1.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments:

	1-6.2015		1-6.2014		4-6.2015		4-6.2014
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	2,218	46.4	2,150	47.1	1,105	42.4	1,073	47.7
Cellular Communications	1,448	30.3	1,760	38.6	721	27.7	843	37.4
International Communications, Internet and NEP Services	784	16.4	721	15.8	391	15.0	366	16.3
Multi-Channel Television	879	18.4	851	18.7	439	16.9	427	19.0
Other and offsets*	(552)	(11.5)	(921)	(20.2)	(53)	(2.0)	(459)	(20.4)
Total	4,777	100	4,561	100	2,603	100	2,250	100

	1-6.2015		1-6.2014			4-6.2015		4-6.2014
	NIS millions	% of total revenues	NIS millions		% of total revenues	NIS millions	% of total revenues	NIS millions		% of total revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,209	54.5	975		45.3	662	59.9	471		43.9
Cellular Communications	85	5.9	253		14.4	53	7.4	127		15.1
International Communications, Internet and NEP Services	122	15.6	116		16.1	62	15.9	58		15.8
Multi-Channel Television	129	14.7	140		16.5	70	15.9	67		15.7
Other and offsets*	(115)	-	438	**	-	(53)	-	511	**	-
Consolidated operating profit/ % of Group revenues	1,430	29.9	1,922		42.1	794	30.5	1,234		54.8

(*)	Offsets are mainly for periods when results from Multi-Channel Television operations were included as an associate company.
(**)	Including NIS 582 million in gains on the sale of Coral-Tell Ltd.'s shares.

6

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

1.2.2	Operating segments

B	Domestic Fixed-Line Communications Segment

	1-6.2015	1-6.2014		Increase (decrease)		4-6.2015	4-6.2014		Increase (decrease)
	NIS millions	NIS millions		NIS millions	%	NIS millions	NIS millions		NIS millions	%	Explanation

Fixed-line telephony	799	841		(42)	(5.0)	396	415		(19)	(4.6)	The decrease was mainly due to a reduction in ARPU.
Internet - infrastructure	770	677		93	13.7	387	345		42	12.2	The increase was mostly attributable to growth in the number of internet subscribers and higher average revenues per user.
Transmission, data communications and others	649	632		17	2.7	322	313		9	2.9
Total revenues	2,218	2,150		68	3.2	1,105	1,073		32	3.0
Depreciation and amortization	356	340		16	4.7	180	172		8	4.7
Labor costs	453	451		2	0.4	226	228		(2)	(0.9)
General and operating expenses	356	378		(22)	(5.8)	176	188		(12)	(6.4)	The decrease was mainly due to a reduction in building maintenance costs and call completion fees to telecom operators.
Other operating expenses (income), net	(156)	6		(162)	-	(139)	14		(153)	-	The difference was mainly due to an expense recognized in the last-year quarter for termination of employment by way of early retirement and an increase in capital gains on property sales.
Operating profit	1,209	975		234	24.0	662	471		191	40.6
Finance expenses, net	175	203	*	(28)	(13.8)	100	110	*	(10)	(9.1)	Expenses were down mainly due to finance income from the fair value of future long-term credit from banks (see Note 5.1 to the financial statements).
Taxes on income	306	226		80	35.4	180	110		70	63.6	The increase was mainly attributable to an increase in pre-tax profit.
Segment profit	728	546		182	33.3	382	251		131	52.2

* Re-stated, see Note 12.1 to the financial statements.

7

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

1.2.2	Operating segments

C	Cellular Communications segment

	1-6.2015	1-6.2014	Increase (decrease)		4-6.2015	4-6.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Services	1,001	1,259	(258)	(20.5)	502	622	(120)	(19.3)	The decrease was due to a NIS 104 million reduction in hosting services revenues in the present period (NIS 52 million in the present Quarter), following termination of the contract with HOT Mobile in December 2014. The decrease was further due to a reduction in the number of subscribers, lower rates due to increased market competition, and migration of existing customers to cheaper bundles at current market prices, both of which lowered ARPU.
Equipment sales	447	501	(54)	(10.8)	219	221	(2)	(0.9)	The decrease was mainly due to a reduction in the number of items sold, partially offset by a change in the sales mix.
Total revenues	1,448	1,760	(312)	(17.7)	721	843	(122)	(14.5)
Depreciation and amortization	210	211	(1)	(0.5)	106	105	1	1
Labor costs	192	212	(20)	(9.4)	96	103	(7)	(6.8)	The decrease was mainly attributable to a reduction in the workforce.
General and operating expenses	961	1,084	(123)	(11.3)	466	508	(42)	(8.3)	The decrease was due to a reduction in most cost categories and mainly in terminal equipment costs, advertising, doubtful and bad debt, repair and expanded warranty services, rental costs, and content-related expenses.
Operating profit	85	253	(168)	(66.4)	53	127	(74)	(58.3)
Finance income, net	28	35	(7)	(20)	14	17	(3)	(17.6)
Income tax	28	74	(46)	(62.2)	18	38	(20)	(52.6)	The decrease was attributable to the reduction in income before taxes.
Segment profit	85	214	(129)	(60.3)	49	106	(57)	(53.8)

8

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

1.2.2	Operating segments

D	International Communications, Internet and NEP Services

	1-6.2015	1-6.2014	Increase (decrease)		4-6.2015	4-6.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	784	721	63	8.7	391	366	25	6.8	The increase was attributable to greater revenues from enterprise communication solutions (ICT), higher internet revenues due to growth in the number of subscribers, higher revenues from call transfers between global communication carriers, and an increase in revenues from data communication services. The increase was partially offset by a reduction in revenues from outgoing calls, mainly due to ongoing competition with cellular operators.
Depreciation and amortization	65	65	-	-	33	33	-	-
Labor costs	152	148	4	2.7	75	73	2	2.7	This increase was mainly attributable to an increase in the number of employees providing outsourced services in ICT operations
General and operating expenses	445	392	53	13.5	222	202	20	9.9	The increase was due to an increase in ICT equipment costs, internet services, call transfers between global communication carriers, and data communication services, corresponding with the above revenues.
Operating profit	122	116	6	5.2	62	58	4	6.9
Finance expenses, net	3	5	(2)	(40.0)	2	3	(1)	(33.3)
Share in the earnings of associates	-	1	(1)	(100)	-	-	-	-
Tax expenses	30	29	1	3.4	15	14	1	7.1
Segment profit	89	83	6	7.2	45	41	4	9.8

9

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

1.2.2	Operating segments

E	Multi-Channel Television

	1-6.2015	1-6.2014	Increase (decrease)		4-6.2015	4-6.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	879	851	28	3.3	439	427	12	2.8	This increase was mainly attributable to an increase in the average number of subscribers.
Depreciation and amortization	156	144	12	8.3	80	74	6	8.1
Labor costs	131	130	1	0.8	62	68	(6)	(8.8)
General and operating expenses	463	437	26	5.9	227	218	9	4.1	This increase was mainly due to an increase in utilized broadcasting rights, and content costs.
Operating profit	129	140	(11)	(7.9)	70	67	3	4.5
Finance expenses, net	53	62	(9)	(14.5)	55	44	11	25.0	The decrease in the present period was mainly due to linkage differences on debentures due to a greater drop in the CPI in the present period, as compared to the same period last year. The increase in the present Quarter was due to a greater rise in the CPI in the present Quarter as compared to the same quarter last year.
Finance expenses for shareholder loans, net	244	226	18	8.0	181	137	44	32.1	Expenses were up in the Quarter due to higher expenses for linkage differences, interest and factoring. Expenses in the period were partially offset by lower linkage differences.
Tax expenses	1	1	-	-	-	1	(1)	(100)
Segment loss	(169)	(149)	(20)	13.4	(166)	(115)	(51)	44.3

10

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

1.3	Cash flow

	1-6.2015	1-6.2014	Change		4-6.2015	4-6.2014	Change
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Net cash from operating activities	1,801	2,107	(306)	(14.5)	840	1,064	(224)	(21.1)	The decrease in net cash from operating activities was mainly attributable to the Cellular Communications segment, due to lower net profits and a more moderate decrease in trade receivables balances. The decrease in net cash from operating activities was also attributable to the Domestic Fixed-Line Communications segment. The decrease was partially offset by DBS's First Time Consolidation in the present Quarter, to the amount of NIS 106 million.
Net cash from (used in) investing activities	778	(557)	1,335	-	1,156	(60)	1,216	-	The increase in net cash from investing activities was due to an increase in the net proceeds on the sale of held-for-trade financial assets in the Domestic Fixed-Line Communications segment, and in the present period was also due to NIS 299 million in cash in the first quarter of 2015 from assuming control of DBS. The increase was partially offset by DBS's First Time Consolidation in the present Quarter, to the amount of NIS 262 million, which were mainly used to purchase held-for-trade financial assets, frequency purchases and increased investment in the 4G network in Cellular Communications and the net proceeds received in the same quarter last year from the sale of holdings in Coral-Tell Ltd.'s shares.
Net cash used in financing activities	(2,413)	(1,487)	(926)	62.3	(2,338)	(1,380)	(958)	69.4	The increase in net cash used in financing activities was mainly due to payments to Eurocom DBS for the acquisition of DBS's shares and loans to the amount of NIS 680 million and an increase in debenture repayments in the Domestic Fixed-Line Communications segment following repayment of debentures (Series 8) in the present Quarter. The increase was partially offset by DBS's First Time Consolidation in the present Quarter, to the amount of NIS 147 million. This amount mainly included debenture issues (see Note 5.3 to the financial statements).
Net increase (decrease) in cash	166	63	103	163.5	(342)	(376)	34	(9.0)

Average volume in the reporting Period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 10,833 million.

Supplier credit: NIS 848 million.

Short-term credit to customers: NIS 2,222 million. Long-term credit to customers: NIS 520 million.

11

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

1.3.	Cash flow (contd.)

As of June 30, 2015, the Group had a working capital deficit of NIS 472 million, as compared to a surplus of NIS 1,245 million on June 30, 2014.

According to its separate financial statements, the Company had a working capital deficit of NIS 1,667 million as of June 30, 2015, as compared to a working capital deficit of NIS 501 million on June 30, 2014.

The change in the Group's working capital was mainly attributable to the Domestic Fixed-Line Communications segment, mainly due to lower ongoing investments and DBS's First Time Consolidation which brought in a working capital deficit of NIS 349 million.

The Company's Board of Directors has reviewed, among other things, the Company's cash requirements and resources, both at present and in the foreseeable future, has reviewed the Company's and the Group's investment needs, the Company's and the Group's available credit sources, and has conducted sensitivity analysis to unexpected deterioration in the Company and the Group's business. In this context, the Company's Board of Directors has determined that the aforesaid working capital deficit does not indicate any liquidity problem in the Company and the Group and that there is no reasonable concern that the Company and the Group will fail to meet their existing and foreseeable obligations on time (even in the event of unexpected deterioration in the Company's and the Group's business). The Company and the Group can meet their existing and foreseeable cash requirements, both through available cash balances, through cash from operating activities, through dividends from subsidiaries, through guaranteed credit facilities for 2016 and 2017 under pre-determined commercial terms, and by raising debt from bank and non-bank sources.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

2.	Market Risk - Exposure and Management

2.1	Fair value sensitivity analysis data as of June 30, 2015 do not differ materially from sensitivity analysis data as of December 31, 2014, except for the effect of DBS's consolidation, which increased the Group's exposure to CPI changes by NIS 2 billion; exposure to changes in the real NIS-based interest rate - by NIS 2 billion; exposure to changes in the USD exchange rate - by NIS 1 billion; and exposure to changes in the USD-based interest rate - by NIS 0.8 billion.

2.2	The linkage bases report as of June 30, 2015 does not differ materially from the report as of December 31, 2014, except for a NIS 2 billion increase in CPI-linked liabilities, mainly due to DBS's consolidation.

3.	Aspects of Corporate Governance

Disclosure concerning the financial statements’ approval process

3.1	Committee

The Company’s Financial Statements Review Committee is a separate committee which does not serve as the Audit Committee. The Committee comprises 4 members, as follows: Yitzhak Idelman, chairman (external director); Mordechai Keret (external director); Tali Simone (external director); and Dr. Yehoshua Rosenzweig (independent director). All Committee members have accounting and financial expertise. All Committee members have submitted a statement prior to their appointment. For more information concerning the directors serving on the Committee, see Chapter D of the Company's Periodic Report for 2014.

12

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

3.2	Financial statements approval process

A.	The Financial Statements Review Committee discussed and finalized its recommendations to the Company's Board of Directors in its meetings of August 4, 2015, August 10, 2015, and August 27, 2015.

The Committee’s meeting on August 4, 2015, was attended by all Committee members and by the Chairman of the Board, Mr. Shaul Elovitch; Deputy CEO and CFO, Mr. Dudu Mizrahi; Company Comptroller, Mr. Danny Oz; Corporate Secretary, Mrs. Linor Yochelman; the Internal Auditor, Mr. Lior Segal; the Legal Counsel, Mr. Amir Nachlieli; Mr. Rami Nomkin - director; the external auditors; and other Company officers.

The Committee's meeting of August 10, 2015, was attended by all the above, except for Dr. Rosenzweig. However, the August 10, 2015 meeting was also attended by Company CEO, Mrs. Stella Handler.

The Committee’s meeting on August 27, 2015, was attended by all Committee members and by the Chairman of the Board, Mr. Shaul Elovitch; Corporate Secretary, Mrs. Linor Yochelman; the Internal Auditor, Mr. Lior Segal; the Legal Counsel, Mr. Amir Nachlieli; the external auditors; and other Company officers.

B.	The Committee reviewed, inter alia, the assessments and estimates made in connection with the financial statements; internal controls over financial reporting; full and proper disclosure in the financial statements; and the accounting policies adopted on material matters.

C.	The Committee submitted its recommendations to the Company’s Board of Directors in writing on August 27, 2015.

The Board of Directors discussed the Financial Statements Review Committee's recommendations and the financial statements on August 30, 2015.

D.	The Company’s Board of Directors believes that the Financial Statements Review Committee’s recommendations were submitted a reasonable time (three days) prior to the Board meeting, taking into account the scope and complexity of these recommendations.

E.	The Company’s Board of Directors adopted the Financial Statements Review Committee’s recommendations and resolved to approve the Company’s financial statements for the second quarter of 2015.

13

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

4.	Disclosure Concerning the Company’s Financial Reporting

4.1	Disclosure of material valuations

The following table discloses a material valuation pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970.

4.1.1	Valuation of Bezeq's investment in DBS:

(Attached to the financial statements as of March 31, 2015)

Subject of valuation	Value of Bezeq's investment in D.B.S. Satellite Services (1998) Ltd., in shares, share options, and various shareholder loans. The valuation was made as part of a Company transaction leading to Bezeq assuming control of DBS's shares.
Date of valuation	March 23, 2015; the valuation was signed on May 19, 2015.
Value prior to the valuation	The carrying amount of the Company's investment in DBS - NIS 1,064 million.
Value set in the valuation	NIS 1,076 million - value of Bezeq's investment in DBS.
Assessor’s identity and profile

Fahn Kanne Consulting Ltd. The valuation was made by a team headed by Mr. Shlomi Bartov, CPA, partner and CEO of Fahn Kanne Consulting. Mr. Bartov has extensive experience in consulting and supporting some of the largest companies in Israel.

Fahn Kanne Consulting is a subsidiary of Fahn Kanne & Co., a part of the Grant Thornton International Ltd. (GTIL) network, the special advisory services branch of the global Grant Thornton network specializing in spearheading international transactions, valuation and transaction consulting, global IPOs, executive consultancy and project financing.

The assessor has no dependence on the Company.

Valuation model	The valuation was conducted using the income approach, using the discounted cash flows (DCF) method. Value was assigned to share capital and shareholder debt based on the repayment order of the new shareholder loans and the extent of the shareholder's investments.
Assumptions used in the valuation	Discount rate - 8.5% (post-tax). Permanent growth rate - 1%. Scrap value of total value set in valuation - 80%.

14

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

4.1.2	Purchase Price Allocation (PPA) Valuation:

The valuation is appended to the financial statements.

Subject of valuation	PPA upon assuming control of D.B.S. Satellite Services (1998) Ltd., by exercising the option to purchase 8.6% of the company's shares.
Date of valuation	March 23, 2015; the valuation was signed on August 26, 2015.
Value prior to the valuation	N/A
Value set in the valuation	Brand value (before assigning deferred taxes) - NIS 347 million. Customer relations value (before assigning deferred taxes) - NIS 790 million. Deferred tax asset net of deferred tax liabilities - NIS 831 million. Goodwill (100%) (residual value) - NIS 609 million.
Assessor’s identity and profile	See above table - Section 4.1.1.
Valuation model

Fair value of customer relations was appraised using the income approach, using the multi-period excess earnings method.

Fair value for the brand was appraised using the relief from royalties approach.

Assumptions used in the valuation

Customer relations - Discount rate - 8.5% (post-tax).

Brand - Discount rate - 9.5% (post-tax).

Deferred tax asset, net - based on legal counsel concerning the utilization of DBS's losses carried forward.

4.2	Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

4.3	Material events subsequent to the financial statements’ date

For information on material events subsequent to the financial statements’ date, see Note 14 to the financial statements.

15

Board of Directors' Report on the state of the corporation's affairs for the periods ended June 30, 2015

5.	Details of debt certificate series

5.1	Debentures (Series 5 and 8)

	Debentures (Series 5)	Debentures (Series 8)
Repaid on June 1, 2015	NIS 397,827,674 par value	NIS 443,076,688 par value
Revaluated par value as of June 30, 2015	NIS 490,176,126	NIS 886,286,312
Fair and market value as of June 30, 2015	NIS 514,034,372	NIS 948,592,240

5.2	Debentures (Series 5-8) are rated Aa2 Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”). For current and historical ratings data for the debentures, see the Company's immediate report (amended) of April 21, 2015 (ref. no. 2015-01-004083) and its immediate report of August 13, 2014 (ref. no. 2014-01-133185) (Maalot), and its immediate reports of December 28, 2014 (ref. no. 2014-01-232224) and March 5, 2015 (ref. no. 2015-01-045085) (Midroog). The rating reports are included in this Board of Directors’ Report by way of reference.

6.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of June 30, 2015, see the Company's reporting form on the MAGNA system, dated August 31, 2015.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch Chairman of the Board	Stella Handler CEO

Date of signature: August 30, 2015

16

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

 Update to Chapter A (Description of Company Operations) 1

to the Periodic Report for 2014 ("Periodic Report") of

"Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

1.	Description of the general development of Bezeq Group's business

Section 1.1.2 - Merger of the Company and DBS

In the matter of the Company’s engagement in a transaction with Eurocom DBS to acquire Eurocom DBS’s entire holdings in DBS - on June 23, 2015, approval was received from the Minister of Communications to transfer the means of control in DBS in which the Company will control DBS and will hold the entire issued and paid-up capital of DBS. Subsequently, on June 24, 2015, the aforesaid transaction was completed. On this occasion, the Company transferred to Eurocom DBS the cash consideration for the transaction in the amount of NIS 680 million, Eurocom DBS transferred to the Company all its shares and rights to shares in DBS and assigned to the Company its entire rights in the shareholders’ loans that it had provided to DBS, and the director in DBS representing Eurocom DBS resigned his position. Upon completion of the transaction, DBS became a wholly owned subsidiary (100%) of the Company.

Section 1.3.3 - Dividend distribution

For information about a dividend distribution in the amount of NIS 844 million in respect of profits from the second half of 2014 that was approved by a general meeting of the Company’s shareholders on May 6, 2015, and a recommendation by the Board of Directors on August 30, 2015 in connection with a dividend distribution in the amount of NIS 933 million for profits in the first half of 2015, see Note 7 to the Company’s Financial Statements for the period ended June 30, 2015.

Outstanding, distributable profits at the reporting date - NIS 945 million2 (surpluses accumulated over the last two years, after subtracting previous distributions and excluding the Special Distribution).

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2013 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

[2]	Including revaluation gains in the amount of NIS 12 million for an increase in the control of DBS. Pursuant to a Board of Directors’ resolution dated February 10, 2015, these revaluation gains will be excluded from the dividend distribution policy and will not be distributed as a dividend.

2

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 1.4.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	1,105	1,113	1,086	1,081	1,073	1,077
Operating profit (NIS million)	662	547	507	498	471	504
Depreciation and amortization (NIS million)	180	176	170	178	172	168
EBITDA (NIS million) (1)	842	723	677	676	643	672
Net profit (NIS million) (8)	382	346	293	263	251	295
Cash flow from operating activities (NIS million)	456	548	499	599	545	616
Payments for investments in property, plant & equipment and intangible assets (NIS million)	191	231	195	210	207	210
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	80	12	82	69	42	28
Free cash flow (NIS million) (2)	345	329	386	458	380	434
Number of active subscriber lines at the end of the period (in thousands) (3)	2,204	2,208	2,205	2,205	2,205	2,214
Average monthly revenue per line (NIS) (ARPL) (4)	60	61	62	63	63	64
Number of outgoing minutes (in millions)	1,396	1,459	1,482	1,588	1,522	1,608
Number of incoming minutes (in millions)	1,385	1,428	1,440	1,498	1,424	1,467
Number of active subscriber lines at the end of the period (in thousands) (7)	1,418	1,390	1,364	1,335	1,308	1,289
Number of active subscriber lines at the end of the period (in thousands) – wholesale (7)	78	11	-	-	-	-
Average monthly revenue per Internet subscriber (NIS) - retail	88	87	85	85	84	82
Average broadband speed per Internet subscriber (Mbps)(5)	34.9	33.2	32.5	24.0	21.9	20.0
Churn rate (6)	2.4%	2.4%	2.5%	2.8%	2.8%	3.0%

(1)	EBITDA (Earnings before interest, taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.
(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).
(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.
(8)	Commencing in Q2 2015, the Company revised the internal management reporting structure in connection with financing income for shareholders loans that were provided to DBS and it no longer presents the financing income for shareholder loans as part of financing income for the fixed line domestic carrier segment. Comparison figures were restated so as to reflect the change in reporting structure. In this matter, see Note 12.1 to the Company’s Financials.

3

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.	Pelephone

	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenue from services (NIS million)	502	499	584	610	622	637
Revenues from sale of equipment (NIS million)	219	228	251	214	221	280
Total revenue (NIS million)	721	727	835	824	843	917
Operating profit (NIS million)	53	32	74	122	127	126
Depreciation and amortization (NIS million)	106	104	111	108	105	106
EBITDA (1)	159	136	184	231	232	232
Net profit (NIS million)	49	36	59	100	106	108
Cash flow from operating activities (NIS million)	202	351	158	286	420	349
Payments for investments in property, plant and equipment and intangible assets (NIS million)	199	72	80	83	85	73
Free cash flow (NIS million) (1)	3	279	78	203	335	276
Number of subscribers at end of the period (thousands) (2)	2,566	2,565	2,586	2,600	2,610	2,631
Average monthly revenue per subscriber (NIS) (ARPU) (3)	65	65	75	78	79	80
Churn rate (4)	6.1%	6.5%	5.6%	7.3%	6.5%	7.5%

(1)	Regarding the definition of EBITDA and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber data include Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.

(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

4

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

C.	Bezeq International

	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	391	393	398	385	366	355
Operating profit (NIS million)	62	61	57	59	58	58
Depreciation and amortization (NIS million)	32	32	33	32	33	32
EBITDA (NIS million) (1)	94	93	90	92	90	90
Net profit (NIS million)	45	44	39	42	41	42
Cash flow from operating activities (NIS million)	74	62	71	71	95	74
Payments for investments in property, plant and equipment and intangible assets (NIS million) (2)	26	53	28	27	23	31
Free cash flow (NIS million) (1)	48	9	43	44	72	43
Churn rate (3)	4.9%	4.1%	4.7%	4.5%	3.7%	4.0%

(1)	Regarding the definition of EBITDA and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long term investments in assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	439	440	440	432	428	424
Operating profit (NIS million)	70	59	57	76	67	73
Depreciation and amortization (NIS million)	80	76	78	75	74	70
EBITDA (NIS million) (1)	150	135	135	151	141	143
Net profit (loss) (NIS million)	(166)	(3)	(87)	(86)	(115)	(34)
Cash flow from operating activities (NIS million)	106	149	122	101	106	113
Payments for investments in property, plant and equipment and intangible assets (NIS million)	82	65	94	64	68	78
Free cash flow (NIS million) (1)	24	84	27	38	38	35
Number of subscribers (at the end of the period, in thousands) (2)	638	634	632	623	613	607
Average monthly revenues per subscriber (ARPU) (NIS)(3)	230	232	234	233	234	234
Churn rate (4)	3.1%	3.4%	2.9%	3.2%	3.1%	3.6%

(1)	Regarding the definition of EBITDA and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber – one household or one small business customer. In the event of a business customer with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by average number of customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

5

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 1.5 - Forecast regarding the Group

On the forecast for the Group for 2015 as published in the 2014 financials - the forecast remains unchanged after the execution of the transaction for the purchase of all the holdings in DBS (see update to Section 1.1.2) and after approval of the amendment to the collective labor agreement (see update to Section 2.9).

Section 1.6 - General environment and the influence of external factors on the Group's activity

Section 1.6.3 - Regulatory oversight and changes in the regulatory environment - wholesale market

Following the High Court of Justice ("HCJ") ruling of March 25, 2015 that a round-table discussion must be held with the participation of the Company and the State, as a form of post hearing, to examine the Company’s arguments (professional and technical arguments, including technical issues which the Company claims are impossible to implement), in an effort to clarify such issues wherever possible and make the necessary amendments, and after which the Company and the State must submit statements to the Court within 60 days, the Company and the Ministry of Communications held discussions on the subject of the possible implementation of the wholesale telephony service and issues pertaining to the economic pricing model.

On April 20, 2015, the Company received a letter from the Director General of the Ministry of Communications on the subject of providing wholesale telephony service. According to the letter, further to the meetings between the Ministry and the Company pursuant to the above-mentioned HCJ ruling, it emerges, according to the Ministry, that provision of the wholesale services on the Bezeq network is technically feasible, with slight adjustments, within a short period and at negligible cost. The letter also states that the Ministry believes there are several possible technological solutions to providing the service in accordance with the service portfolio on time, and the letter includes a summary of three of these solutions. The Ministry therefore expects Bezeq to prepare for providing the service on the scheduled date (May 17, 2015). To this end, by April 27, 2015 the Company was required to submit documents to the Ministry describing the computerized interface for this service, and the letter also stipulates that insofar as Bezeq fails to submit these documents on time, the Ministry will take the view that Bezeq has no intention of providing the wholesale telephony service in accordance with its license, and it will take every available course of action (a copy of the letter sent by the Director General of the Ministry of Communications is attached to the Company’s immediate report dated April 20, 2015, included in this report by way of reference). On April 26, 2015, the Company submitted its comments on this letter, completely rejecting the allegation that it had used the argument of the unfeasibility of the implementation to avoid providing the telephony services, and that the “technological solutions” presented in the Ministry’s letter do not resolve the problem of unfeasibility and make it impossible to provide wholesale telephony services on the Company’s existing network; nor are they consistent with the format for providing the services as defined in the service portfolio (in this context, the Company even suggested appointing an independent expert to examine the feasibility of the options put forward by the Ministry of Communications). Furthermore, the Company noted that the documents relating to the computerized interface for the service cannot be prepared as long as the service itself is impossible to implement (or even, taking the Ministry’s position, until the format for the service has been defined and, according to the Ministry, several options may be possible).

On May 7, 2015, the Minister of Communications, Minister of Finance and Ministry of Communications submitted an updated notice on the Company’s aforementioned petition, whereby, after the Ministry of Communications held meetings with the Company subsequent to the HCJ decision, the Ministry concluded that the provision of wholesale telephony services by the Company was technically feasible and that had the Company made preparations in advance, there would have been no technical impediment to opening the wholesale market in this field on the scheduled date, May 17, 2015. As for the economic issues, the notice stated that the Ministry of Communications had concluded that the Company’s arguments that the tariffs were unreasonable should not be accepted. Nevertheless, after re-examining the Company's arguments, it had reached the conclusion that there was room to make certain changes in matters concerning the demand for data usage and requirements concerning the quality of the service as defined in the service portfolio (which the Ministry believes do not affect the tariffs), including the Ministry's intention to publish a preliminary hearing for the entire market and not to enforce requirements concerning the quality of the service at this stage. The notice included expert opinions by the Ministry's engineering and economic professionals. On May 25, 2015, the Company submitted its revised notice in this proceeding. In the revised notice, the Company rejects the statements in the State's update, and noted that contrary to the State's conclusions (1) the various solutions put forward by the Ministry for providing telephony services in a wholesale market are not technically feasible. (2) The tariffs determined by the Ministry of Communications for the provision of the wholesale market services are unreasonable. The Company further asserts that the Ministry of Communications has not completed the discussions to evaluate the Company's arguments, as requested by HCJ, and has held steadfastly to its decisions such that the unreasonableness of such decisions has remained unchanged. The Company’s revised notice included an engineering opinion prepared by an external expert and an internal economic opinion (together with an external comparative study indicating that the wholesale price in European countries on which the Ministry relied, is more than double the price determined by the Israeli ministry). On June 15, 2015, HCJ handed down its decision that the case would be returned to the tribunal. The hearing of the petition was set for September 16, 2015. The Company and the Ministry of Communications are currently negotiating in an attempt to find solutions to the disputes.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Until May 16, 2015, retail subscribers were transferred to a wholesale subscription (wholesale BSA service) via a non-automated process (a manual process that requires the intervention of Company employees). Notably, the Ministry of Communications and some of the communications operators had complaints regarding the Company’s work capacity at that stage. As of May 17, 2015, the transfer is made by means of an automated process that does not require human intervention.

On May 11, 2015, the Company received notice from the Ministry of Communications of its intention to impose a monetary sanction in connection with the implementation of the broadband reform (the "Notice"), whereby, as detailed in the supervisory report attached to the Notice, the Ministry found that the Company was not in compliance with the directives prescribed in the service portfolio and that such course of conduct amounted to a violation under Item (5) of Section D of the Addendum to the Communications Law (Telecommunications and Broadcasting), 1982. The Ministry therefore intends to impose on the Company a monetary sanction of NIS 11,343,800, which is the maximum amount prescribed by the law. According to the Notice, the Ministry believes that the Company's conduct since the launching of the reform amounts, at the very least, to a violation of the provisions of the service portfolio in the following matters:

1.	The Company conducted customer retention calls prior to completing the transition (to wholesale);

2.	The Company did not enable implementation of a verbal transition process during the interim period until the establishment of an automated interface;

3.	The Company did not comply with the timeframe prescribed for transferring an infrastructure subscriber from the Company to a service provider, and for transferring a subscriber between suppliers on the Company's infrastructure

4.	The Company operated the service provider call center in a limited scope compared with the other centers, thereby discriminating between the different types of subscribers.

The explanations provided in the Notice stated, among other reasons, that the violation made it difficult to create competition in the market, assisted the Company in maintaining its monopolistic market share and the resulting high revenues, and that the Company's conduct could harm and even prevent an important and significant reform in the Israeli communications market, which was designed to ensure the public's interest, consumers' welfare and competition in various markets, including in the Internet and telephony sectors, and in the future in the commercial broadcasting and other sectors

The Company dismissed the Notice and submitted its counter-arguments, including that it rejects the unsubstantiated statements and determinations in the Notice in the context of preventing the reform and monopolistic practices. At the same time, the Company presented the Ministry’s unreasonable course of conduct and the updating of the service portfolio in excess of its authority, while disregarding the complexity of the non-automated processes and the time frame prescribed for them.

On June 1, 2015, the Ministry of Communications published a hearing concerning the use of terminal equipment in a wholesale market, whereby it is considering the establishment of an “associate arrangement” for the BSA service file, according to which retail subscribers that become wholesale subscribers will be able to continue to use the Company’s terminal equipment for a further 6 months, after which the equipment will be returned to the Company. On June 30, 2015, the Company filed its position opposing the arrangement under consideration, which infringes upon the Company’s proprietary rights and expropriates its property, is contrary to the approach and justification underlying the wholesale service in that it detracts from the service provider’s responsibility at the Company’s expense, where there is no market failure, lack of infrastructure or bottleneck, and it fails to comply with the clause limiting infringement of a basic right. On the same date, Bezeq International filed its position which also opposes the arrangement under consideration and asks for the conditions of the arrangement to be amended.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

On June 15, 2015, the Antitrust Authority asked the Company for information as part of a review being conducted by the Antitrust Commissioner in relation to the provision of wholesale services on the Company’s network, including information about requests to connect customers as part of the wholesale market, the dates of visits by technicians and Company documents relating to the reform of the wholesale market. The Company submits the information as requested by the Authority.

Section 1.6.4 - Regulatory oversight and changes in the regulatory environment - additional topics

Sub-section F - Enforcement and monetary penalties - the Ministry of Communications has recently made extensive use of the oversight powers and has issued notice of its intention to impose monetary sanctions on the Company regarding on-going regulatory matters as well as matters pertaining to implementation of the wholesale market. The Company submitted its comments on these oversight reports and notice of the imposition of such penalties to the Ministry.

2.	Bezeq (“the Company”) - Domestic fixed-line communications

Section 2.7.4 – Real estate

Sub-section A - concerning the Company’s right to receive a site in Sakia, further to the Company’s talks with the planning authorities vis-a-vis exercising the Company’s rights under the planning authorization contract between the Company and ILA - in April 2015, a detailed outline plan was submitted to the Regional Planning Committee and published for objections, which determined the purposes, uses, building rights and construction provisions for the zoning in the plan.

Section 2.9 – Human resources

On August 30, 2015, the Company’s Board of Directors approved an amendment (no. 5) to the special collective labor agreement from December 5, 2006 between the Company, the union and the Histadrut. The main points of the amendment are:

1.	An extension of the collective labor agreement and the retirement arrangements through December 31, 2021 and amendments thereof.

2.	As part of the retirement arrangements, the Company will be entitled, at its discretion, to terminate the employment of up to 203 tenured employees (including new tenured employees) each year.

3.	The estimated cost of the agreement, including wage improvements and not including the retirement of employees which is subject to the Company’s discretion, is NIS 280 million throughout the period of the agreement (of which about NIS 30 million are contingent on the Company’s performance).

Section 2.11 – Working capital

See Section 1.3 of the Board of Directors' Report for information about the Company’s working capital.

At June 30, 2015, the Company has a working capital deficit in the amount of NIS 1,667 million (this figure refers to the Company's separate financial statements. In the Company's consolidated financial statements as at June 30, 2015, there is a working capital deficit in the amount of NIS 472 million).

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 2.13 - Financing

On April 2, 2015 and on May 6, 2015, the Company entered into agreements with banking institutions in which context the banks undertook to provide the Company with credit in 2016 to recycle future debt, in the aggregate amount of NIS 900 million. The undertaking is to provide credit to the Company in June 2016 with an average duration of 4.6 years (repayment in five, equal annual installments as of June 1, 2019 until June 1, 2023), at an aggregate interest rate of 3.7% (fixed, shekel non-linked interest). Furthermore, on June 11, 2015, the Company entered into an additional agreement with a financial institution in which context the financial institution undertook to provide the Company with further credit of NIS 500 million to recycle a future debt of the Company in 2016. The undertaking is to provide credit to the Company in December 2016 with an average duration of 4.9 years (repayment in five, equal annual installments from December 15, 2019 through December 15, 2023), at an aggregate interest rate of 4.3% (fixed, shekel non-linked interest). The terms of all the above undertakings and the loans to be provided thereunder, include terms that are similar to those given in relation to other loans provided to the Company, as detailed in Part C, Note 11.2.1 of the 2014 Periodic Report. These conditions include: an undertaking to refrain from creating additional liens over the Company's assets (under certain restrictions); an undertaking whereby, in the event that the Company assumes an undertaking towards a particular party in connection with meeting financial covenants, the Company shall also assume an identical undertaking with respect to this credit (subject to certain exceptions), and also accepted terms for immediate repayment (such as breach events, insolvency, liquidation or receivership and so forth), and cross default (with certain restrictions), that will also apply, mutatis mutandis, with respect to the periods of the undertaking to provide credit.

Additionally, the Company is working to obtain an undertaking to provide credit in 2017, and at the date of the report it received such undertaking in the amount of NIS 400 million.

On August 30, 2018, the Board of Directors authorized the Company’s management to review the possible issuance of one or more new series of debentures to the public by virtue of the Company’s shelf offering from May 2014. It should be clarified that no final decision on the issuance and scope of the issuance has been made, and the conditions of the debentures have yet to be determined. The issuance is subject, in part, to a final decision by the Company’s Board of Directors, publication of a shelf offering and obtaining the approval of the Tel Aviv Stock Exchange Ltd. for listing the debentures for trade. The foregoing should not be construed as an undertaking by the Company to carry out the issuance and/or a public offering of securities, and there is no certainty that the issuance will actually take place and/or what its conditions will be.

On April 21, 2015, Maalot affirmed a rating of ilAA/Stable for the Company. In this matter, see also Section 5 of the Directors’ Report.

See Section 5 of the Directors’ Report on the repayments of a bond fund (Series 5) and a bond fund (Series 8).

On August 30, 2015, the Board of Directors of the Company approved the providing of a guarantee by the Company to uphold an undertaking by DBS to pay all the outstanding debts towards the holders of Debentures in Series B and C of DBS (in the amount of NIS 1.05 billion and NIS 307 million respectively), and this against a reduction of the annual rate of interest that the debentures will bear (by 0.5% and 1% respectively), as well as a cancellation of certain provisions sureties in the deeds of trust and debentures, and all in accordance with the conditions of the debentures’ deeds of trust and the debentures. Pursuant to the foregoing, the Company is working to sign appropriate letters of guarantee. For the conditions of these debentures, see also Section 5.15 in Chapter of the 2014 Periodic Report.

Section 2.15.3 – Permits

Concerning high-voltage facilities - at the date of this report, radiation permits for 27 HV facilities have been received. Two additional facilities are still in the process of obtaining such permits.

Section 2.16.5 - Authority with respect to real estate

On May 7, 2015, the Ministry of Communications published a hearing on the subject of wiring in residential buildings. As part of the hearing it announced that taking note of the 2010 amendment to the Planning and Construction Regulations, which prescribes that the owner of a building permit must install three conduits from the boundary of the property to the building’s internal communications cabinet, and that due to complaints by IBC concerning the lack of available conduits, it is considering, inter alia, determining that Bezeq and Hot groups will each use one conduit from the boundary of the property to the building’s internal communications cabinet and to the communications cabinets on each floor, and that they must vacate conduits in existing buildings and make the necessary modifications following IBC’s requests in certain circumstances. The Company submitted its objection to the aforesaid determinations, in part due to a lack of justification, proportionality and necessity.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 2.16.8 – Antitrust Laws

Concerning sub-section G - negotiations with the Antitrust Commissioner whereby the Company abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly in a sales promotion campaign - on March 31, 2015, the Company appealed the decision to the Antitrust Court, and submitted the opinion and affidavit of an economic expert, in which the Company asked that the court instruct that the determination is nullified, and alternatively for its repeal. In this appeal, the Company also argued that there had been no negative margin, that the decision had ignored various tests of negative margin and margin squeeze, that under the circumstances there was no concern of harm to competition, that in practice competition had not been adversely affected and that there had been no breach of relevant sections of the Antitrust Law. The Company also pointed out that the Authority had been in breach of administrative obligations while formulating the decision and by its very publication, which should also lead to cancelling the decision.

Section 2.18 – Legal proceedings

Subsection G on a claim and an application for its certification as a class action that was filed against the Company in the Haifa District Court in which it is alleged that the Company does not permit existing customers to connect to the its infrastructure at the prices offered to new customers for the same service - on August 11, 2015, the court authorized the motion to abandon the application to certify the action as a class action without an order for legal costs.

Concerning sub-section J on an application to certify a claim as a derivative claim in the matter of a Company transaction for acquisition of all the holdings and shareholders’ loans of Eurocom DBS in DBS (“the First Application”) - on April 2, 2015 an additional application was filed in the Tel Aviv District Court (Economics Department) (“the Second Application”) to certify a derivative claim in the same matter by a private shareholder who owns 30 shares of the Company and a company under his full ownership that holds 1000 Company shares (“the Applicants”), against the Company and against Eurocom DBS and Shaul Elovitch (Chairman of the Company’s Board of Directors and an indirect controlling shareholder of the Company and Eurocom), against members of the Company’s Board of Directors who approved the transaction, against three other Company directors, as claimed, for their influence over the resolutions passed by the sub-committee of the Company’s Board of Directors, and against Bank of America Merrill Lynch for its professional liability and alleged negligence in estimation of the purchase price (“the Respondents”). The Applicants request, inter alia, that the court approve the filing of a derivative claim in the Company’s name, in which Eurocom DBS and Shaul Elovitch will be required to return a total of NIS 518 million, which in the opinion of the Applicants and their economic expert, constitutes the “unfair surplus consideration” paid for acquiring the outstanding shares of Eurocom DBS, to determine the liability of the respondent directors and the liability of the Bank of America Merrill Lynch for contracting in the transaction, and to obligate them to pay the entire amount up to a total of NIS 518 million which shall not be returned to the Company’s coffers, as noted above, or alternatively to obligate all the Respondents for payment of NIS 477 million which is the price obtained, according to the Applicants, on the assumption of credit of only 70% of the value of the synergies in favor of DBS (instead of 100%). On June 25, 2015, the Court resolved to strike out the Second Application, further to the application that was submitted on this matter. Accordingly, the hearing on the First Application will proceed.

In August 2015, the Company received an application to certify as a class action an action that had been filed in the Tel Aviv District Court. The application, which was filed by a Company subscriber, alleges that the Company abused its monopoly position to price its services in a manner that restricts the ability of the Company’s competitors to offer fixed-line telephony services at competitive prices. This includes by offering its customers special offers in which it charges a lower price for its fixed-line telephony services than the price charged only for internet infrastructure services, namely for an input which is critical to the activity of its competitors in the market that operate using VoB technology (on this, it should be noted that in November 2014, the Antitrust Authority issued a ruling whereby the Company abused its position as a monopoly and the Company appealed the ruling in the Antitrust Court - see Section 2.16.8 (g) in Chapter A of the 2014 reports and an update to that section in this report). The applicant argues that the loss caused to the public as a result of the foregoing is estimated by examining the difference between the existing price in the fixed-line telephony market and comparing it with the hypothetical price that would have prevailed in a market with sophisticated competition that in turn would have resulted in lower prices in the long term. Based on an economic opinion (which the applicant mentions but was not included in the documents received by the Company), the applicant estimates the amount of the class action at NIS 244 million. The applicant claims that the members of the class action group are all the customers of the fixed-line telephony services, irrespective of whether the services are provided by the Company or its competitors, including by VoB technology, from January 15, 2011 and up to the date of submittal of the application.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.1.5 A - Establishment of cellular networks using advanced technologies

On May 20, 2015, Pelephone paid NIS 96 million in license fees for the LTE frequencies tender and deposited a guarantee of NIS 80 million with the Ministry of Communications as required in the tender. On August 9, 2015, the Ministry of Communications informed Pelephone that as a direct outcome of its winning the tender for the allocation of 4G frequencies, Pelephone’s license had been amended thus allowing it to provide LTE (4G) services, and that it was also allocated the dedicated frequencies it had been awarded as part of that tender. The amendment to the license includes: permission to operate 4G services, rules for network sharing among operators (based on the models specified in the amendment), and definitions for systemic performance and requirements (quality and cover) that the 4G network must comply with (based on a periodic classification).

Section 3.6.2 C - Infrastructure sharing

On March 29, 2015, the Minister of Communications announced that the infrastructure sharing agreements between Cellcom and Golan Telecom must be changed significantly before the Ministry of Communications will review the agreements in detail. As far as Pelephone is aware, the companies are studying the repercussions of the required changes and are taking action to apply these changes in order to obtain the Minister’s approval of the agreements.

On April 20, 2015, Partner and Hot Mobile announced that the Minister of Communications had approved the network sharing agreement between them. To the best of Pelephone’s knowledge, the cellular network shared by the companies will operate through a joint venture of these two companies (“the Joint Venture”). The Joint Venture’s entire operation is subject to obtaining a communications license for the venture and to the allocation of frequency bands in the 1800 Mhz spectrum that Partner and Hot Mobile won as part of the 4G frequency tender.

On July 8, 2015, the Antitrust Commissioner’s decision was received granting a conditional exemption from a restrictive arrangement to the Joint Venture between Pelephone and Cellcom for the maintenance of passive components on cellular sites owned by Pelephone and Cellcom, including the reduction of costs by sharing the passive network components on these sites (including antennae), and the construction and maintenance of the shared sites by means of a supplier (“the External Contractor”) to be chosen jointly by Pelephone and Cellcom (“the Agreement”). The exemption was granted, inter alia, on condition that each of the companies may independently enter into an agreement with a third party for the provision of hosting services on sites owned by the company and sites owned by the other company. In addition, the exemption limits the companies with respect to the employment of a party who is an employee, consultant or officer with the External Contractor, and the transfer of information which is not required as part of the Agreement among the companies themselves and between the External Contractor and either of the companies. The exemption is in force for a period of 10 years.

On August 9, 2015, the Ministry of Communications informed Hot Mobile that its license had been amended to facilitate the rendering of advanced services based on the use of LTE technologies and the allocation of the relevant frequencies that it had won the right to use according to the results of the tender. Furthermore, the Ministry of Communications announced that both Hot Mobile and Partner may use the frequency bands allocated to each of them through the MOCN, and that the MCON is also entitled to operate the cell-based radio centers by means of these frequency bands. The Ministry of Communications also granted the joint venture a special license to provide cellular radio infrastructure services to the cellular telephony operators. The license is valid for 10 years.

Section 3.6.2 D - MVNO - Mobile Virtual Network Operator

On July 7, 2015, Pelephone signed an agreement to acquire the activity of Alon Cellular. The agreement is subject to regulatory approvals that have not yet been received.

According to information published in the media, in July 2015, Cellcom acquired the activity of Home Cellular, a virtual cellular communications network operator.

Section 3.9 – Human resources

On August 3, 2015, Pelephone received notice from the New General Federation of Labor (“Histradrut”) - Cellular, Internet and Hi-tech Workers’ Union, of a labor dispute in accordance with the Settlement of Labor Disputes Law, 1957 and a strike beginning on August 17, 2015 onwards (“the Announcement”). According to the Notice, the matters in dispute are unilateral decisions taken by Pelephone, specifically Pelephone allegedly undertaking organizational or structural changes that have implications on the working conditions, as well as Pelephone expanding the areas and scope of outsourced work. The workers are demanding to negotiate these issues. Pelephone rejected these arguments in previous correspondence. There has been no change during the 14 day notice period required by law.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 3.12.3 - Credit rating

On April 21, 2015, Maalot affirmed a rating of ilAA/Stable for the Company and a rating of ilAA for Debentures (Series C) of Pelephone.

Section 3.15.3 – Site construction licensing

As part of a notice and application for a further extension by the State on July 15, 2015, the State announced, among other things, that on May 14, 2015, a new government had been formed in Israel and that it had resolved to transfer to the Minister of Finance most of the Minister of the Interior’s powers under the Planning and Construction Law, including the authority to promulgate regulations under Section 266C of the Planning and Construction Law. The State also advised that on July 13, 2015, the Knesset plenum had approved the transfer of authority from the Minister of the Interior to the Minister of Finance. The State further argued that the Minister of Finance must be given reasonable time to study the issue of the promulgation of regulations under Section 266C of the Planning and Construction Law, and to formulate his opinion on the subject. Under these circumstances and to enable the Minister of Finance as well as the Ministers of Communications and Environmental Protection to study the subject which is the subject of the petitions and formulate their opinions, the State requested a further time extension to submit its revised notice until December 15, 2015. On July 19, 2015, HCJ granted the requested extension.

Section 3.17 – Legal proceedings

In May 2015, an action was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action, on grounds that Pelephone had discriminated against customers who contracted with it by not providing them with the lowest price that is offered for such services; and that it discriminated against its new customers over existing customers who were awarded monetary benefits for joining Pelephone. This was allegedly contrary to Pelephone's obligation, as provided in its license and by law, to refrain from discriminatory practices with respect to the prices of the services it offers. Notably, in 2013, a claim was filed against Pelephone on similar grounds, and such claim is still pending in court (see Section 3.17.1(E) in Chapter A of the 2014 Periodic Report). The applicant seeks for Pelephone to reimburse the members of the class group for the difference between the price they paid for the services and the lowest price customers such as themselves could have paid for the same services. Additionally, the applicant asked the court to require Pelephone to offer all customers identical terms and to display them in its various advertisements. The applicant estimates the action at millions of shekels and even more.

In May 2015, Pelephone received a financial claim together with an application for its certification as a class action, which was filed in the Tel Aviv District Court. The claim is based on the allegation that Pelephone violated a compromise settlement approved by the court as part of a ruling that was handed down on another class action that the same applicant had filed against Pelephone (see Section 3.17.2B in Chapter A of the 2014 Periodic Report). The subject of the alleged violation relates to the sale of earphones by Pelephone. The applicant estimates the amount of the application at NIS 410 million.

In August 2015, Pelephone received a claim together with an application for its certification as a class action that had been filed in the Central District Court against Pelephone and against two communications companies and a company operating in the insurance and finance industry. The main subject of the action is the allegation that one of the communications companies had made improper use of its database and that in contravention of the Protection of Privacy Law, 1981, it had transferred or sold information about its customers to the other respondents, Pelephone included. The claim against Pelephone can be summarized as the purchase or receipt of such information and its utilization for marketing purposes, in a manner that violates the provisions of the Communications Law with respect to the sending of unsolicited advertising material (spamming). The applicant does not specify the amount of the action against Pelephone.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.	Bezeq International – international communications, Internet and NEP services - (“Bezeq International”)

Section 4.13.2 D - NEP license

On July 23, 2015, the Ministry of Communications extended the NEP license that had been granted to Bezeq International, until July 31, 2020.

Section 4.13.4 - Key regulatory developments

On June 15, 2015, Bezeq International filed an application with the Ministry of Communications to obtain a uniform general license, pursuant to the provisions of the Communications (Telecommunications and Broadcasts) (Procedures and Conditions for Obtaining a Uniform General License), 2010.

5.	Multi-channel television - DBS Satellite Services (1998) Ltd. (“DBS”)

As of June 24, 2015, DBS is a wholly owned subsidiary of the Company, further to the completion of the transaction between the Company and Eurocom DBS for the acquisition of Eurocom DBS’s holdings in DBS. On this, see the above update to Section 1.1.2.

Section 5.15.3 - Institutional financing

In April-May 2015, DBS issued additional debentures (Series B), by way of an expansion of the series, in the total amount of NIS 228 million.

Section 5.19.1 - Pending legal proceedings

Sub-section A - An action in the matter of disconnecting customers from Channel 5+ and a motion for its certification as a class action - in May 2015, the parties filed a motion in the court to approve the compromise settlement whereby DBS will grant the members of the class action group a bonus and it will also pay compensation to the class plaintiff as well as lawyer’s fees to his attorney. At the date of this report, the Attorney General’s opinion on the compromise settlement had not been received and the court has not given its decision regarding approval of the compromise settlement.

Sub-section E - action in the matter of subtitles that accompany DBS television broadcasts and a motion for its certification as a class action - on June 30, 2015, the parties filed an agreed application for the applicant to abandon the action and the motion for certification. On July 7, 2015, a ruling was issued in which the court approved the application for abandonment.

In July 2015, a claim was filed against DBS in the Central District Court together with an application for its certification as a class action, concerning alleged discrimination against DBS customers who were not offered or were not given the best possible conditions or the lowest price for the services received from Yes; that it discriminated against its new customers over existing customers who were awarded special offers or a bonus for joining Yes; and an allegation of discrimination against new customers who are introduced by company employees, over other new customers. This was allegedly contrary to the obligation applicable to Yes, as provided in its license and by law, to refrain from discriminatory practices with respect to the prices of the services it offers. The applicant has asked that Yes should compensate members of the class action group with the financial difference between the price that each of them actually paid Yes for the services, and the lowest price they could have paid for the same services. Furthermore, the applicant asked the court to instruct Yes to offer and provide its services freely to any applicant under identical conditions and to display these conditions in its various advertisements. The applicant did not present the amount of the group claim due to a lack of data, although she estimates the scope of the loss as tens of millions of NIS.

August 30, 2015
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO

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Fahn Kanne
Grant Thornton
An instinct for growth™

D.B.S. Satellite Services (1998) Ltd.

PPA upon Assuming Control of D.B.S. Satellite Services (1998) Ltd. (Yes), as at March 23, 2015

August 2015

© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Definitions and terms

Term	Description
The Company or Yes	D.B.S. Satellite Services (1998) Ltd.
Bezeq	Bezeq Israel Communications Corp.
Eurocom	Eurocom D.B.S. Ltd.
HOT	HOT Communications Systems Ltd.
Cellcom	Cellcom Israel Ltd.
Partner	Partner Communications Ltd.
Spacecom	Spacecom Communications Ltd.
DTT or Idan+	A terrestrial radio transmission distribution system known as Digital Terrestrial Television (DTT) or Idan+, operated by the Second Authority for Television and Radio, through which various channels are distributed to the public free of charge.
Financial Statements	The Company's audited financial statements of 2013 and 2014, and the unaudited financial statements of 1Q15.
CBS	The Central Bureau of Statistics
OTT	Over the Top - A technology that employs public internet infrastructures in order to provide TV and video services by demand
VOD	Video on Demand - An interactive service offered by Yes, which confers access to such contents as movies, series, TV shows, original productions and children's contents by means of advanced set-top boxes Using this service, users can view TV contents by way of personal order. This service requires a 2.5MB wireless internet connection.
YesMax Total	A recording Yes set-top box that provides HD quality video, VOD services, YesStreamer services (that allow users to view contents streamed from their personal computers on their TV screens) and YesMultiroom services.
YesMax	A recording Yes set-top box

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Definitions and terms

Term	Description
YesHD	A non-recording Yes set-top box that provides HD-quality video capabilities
YesMultiroom	A Yes service that allows users to view recorded contents using their home network
YesGO	In 2014, the Company launched an application by the name of YesGO that allows subscribers to view contents through a variety of end-user devices (smartphones, tablets and computers) in some of the channels broadcast by the Company, which the subscriber has purchased as part of the TV broadcast contents viewed at his home, as well as VOD contents.*
PPV	Pay Per View - The Company's video channels in which pay per view is enabled.
PVR	Personal Video Recorder decoders used for the Company's recording set-top boxes, and which provide an interface to the Company's electronic broadcasting schedule, so as to enable services such as ordering recordings in advance, recording TV series, and pausing live broadcasts
HD ZAPPER	Decoders that allows users to receive HD-quality TV broadcasts for non-recording YesHD set-top boxes, which include an optional paid VOD service.
HD PVR	Decoders used for HD-quality recording set-top boxes, namely, YesMax Total units.
ARPU	Average Revenue Per User - A measurement of average revenue per subscriber/client
Related Parties	as defined in IAS 24 - Related Party Disclosures
EBITDA	Operating profit before financing, taxes plus depreciation and amortization

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Table of Contents

CHAPTER	PAGE
1. General	5
2. Cost of the business combination calculation	13
3. Company overview	17
4. Industry outlook and principal risk factors	24
5. Financial statements analysis	34
6. Methodology	42
7. Tangible assets and liabilities	47
8. Intangible assets	51
9. Appendices	61

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

General

Purpose of Valuation

We were asked by Bezeq's management ("the Client") to provide our opinion as regards the proper accounting treatment of the allocation of the excess costs which may arise as upon the exercise of the warrants into an additional 8.6% of Yes's shares, and the holding of 58.38% of Yes's share capital, as well as the acquisition of the remaining shares and shareholder's loans of Yes, so that after the acquisition, Bezeq will hold 100% of Yes's share capital and shareholder's debt ("the Work"). The Work carried out is current for March 23, 2015 ("the Business Combination Date").

The engagement for the performance of the Work was entered into in July 2015.

About Yes

Yes was founded in 1998, and commenced its first broadcasts in July 2000. Yes is the only Israeli company that provides multi-channel TV services to subscribers using satellite communications. Yes is also the first Israeli company that provided digital broadcasts and interactive TV services.

Since its founding, the Company accumulated approx. 630,000 clients, which comprise 42% of the Israeli multi-channel TV market. The Company has approximately 2,300 employees.

Structure of Transaction

Until March 23, 2015, Bezeq held 49.78% of Yes shares (not including warrants exercisable into approximately 8.6% additional Yes shares). The remaining shares are held by Eurocom, a company controlled by Mr. Shaul Elovitch. These shares were held via a trustee, so as to meet the Antitrust Authority's requirement of not actively holding Yes shares concurrently with the control over Bezeq.

In view of the Antitrust Commissioner's position, and the Supreme Court's decision in 2009 not to approve the merger of Bezeq and Yes, Bezeq was prevented from increasing its Yes holdings or from controlling Yes, in a manner that restricts the group's ability to benefit from all of the advantages that would have stemmed from full group operations.

On March 26, 2014, the Antitrust Commissioner approved the merger between Yes and Bezeq. As a result, Bezeq may immediately exercise its option to purchase 8.6% of Yes's shares and to become the Company's controlling shareholder.

On March 23, 2015, Bezeq's general meeting of shareholders approved the acceptance of the terms of the merger and the exercise of the option, as well as Bezeq's engagement in the purchase transaction, as provided above, in accordance with Section 275(A)(3) of the Companies Law, 1999.

Pursuant to this, Bezeq and Yes announced the acceptance of the terms of the merger, and on March 25, 2015, Bezeq exercised the option to allot shares in Yes, at a rate of 8.6% of Yes's issued share capital, so that, as of that date, the percentage of the Company's holdings in Yes amounts to approximately 58.4%.

On February 10, 2015, the Subcommittee, the Audit Committee and Bezeq's Board of Directors approved Bezeq's entry into a transaction with Eurocom, under which Bezeq is to purchase all of Eurocom's holdings in Yes, which, until that date, comprised 50.22% of Yes's issued share capital (41.62% in full dilution), as well as all of the shareholder's loans granted by Eurocom to Yes.

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D.B.S. Satellite Services (1998) Ltd.

General (Cont'd)

Under the terms of the purchase transaction, Bezeq will pay Eurocom, upon completion, in exchange for the purchase of the shares and shareholder's loans, a total of NIS 680 million, in cash. In addition, Eurocom will be entitled to two additional conditional considerations, as follows:

1. An additional consideration of up to NIS 200 million will be paid according to the tax synergy; and
2. An additional consideration of up to NIS 170 million will be paid according to Yes's business results in the next three years.

Accounting Principles

For the purpose of preparing this work, we made use, *inter alia* of the following accounting standards:

A. International Financial Reporting Standard 3 - Business Combinations.

B. International Accounting Standard (IAS) 32 - Financial Instruments: Presentation.

C. International Accounting Standard (IAS) 39 - Financial Instruments: Recognition and Measurement.

D. International Accounting Standard (IAS) 38 - Intangible Assets.

E. International Accounting Standard (IAS) 12 - Income Taxes

F. International Financial Reporting Standard 13 - Fair Value Measurement

G. AICPA Practice Aid series: "Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries".

Information Sources

In preparing our Work, we relied, *inter alia*, on the following data:

Data received from the Client:

- The Company's 2015 budget.
- The financial statements presentation of 1Q15.
- The Company's draft financial statements of March 31, 2015.
- The Company's detailed financial forecast for 2015-2018, under the assumption that the Company will continue to operate at the Stand Alone level (namely, without taking into account the synergies between Bezeq and Yes that will stem from the merger).
- A presentation for investors, which describes Yes' business operations.
- Temporary allocation work of the PPA, prepared by us for the purposes of the pro forma report of September 30, 2014.
- Temporary allocation work of the PPA, prepared by us for March 23, 2015.
- Reports on signs of impairment in Yes in Bezeq's books of March 10, 2013 and March 4, 2014, which were prepared by Itzhak Suari Ltd.
- Report on excess cost recognized by Bezeq for Yes of March 2013, which was prepared by Itzhak Suari Ltd.
- Data presented by the Company in the virtual data room.
- Report on excess cost recognized by Bezeq for Yes of March 2013, which was prepared by Itzhak Suari Ltd.

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D.B.S. Satellite Services (1998) Ltd.

General (Cont'd)

- The Company's management's assessment of the expected loss balance for tax purposes as at December 31, 2014.
- Additional information obtained by us from public sources, including the company's public reports, rating reports and other public information.
- Additional information obtained at meetings and through conversations and emails from the Company's management.

Publicly-available Data:

- The Company's audited financial statements and those of Bezeq of December 31, 2014, December 31, 2013 and December 31, 2012.
- Fairness opinion of February 10, 2015, which was prepared by Prof. Amir Barnea.
- Yes' valuation of February 10, 2015, which was prepared by Merrill Lynch International.
- Financial and other data of public companies that hold operations that are similar to those assessed.
- Complementary data obtained by us from public sources.

Business Combination Date

In accordance with International Financial Reporting Standard 3R (IFRS3R) IFRS, all business combinations are to be accounted for using the Acquisition Method, according to which the buyer recognizes the assets acquired and the liabilities and contingent liabilities assumed (including those that were previously not recognized by the acquired entity) at their fair value as at the date of the acquisition.

Section 8 of the Standard stipulates that the acquisition date is the date on which the buyer actually receives control over the acquired entity. Control means the power to determine the financial and operating policy of an entity or business so as to produce benefits from its operations.

It was disclosed to us that the Business Combination Date that pertains to the purposes of this Work is March 23, 2015 ("the Business Combination Date").

It should be noted that, due to the fact that the amount of time between Business Combination Date and March 31, 2015 is insignificant, the PPA was effected according to balance sheet balances and profit and loss data as at March 31, 2015.

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Summary of Work Results

A summary of the PPA Results as calculated in this Work, is presented in the following table:

	Carrying amount	Fair value	Deferred tax	Fair value after tax		
	Mar 31, 2015	Mar 31, 2015	Mar 31, 2015	Mar 31, 2015		
Fair value estimate of Bezeq's share in Yes's share capital and shareholder loans				1,076		
Plus the cash consideration to be paid to Eurocom for its share in the investment in Yes				680		
Plus the fair value of the first additional consideration mechanism (in accordance with Appendix B of the agreement) - losses				84		
Plus the fair value of the second additional consideration mechanism (in accordance with Appendix C of the agreement) – future performance				17		
Cost of business combination				**1,857**		
Attribution of excess cost to assets and liabilities						
Assets:						
Cash	299	299		299		
Trade receivables	173	173		173		
Other receivables	9	9		9		
Fixed assets, net	801	801		801		
Intangible assets (cost of subscriber acquisition, software programs and licenses)	148	148		148		
Broadcasting rights net of rights exercised	449	449		449		
Deferred tax asset for tax losses			1,087	1,087		
Total tangible assets	**1,879**	**1,879**	**1,087**	**2,966**		
Liabilities:						
Credit line from banks	79	79		79		
Trade payables and service providers	450	450		450		
Other payables (neutralization of interest payable – debentures)	120	120		120		
Provisions	9	19	(3)	17		
Debentures including interest payable and current maturities	1,748	1,908	(42)	1,866		
Trade payables and other long-term liabilities	16	16		16		
Employee benefits	5	5		5		
Total tangible liabilities	**2,428**	**2,598**	**(45)**	**2,553**		
Excess tangible liabilities over tangible assets	**(550)**	**(719)**	**1,132**	**413**		
Attribution of excess cost to additional identified intangible assets:					Useful Life	Amortization Method
Brand		347	(92)	255	12 years	Linear over the useful life determined
Customer relationships		790	(209)	580	7 years	Years 1-2: 20%; Years 3-4: 15%; Years 5-7: 10%
Total intangible assets		**1,137**	**(301)**	**835**		
Goodwill (residual value)				**609**		

Value of goodwill is derived from the difference between the cost of the business combination and the fair value of the tangible assets, the intangible assets and the liabilities in the acquired company. The value of goodwill is subject to changes due to deferred taxes attributed to the intangible assets. The value of goodwill, as it appears in this Work, is a residual value, and therefore we do not express our opinion about its specific value.

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D.B.S. Satellite Services (1998) Ltd.

Fair Value - Accounting Principles

Following is a review of principal accounting aspects that concern the "market participant" issue, in accordance with International Financial Reporting Standard 13 - Fair Value Measurement (IFRS 13) ("the Standard").

- The Standard defines the term "Fair Value" as the exit price, namely, the price which would have been received upon the sale of an asset or the price which would have been paid for the transfer of a liability in an arms' length transaction upon the date of measurement. As provided in Section 2 of the Standard, a Fair Value measurement must be **objective,** under market conditions, and **not** a subjective measurement.
- Under Section 23 of the Standard, an entity doesn't need to identify specific market participants. The entity shall identify characteristics that generally distinguish market participants, while taking into account specific factors that pertain to the item being assessed and the principal market (as well as all market participants with which the entity will enter into a transaction in that market).
- Under the Standard, a market participant must possess the suitable knowledge in the line of business in which the company operates. At present, Yes's principal operation is the provision of multi-channel TV services to subscribers using satellite communications. However, according to information disclosed to us, in the absence of Bezeq's direct holding in Yes, Yes might have engaged in other communications-related lines of business, including the provision of landline telephone services, internet services, etc. Therefore, it appears that the relevant line of business in this case is **the communications line of business in its entirety, including TV contents.**
- Under the Standard, a fair value measurement is not a company-specific value, and the fair value is not specific to one of those "market participants" who would be willing, for example, to pay a price that is higher than that which the other market participants would be willing to pay based on a risk assessment and/or the existence of specific synergies from its particular standpoint.

  Our sources clearly indicate that a market participant is not necessarily the entity which might optimally exploit the synergies and the capacity to use the item whose fair value is being examined.
- Moreover, the de facto existence / non-existence of the willingness or capacity to sell at the time of the measurement irrelevant, and Yes's fair value measurement from the standpoint of a market participant must be carried out at its fair value, even if Bezeq, as previously stated, had not been willing to effect a transaction for the sale or acquisition of the holdings in Yes under these or other terms.
- **In light of the above, it appears that in the case of Yes, the definition of market participant can be extended to include local or global market players, which possess interest in the communications industry, and which possess the means needed to carry out an investment in Yes. Therefore, the fair value of Yes set-top box and the purchase price allocation to the assets and liabilities of the company is examined in this Work from the standpoint of a market participant that is not necessarily Bezeq, namely, in disregard of the specific synergies attributed to the merger between Bezeq and Yes, but in view of existing synergies when considering, as a whole, any market participant who is an unrelated/independent party to the transaction.**

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D.B.S. Satellite Services (1998) Ltd.

Limiting conditions

This Work constitutes as a recommendation for a purchase price allocation in accordance with International Financial Reporting Standard 3R (IFRS3R). This Work is not necessarily an indication for the intrinsic value of Bezeq's investment in Yes, and, in particular, does not take into account the specific synergies (such as the utilization of losses for tax purposes, reduced costs, etc.) which can be attributed to a potential full merger between Bezeq and Yes.

This Work is intended for Bezeq's management, and we shall not be obligated towards any third party without first approving, in writing, that third party's reliance on the findings of this Work. This Work or any part, abstract or summary thereof, must not be made public through public (or private) media channels without our advance and written consent. However, subject to the consent of the Company and Bezeq, we do not object to this Work's addition to Bezeq's financial statements and/or immediate reports.

This Work is based, inter alia, on data, projections and estimates received from Bezeq's management. The responsibility with regard to the reliability of the information, data representations, assessments and various explanations provided to us is assumed by the providers of said information, and we cannot confirm the veracity, completeness and fairness of these data. It should be stressed that this Work does not include due diligence, and it excludes any examination and verification of the aforementioned data. Therefore, our Work shall not be regarded as confirming and shall not serve to verify the veracity, completeness and accuracy of the data provided to us.

Under no circumstances will we be held liable for any loss, damage, cost or expense incurred in any way or fashion as a result of acts of fraud, misrepresentations, deception, the disclosure of erroneous information or the prevention of the disclosure of information to us.

It is possible that we have obtained certain historical financial data which we used in the course of preparing this Work, using unaudited financial data as they appeared in a virtual data room, which is under the company's management's responsibility. We did not independently examine the veracity or completeness of the data on which we relied (including their comparison with data appearing in the Company's audited financial statements), and we do not express any opinion or make any promise of any kind as regards the data used by us or the Company's financial statements.

It is our understanding that our findings will be used to assist Bezeq in determining the cost of the business combination and the purchase price allocation to the tangible and intangible assets and liabilities acquired, for the purposes of financial reporting in accordance with IFRS 3R. This Work is solely intended to meet the information and usage purposes of Bezeq's management and of its independent auditors. It must not be used, distributed, quoted from or referred to in any way whatsoever for any other purpose, including, without limitation, for the registration, acquisition or sale of securities. This Work must not be submitted or referred to, in whole or in part, in a registration report or in any other document. However, we agree that the assumptions and results of this Work shall be included and/or cited in reports filed with the Securities Authority.

This Work does not constitute as legal advice or opinion. The interpretation of the various documents examined by us was carried out strictly for the purpose of this financial opinion. The information appearing in our Work does not presume to include all of the information which a potential investor may require, and it is not intended to assess the company's value for another investor, given that different investors may have different objectives and considerations in mind, as well as other examination methods based on other assumptions. Accordingly, the estimated financial value on the basis of which various entities may engage in financial actions may be different.

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D.B.S. Satellite Services (1998) Ltd.

Limiting conditions (Cont'd)

Moreover, changes in market conditions may also result in valuations that are essentially different from the ones specified on the date of the valuation. We do not assume any responsibility whatsoever for changes in market conditions that occur following the date of the valuation and we are not obligated to update our Work, analysis, conclusions or other documents that pertain to our services following the date of the valuation, for any reason whatsoever.

In this Work we also address forward-looking information disclosed to us by the Company's management. Forward-looking information included in this Work reflects our assessment regarding various parameters and based on the information available to us. If these assessments fail to materialize, actual outcomes may significantly differ from those we have assessed.

The assessments of data relating to cash flows included in this document are strictly intended for obtaining an indication of fair value, and are not meant to be used as forecasts or projections of future performance. Moreover, given that events and circumstances often do not occur as expected, normally there are differences between the assessment of results and actual results, and these differences may be substantial.

It is agreed that you and others for which the services under the agreement (including between any third parties) will be provided are not entitled to receive from us, whether under this contract or by way of claims for damages, by law or otherwise, any compensation for cumulative loss and damages in an amount that exceeds twice the fees paid for the services that directly resulted in the damage or loss in connection with claims that arise from this agreement or that are related in any other fashion to the provision of the services.

It is agreed that you may not file any claim or institute any legal proceedings in connection with the services or otherwise under this agreement against our owners of managers, directors, managers or employees, except in cases where an act was maliciously or committed or an act of fraud was committed by any of the above.

It is agreed that this Work is intended for you only, and that we shall not be obligated towards any third party unless we first approved, in writing, that third party's reliance on the written report.

it is hereby stressed that the conclusions of our work, should they be relayed to the client in the course of relaying the information, strictly constitute as the expression of an opinion, and that any decision in connection with the services provided, whether it included the assumptions and conclusions of our present Work or otherwise, shall be made by the client alone, and the client shall be held solely responsible therefor.

Given the fact that the calculation were made using electronic spreadsheets, some rounding differences may be found.

We wish to mention that we have no personal interest in or dependence on the shares of Bezeq and/or of Yes.

For the purposes of this Work, we assumed that the data disclosed to us were accurate, complete and fair, and nothing was ever brought to our attention that may indicate the improbability of the data we used. If any other information comes to light, our recommendations will change accordingly. Therefore, we reserve the right to update our Work in light of new data which were not presented to us prior to the provisions of the Work's recommendations.

The reader must examine all of the assumptions made in the course of the Work.

Fahn Kanne Consulting Ltd.

August 26, 2015

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Calculating the cost of the business combination

General

The cost of the business combination was calculated according to the results of the valuation of Yes's shares and shareholder's loans.

Summary of the Estimated Cost of the Business Combination

Following is a summary of the total cost of the business combination, as calculated by us in the course of the valuation:

NIS millions	Fair value after tax
Estimated Fair value of Bezeq's share in Yes's share capital and shareholder loans	1,076
Plus the cash consideration to be paid to Eurocom for its share in the investment in Yes	680
Value of contingent consideration for tax losses	84
Value of contingent consideration for performance	17
Cost of business combination	**1,857**

Estimated Fair value of Bezeq's share in Yes's share capital and shareholder's loans

We were asked to allocate, for accounting purposes, the value of Bezeq's investment in Yes, in its entirety, to the various types of investment vehicles - the various types of shareholder's loans, the share capital and options, and this allocation was carried out based on the order of precedence of the shareholder's loans' repayment, as determined in the arrangement between the shareholders and the company of December 30, 2002, in which it was decided that the loans granted by some of the shareholders to the company as of July 10, 2002, shall take precedence over the old shareholder's loans.

Following is a summary of the calculation of the value of Bezeq's share in Yes:

Value of share capital and shareholder loans *NIS millions*	Total	Bezeq's share	Value of Bezeq's share	Value of Eurocom's share
Value of new shareholder loans (11%)	1,013	88.0%	892	122
Value of new shareholder loans (5.5%)	246	75.2%	185	61
Value of share capital + owner's debt	**1,259**		**1,076**	**183**
As a % of the overall value	*100%*		*86%*	*14%*

In order to allocate the value, and according to the order of precedence of the shareholder's loans' repayment, the full value of the share capital and owner's debt was allocated only to the owners of the new loans, and based on the scope of the investment made by the shareholders by and after April 27, 2003. After attributing the full total value to two types of the new shareholder's loans, the total value attributed in each of the two new shareholder's loans between Bezeq and Eurocom Group was allocated based on the ratio of their investments.

It should be noted that the allocation of the full value strictly to the new shareholder's loans was carried out because, according to the operation's projected cash flow, the repayment of the full balances of the new shareholder's loans is not expected.

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D.B.S. Satellite Services (1998) Ltd.

Calculating the cost of the business combination (Cont'd)

The cash consideration to be paid to Eurocom for its share of the investment in Yes

Under Section 6.1b of the purchase agreement of February 11, 2015 between Eurocom and Bezeq, it was stipulated that, in exchange for the shareholder's loans and sold shares, Bezeq shall pay Eurocom a total of NIS 680 million, subject to the allocation of the acquired shareholder's loans, free of any encumbrance, to the buyer and the transfer of the sold shares, free of any encumbrance

Estimated fair value of the mechanism of the first additional consideration - Losses for tax purposes

The calculation of the additional consideration component for the utilization of Yes's losses for tax purposes (a total of NIS 5.4 billion) was calculated based on the terms stipulated under the draft sale agreement (as provided in Appendix B of the agreement).

Under the agreement, the consideration paid for the losses shall be calculated according to the alternative of the merger between Bezeq and Yes (as defined in the agreement). However, so long as, during the reconciliation period (10 years as of the beginning of 2015), no final decision is made with regard to this alternative, the first additional consideration shall be calculated based on the utilization of actual losses by Yes alternative (as defined in the agreement). Given the fact that, according to the company's assessments, the merger between Bezeq and Yes is expected to take place, the value of the mechanism of the additional consideration for the losses was calculated based on the merger alternative.

Under the agreement, the merger alternative consideration shall be calculated for each "total loss" amount equal or higher than the lower threshold of NIS 3 billion, and up to the upper threshold of NIS 5.4 billion. Should it be determined in a final decision that the "total loss" amount is between the lower and upper thresholds, Bezeq will pay the seller the relative part of a maximum consideration of NIS 200 million, which is to be calculated on a pro rata basis (linearly) based on the part of the "total loss" recognized above the lower threshold relative to the difference between upper and lower threshold (NIS 2.4 billion, "the Delta").

The estimated value of the additional consideration component for losses for tax purposes was assessed based on a legal opinion about tax aspects related to a potential merger between Bezeq and Yes, which was prepared by Mr. Udi Barzilay, Adv., in June 2014 ("the Barzilay Opinion").

In the Barzilay Opinion, various probabilities were presented with regard to the odds and risks facing Bezeq, should it wish to utilize Yes's losses for tax purposes. According to the Barzilay Opinion, there are three principal risks entailed in the utilization of the losses for tax purposes.

1. **Lack of recognition of financing expenses for loans from shareholders included in Yes's losses** - there is a risk that the loss will not be recognized in full as the lenders have not recognized any finance income, given the low probability of obtaining the revenue in light of Yes's financial position in those years. According to the Barzilay Opinion, it is estimated that half of the losses arising from financing expenses are expected to be recognized for tax purposes owing to this risk. It should be noted that under Section 8C of the draft Appendix B of the agreement: "For the purposes of calculating the 'total loss' or the deductible income, as the case may be, the amount in which the transferred losses decreased as a result of the compromise shall be regarded as having been included in the 'total loss' or the deductible income." Therefore, some of Bezeq's financing expenses are included in any case in the total losses used for calculating the conditional consideration.
2. **Income due to debt waiver** - There exists the risk that, once the acquisition is completed, the Tax Authority may claim that the balance of the loans granted to Yes after the loans were deducted against payment of the consideration attributed to them shall be deemed waivered, and therefore income from debt waiver shall be introduced into Yes's financial statements, thus reducing its losses for tax purposes. The probability of this risk was estimated in the Barzilay Opinion at 10% for Bezeq's share, and at 40% - 60% for Eurocom's share.
3. **Denial of the full amount of business losses** - According to the Ben Ari Rule (Civil Appeal 7387/06), in case of the acquisition of control / merger, the possibility of exploiting the full extent of losses is denied, only with respect to losses that exceed the holding percentage that the buyer had prior to the merger, in the absence of any commercial grounds. In such cases, there exists the risk that Yes's losses will not be recognized according to Eurocom's share in Yes. According to the Barzilay Opinion, this risk is estimated to be very low, given the sound financial and commercial grounds that underlie the transaction.

According to the assumptions and parameters as provided above, and in view of the probabilities as indicated by the Barzilay Opinion, the value of the mechanism of the consideration for the loss is estimated at **NIS 84 million.** For a full account of the calculation, see **Appendix D** below.

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D.B.S. Satellite Services (1998) Ltd.

Calculating the cost of the business combination (Cont'd)

Estimated fair value of the mechanism of the second additional consideration - meeting cash flow targets

A consideration of up to NIS 170 million is conditional upon the Company's meeting free cash flow targets in 2015-2017, and shall be divided into two components (NIS 100 million and 70 million, as provided below).

The calculation of the value of the conditional consideration was made using a Monte Carlo simulation, by way of modeling the risk-adjusted stochastic behavior (risk neutral measure) of the underlying asset, namely, the projected cash flow. It should be noted that, in modeling the risk neutral measure of the cash flow, the drift parameter was defined as the risk-free interest rate added by the G parameter, which consists of the differences between the cash flow's projected growth and the yield needed for it.

Given that the conditional consideration calculation mechanism is derived from the value of the overall future cash flow in 2015-2017, it therefore follows that under any scenario included in the simulation the value of the cash flow was monitored in each of the aforementioned years, and a cumulative cash flow was calculated. Based on the cumulative cash flow generated in the 100,000 scenarios simulated, the conditional consideration which would have been received in each scenario was calculated.

The value of the conditional consideration until the date of the assessment was calculated based on the discounting of the expected value of the future conditional consideration at a risk-free interest rate.

Following is an account of the principal parameters used in constructing the model:

- **Expected value of projected cash flow:** a cash flow was assumed according to the valuation - NIS 185 million in 2015, NIS 257 million in 2016, and NIS 248 million in 2017.
- **Return of expected cash flow:** derived from the expected value of the assumed cash flow.
- **Fluctuation (standard deviation) of the cash flow's expected value:** the standard deviation of the change in the free cash flow was estimated at 38%, based on the historical standard deviation of the Yes' cash flow in the last 7 years.
- **Risk-free interest:** the risk-free interest rate was estimated on the basis of risk-free yield curves over a period of three years, as at March 31, 2015 - approx. 0.27% (source: RBT).
- **Number of scenarios:** the simulation included approx. 100,000 scenarios.

The value of the consideration obtained by the Monte Carlo simulation is NIS **17** million.

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

About the Company

Principal Shareholders

- The Company's shares are held by Bezeq at a rate of 58.36%. The remaining shares are held by Eurocom, a company controlled by Mr. Shaul Elovitch These shares are held via a trustee, so as to meet the Antitrust Authority's requirement of not actively holding Yes shares concurrently with the control over Bezeq.
- On March 26, 2014, the Antitrust Commissioner approved the merger between Yes and Bezeq.
- The principal owner investments in Yes were made over the years by way of shareholder's loans. The investments were affected by difficulties in obtaining bank financing, by the partial or absent participation of the other shareholders during the capital-raising phase, and by the regulatory restrictions on the augmentation of Bezeq's investment in Yes, which stemmed from the fear of its adversely affecting competition within the multi-channel television market.
- The regulatory restrictions were reflected in the restriction of Bezeq's holding percentage to no more than 50%, and, in part of that period, in restrictions on any cash investment that exceeds Bezeq's part of the shares. Bezeq appealed against these restrictions in various legal frameworks. on August 20, 2009, the Supreme Court ruled that the merger between Bezeq and Yes shall not be approved.
- In November 2001, the company's shareholders reached an agreement that stipulated the mechanism of the holdings' dilution, as not all of the shareholders invest in the company according to the original holding percentages. In 2001-2006, Bezeq granted shareholder's loans that exceed its relative part in the Company's shares, in exchange for shares and options, which may be exercised without consideration, and whose exercise increased Bezeq's holdings in the Company to 58.36%.

Description of the Company and the Company's holding structure[1]

- Yes was founded in 1998, and commenced its first broadcasts in July 2000. Yes is the only Israeli company that provides multi-channel TV services to subscribers using satellite communications. Moreover, Yes is also the first Israeli company that provided digital broadcasts and interactive TV services.
- Since its founding, the Company accumulated approx. 630,000 clients, which comprise 42% of the multi-channel TV market.
- The Company has more than 2,000 employees. The Company's total income in 2014 amounted to NIS 1,724 million, and is expected to amount to NIS 1,749 million in 2015.
- The Company broadcasts more than 150 channels (video, radio, music, games and information channels), including HD-quality channels, EPG (Electronic Program Guide), smart recording set-top boxes (also using HD technology), Video on Demand (VOD) services and streaming technology, that enables users to view videos, listen to audio and view images in various formats from their personal computer on their television screens, and to access various online contents.
- The Company holds 20% of ZIRA (Copyrights in the Internet) Ltd., an Israeli company held by 11 media companies founded for the purpose of struggling against copyright infringements caused as a result of online piracy. The company represents, inter alia, the content corporations Reshet, Keshet, Channel 10, HOT, United King and others.

[1] Sources: the Company's website, Management's Presentation, and Bezeq's financial statements of 2013-2014.

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D.B.S. Satellite Services (1998) Ltd.

About the Company

- In an arrangement between the shareholders and the company of December 30, 2002 it was decided that the loans granted by some of the shareholders to the company as of July 10, 2002 (the "New Shareholder's Loans"), shall take precedence over the old shareholder's loans. In other words, loans received between July 10, 2002 and April 27, 2003, which carry an annual interest of 5.5%, and loans received on April 27, 2003 or later, which carry an annual interest of 11%, shall take precedence.
- Under the agreements, the New Shareholder's Loans shall be payable in full to the Company prior to any distribution of dividends by the Company and/or the repayment of the old shareholder's loans provided to the Company by the shareholder's loan, subject to the Company's cash flow and its undertakings in accordance with agreements entered into with the banks and some of the debenture holders.
- Moreover, investments by the shareholders in new shareholder's loans grant the right to choose between the allotment of shares and between options for shares as derived from their investment. This right grants Bezeq the possibility to continue investing in Yes without exercising its right to additional shares in the Company, which will cause it to possess a holding that exceeds the current holding percentage of the Company's shares.
- Following is the distribution of shareholder's loans, all of which are CPI-linked, by order of precedence, and Bezeq share therein, as at March 31, 2015 (in NIS millions):

Breakdown of shareholder loans by their specified terms	Interest rate	Balance as at March 31, 2015	Bezeq's share of the investments	% of Bezeq's share
Old shareholder loans	0%	2,345	1,193	50.9%
New shareholder loans:				
Loans granted by April 27, 2003	5.5%	497	374	75.2%
Loans granted after April 27, 2003	11%	2,052	1,806	88.0%
Total new loans		2,549	2,180	85.5%
Total		4,894	3,372	68.9%

Approval of the merger with Bezeq

- On February 10, 2015, the Subcommittee, the Audit Committee and Company's Board of Directors approved Bezeq's entry into transaction with Eurocom, under which Bezeq is to purchase all of Eurocom's holdings in Yes, which, until that date, comprised 50.22% of Yes's issued share capital (41.62% in full dilution), as well as all of the shareholder's loans granted by Eurocom to Yes (approx. NIS 1,522 as at March 31, 2015).
- It was further decided that, prior to the purchase transaction, Bezeq and Yes shall accept the terms of the merger and Bezeq shall exercise the option granted to it without consideration to allot shares in Yes at a rate of approx. 8.6% of Yes's issued share capital.
- In Bezeq's general meeting of shareholders, which convened on **March 23, 2015**, the meeting decided to approve the acceptance of the terms determined by Antirust Commissioner, in the merger approval decision issued by him on March 26, 2014, and announced the exercise of the existing option to allot 6,221 Yes shares, which comprise 8.6% of Yes's shares, for no consideration. In addition, it was decided to approve the entry into the purchase agreement with Eurocom.

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D.B.S. Satellite Services (1998) Ltd.

About the Company (Cont'd)

Approval of the merger with Bezeq (Cont'd)

- On April 29, 2014, Standard & Poor's Maalot increased Yes's rating to 'ilA' from the previous 'ilA-' rating, and, concurrently, added the rating to Creditwatch, outlook positive. The rating's addition to the watch list with a positive outlook expresses the assessment as regards the positive potential of the merger for the Company. This is due to the benefits that may be obtained by the Company owing to the possibility of receiving financial support from Bezeq (should Bezeq become a parent company) as needed, the possibility of expanding the client base, to the expected reduction in costs and, ultimately, to the abolishment of structural separation.
- In January 2015, Standard & Poor's Maalot ratified the rating of Yes's debentures as stated above.
- **It should be noted that a key working assumption in this Work is that a market participant (as defined in IFRS 13) is that it constitutes as a local or global market player, who possesses an affinity to the communications industry, which is not necessary Bezeq. Accordingly, the fair value of Yes is examined in this Work irrespective of the specific synergies attributed to the possible future merger between it and Bezeq, but in view of the existing synergies, considered as a whole, of any market participant that is an unrelated / independent party to the transaction.**

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D.B.S. Satellite Services (1998) Ltd.

About the Company (Cont'd)

Products and services

- **Channels** - Yes broadcasts include a large variety of channels: approx. 150 different video channels (of which 5 are Pay Per View channels and 20 are HD (High Definition) channels), in addition to radio, music and interactive service channels.
- **Channel Packages -** Under Yes's broadcasting license and in accordance with Council resolutions, broadcasts include either a basic package or any of the basic packages which each subscriber is required to purchase, as well as additional channels which the subscriber may purchase at his discretion, whether as packages or as discrete and PPV channels.
- **Advanced Services** - Yes markets PVR decoders to its clients. These decoders provide an interface to Yes's electronic broadcasting schedule, and enable services such as prerecording orders, recorded TV series, and live broadcast pausing. Moreover, PVR decoders enable users to view the contents which Yes stores in the decoder's memory from time to time (push video).

  Yes delivers HD-resolution TV broadcasts, which may be received by HD ZAPPER decoders. These broadcasts allow users to enjoy high-quality video contents. Moreover, Yes markets HDPVR decoders to its clients, namely, HD-YesMax Total recording set-top boxes that enable both HD-quality video and PVR services. In addition, these decoders enable the MultiRoom service, through which it is possible, via the user's home network, to watch contents recorded by these decoders using other decoders (HD ZAPPER or HDPVR decoders) at the subscriber's home.
- The majority of Yes subscribers make use of advanced decoders (PVR or HD ZAPPER). In D.B.S's assessment, the increase in the number of Yes subscribers who make use of the aforementioned decoders will contribute to the increase of its revenues from these subscribers and their retention as its subscribers, although it does necessitate a significant financial investment.
- **VOD Services** - Yes provides its subscribers with VOD services through the interenet, which enable subscribers to view the contents of their choosing. The services are provided in exchange for subscriber fees, with some contents requiring additional payment. Connecting to the service requires the use of certain decoders as well as an internet connection of a suitable bandwidth. In recent years, a significant increase in the number of Yes subscribers connected to VOD services and in the consumption of VOD services has been observed, inter alia due to the larger assortment of contents available through this service, the increase in available bandwith at subscribers' homes, and the significant increase in the use of advanced decoders.

The following diagram presents the internal subdivision of the Company's revenues from advanced services, current for 1Q15:

Distribution of revenues from advanced services Q1/2015

7.7%
6.3%
11.5%
23.6%
50.9%
yesMax
HD
MaxTotal
VOD
Others from customers

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D.B.S. Satellite Services (1998) Ltd.

About the Company (Cont'd)

In 2014, the Company launched an application by the name of YesGO that allows subscribers to view contents through a variety of end-user devices (smartphones, tablets and computers) in some of the channels broadcast by the Company, which the subscriber has purchased as part of the TV broadcast contents viewed at his home, as well as VOD contents.

The following diagram presents the development of the principal products and services launched to the public by the Company over time:

Commencement of activity
2000
YesMax
2005
YesHD
2007
YesMaxHD
2009
YesVOD
2010
Yes Streamer
2011
YesMR
2013
YesGO
2014

As we can see in the diagram above, it appears that every year or two the Company launches a new product for its clients.

Soon, the Company is expected to launch the Yesmaxtotal3 set-top box, which will enable users to retroactively record two channels at the same time, also with respect to programs that were broadcast up to seven days prior to the recording.

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D.B.S. Satellite Services (1998) Ltd.

About the Company (Cont'd)

Subscribers

- The number of subscribers in 1Q15 amounted to approx. 634 thousand subscribers, which indicates a slight increase relative to the number of subscribers in 2014. In 2014, the number of subscribers increased by 5% relative to 2013 (the number of subscribers at the end of 2014 amounted to approx. 632 thousand subscribers, compared with 601 thousand subscribers at the end of 2013). The number of Company subscribers demonstrated a growth trend of 4% between 2012 and 2013 (the number of subscribers at the end of 2013 amounted to approx. 601 thousand subscribers, compared with 578 thousand subscribers at the end of 2012).

578
578
583
593
601
607
613
623
632
634
Q4/2012
Q1/2013
Q2/2013
Q3/2013
Q4/2013
Q1/2014
Q2/2014
Q3/2014
Q4/2014
Q1/2015

- **Subscriber Loyalty** - As at the end of 2014, the number of Company subscribers who have remained loyal subscribers for over 8 years amounted to approx. 38% of all Company subscribers.

  However, Company subscribers who are the least loyal cumulatively comprise a significant portion of all Company subscribers (namely, 62% of the total number of Company subscribers).

Breakdown of subscribers by duration of subscription

Up to one year
One to two years
Two to five years
Five to eight years
Over eight years
14.8%
10.4%
20.5%
15.9%
38.4%

- **New vs. Cancelled Subscriptions -** In 1Q15, the number of new subscriptions exceeded the number of cancelled subscriptions, and the net number of new subscriptions amounted to 1.8 thousand, relative to approx. 31 thousand in 2014 and approx. 23 thousand in 2013. The percentage of cancelled subscriptions in 1Q15 amounted to approx. 3.4%, namely, a cancellation rate of 13.6% in annual terms. This compared to 12.8% in 2014 and 13.5% in 2013. The average number of cancelled subscriptions in 2011-2014 amounts to approx. 80 thousand clients per year, and the average number of new subscriptions in 2011-2014 amounts to approx. 93 thousand clients.

  The following diagram presents the number of new and cancelled subscriptions in 2010-2014 in 1Q15 (in thousands of clients):

82
7
-75
78
9
-69
82
-8
-90
102
23
-79
110
31
-79
23
1.8
-22
New subscriptions, gross
Cancelled subscriptions
New subscriptions, net
2010
2011
2012
2013
2014

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors

Regulation

- **General** - Yes's operations are regulated by an elaborate system of laws that apply to broadcasting operations, which includes primary legislation (in particular the Communications Law and the regulations enacted in accordance therewith), as well as secondary legislation and the administration provisions and the resolutions of the Commercial Broadcasts Council. In addition, Yes's operation is subject to the provisions of its licenses, principal among which is its broadcasting license. In July 2013, the Communications Law (Telecommunications and Broadcasting, Amendment 57, the Authority and Council for Commercial Broadcasts, 2013) bill was published, which stipulated the establishment of the Commercial Broadcasts Authority. This authority shall serve as a regulatory entity that will possess all of the regulatory powers currently maintained by the Second Authority, the Second Authority Council and the Council, and shall engage in the regulation of commercial broadcasting in Israel.
- **Eligibility criteria for satellite broadcasting license holders - restrictions on cross ownerships** - The Satellite Broadcasting License Regulations stipulate various restrictions on license holders, and, indirectly, eligibility criteria that concern the holdings of the license holder and its principal shareholders, directly and indirectly, and cable broadcasting franchisees, and franchisees under the Second Authority Law, as well as daily newspapers.
- **Regulation of Rates** - The broadcasting license includes provisions regarding the types of payments which the license holder may collect from its subscribers for service rendered by virtue of the license, and these are determined in Yes's price list. The majority of subscribers pay for packages that include the various services offered by Yes, including various combinations of content packages, additional services, and end-user equipment items and the installation thereof, at prices that are lower than those specified in the price list.

  Yes is obligated to inform the Chairman of the Council of any price list changes approved by the Council immediately upon publication, and the Chairman may in some cases prevent price list changes. The Chairman of the Council may also intervene in special sales or discounts offered by Yes, should he hold that they are misleading the public or that they discriminate between subscribers.

  In accordance with Section 6-49 of the Communications Law, it is possible to specify the maximum prices which may be collected from subscribers in the license. As of the date of this report, no such prices were determined. In addition, in accordance with Section 6-11 2 of the Communications Law, the Minister may determine the price of basic packages.
- **The obligation to invest in local productions** - in accordance with the broadcasting license requirements and Council resolutions, for 2013, Yes had to invest no less than 8% of its income from subscriber fees in local productions. In 2014, Yes completed the investments determined for it in the past by the Council in certain categories. The obligation to invest in local productions in 2015 was also 8%, as previously stated.
- **Content of broadcasts and subscription-related obligations** - The broadcasting license contains provisions that concern the contents of Yes broadcasts, including the mandatory approval by the Council of the channels broadcast by Yes. the Communications Law forbids broadcasting license holders from broadcasting commercials, subject to several exceptions. Moreover,, the broadcasting license includes conditions relating to the terms of the services rendered to subscribers, including the prohibition against any discrimination between them.

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont'd)

Regulation (Cont'd)

- **Restrictions relating to exit fees** - Yes is not allowed to collect exit fees for the cancellation of the agreement by the subscriber from subscribers whose average monthly bill is lower than NIS 5,000, and who entered into an agreement with Yes that entered into force on August 8, 2001 or later, and with respect to such subscribers who had entered into an agreement with Yes before August 8, 2011, payment for agreement cancellation is limited to 8% of the average monthly bill until the date of cancellation, multiplied by the number of months remaining before the end of the commitment period.

  In addition, it is forbidden to deprive the subscriber of any benefit which he would have received had he not terminated the agreement, and to render immediately payable the remaining payments for the subscriber's end-user equipment in the event of agreement cancellation. these legislative amendments have, in the Company's assessment, led to an increase in the number of subscription cancellations.

  On October 15, 2013, the Ministry of Communications furnished the Company with a preliminary regulatory report, according to which the Company is denying customers who cancel their agreement with the Company of their monthly credit for end-user equipment (routers), allegedly in violation of the above described prohibitions. The Company's position is that it acted lawfully, and its response was delivered to the Ministry of Communications.

Competition in the TV line of business

According to data received from the Company, the principal players that possess a significant share of the Israeli TV market are the Company and its main competitor, **HOT**.

Following is the distribution of the Israeli TV market, according to the Company's assessments for 2014:

The Israeli Television Market
4%
9%
3%
11%
42%
HOT
yes
31%
No television
Not connected
Private satellite
DTT
Yes
HOT

In December 2014, Cellcom launched a service that allows users to view video contents using OTT technology through the internet, in addition to DTT contents.

To the best of the Company's knowledge, other entities are currently considering the possibility of launching similar services.

The establishment and development of such service may significantly affect competition in the broadcasting segment, which is currently based on designated infrastructures.

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont'd)

Consumption habits of Israeli households

- According to a CBS survey, the accelerated developments over the past two decades in new communications technologies have resulted in changes in the consumption habits of Israeli households. Over the years, a steady increase in expenditures on communications and in the percentage of ownership over communications products has been observed.
- According to CBS data for 2013, approx. 61.8% of households have a cable network or satellite TV subscription, and approx. 16.8% of households own a satellite dish, and 14.1% own a digital set-top box.
- When comparing income deciles, it appears that the higher the income decile, the higher the percentage of cable network or satellite TV subscriptions.
- However, between 2001 and 2013, an ongoing decrease in the percentage of cable network or satellite TV subscribers, mostly due to the use of alternative media such the internet, satellite dishes and digital set-top boxes. The decrease in the percentage of cable network or satellite TV subscribers that began in 2001 stopped in 2011, and remained similar in 2012-2013. In 2001, approx. 73.2% of all households were cable network or satellite TV subscribers, as opposed to 61.8% in 2011-2013.

Percentage of Multi-channel TV Subscribers

73.2%
71.9%
70.6%
70.1%
69.0%
68.1%
68.0%
65.0%
64.3%
62.7%
61.8%
61.8%
61.8%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

[1] Survey conducted by the Central Bureau of Statistics of October 29, 2014 ("Initial Findings from the 2013 Household Expenditures Survey; Income, Expenditures and Product Ownership of Israeli Households").

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont'd)

The Multi-channel TV Market

- According to data received from the Company, the multi-channel TV market is estimated at approx. NIS 4 billion a year, and in Israel there are currently approx. 1.5 million multi-channel TV subscribers.
- According to Company data, the penetration rate of multi-channel TV broadcasting companies is estimated at approx. 62% of all Israeli households. At present, the multi-channel TV market only includes Yes and its main competitor - HOT. HOT maintains a market share of 58%, whereas Yes controls the remaining share of the market, namely, 42% (at the end of 2008, the Company's market share was 38%).
- The distribution of market shares between these competing companies has remained stable, as opposed to previous years where a moderate increase in the Company's penetrate rate was observed, concurrently with a moderate reduction of HOT's market share.
- It appears that in order to maintain the existing penetration rate, the Company will have to continue recruiting new subscribers, in addition to preserving existing customers.

The following diagram presents the distribution of the multi-channel TV market in 2014:

Multi-channel TV Market

yes
42%
58%
HOT
yes
HOT

The following chart presents the rates of the Company's penetration into the multi-channel TV market between 2000 and 2014, based on Company data:

Yes's Penetration into the Multi-channel TV Market

6%
20%
27%
30%
33%
36%
37%
38%
39%
39%
39%
40%
40%
41%
42%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont'd)

Technological Developments

- Technological developments and the development of new technologies may render inferior the technology used today, and might force the Company to invest substantial sums of money in order to maintain its competitive standing.
- Such improvements and developments may serve to enhance current accessibility to video contents and may enable other entities to offer content viewing services without having to invest substantial sums of money, in a manner that could make it difficult for the Company to recruit and retain subscribers and to offer its services.
- The expansion of DTT, which constitutes as an alternative infrastructure to multi-channel TV, may adversely affect the Company's financial results. In February 2008, the Knesset enacted an amendment which permits DTT broadcasts. This law authorizes the Second Authority for Television and Radio as the agency responsible for these broadcasts in Israel. The name of this project is Idan+ (Accessible Digital Israeli Channels). Broadcasts are received for free, but the TV receiver's possession requires users to pay the radio and television toll to the Broadcasting Authority (a toll that is also imposed on multi-channel TV customers). DTT includes 6 channels (1, 2, 10, 23, 33 and 99). In order to watch the channels, users must make the one-time purchase of a digital set-top box, with prices ranging between NIS 250 - 450.
- Some tech-savvy users do not need Yes's and/or HOT's services as they download content from the internet using various means (torrents, streaming websites and others, applications that stream torrent links and others). Contents viewed through the internet are usually available for immediate viewing a significant amount of time before they are broadcast by multi-channel TV companies.
- These two developments (DTT and the internet), which are situated on both ends of the technological scale, can provide a substitute for multi-channel TV services. However, the number of people currently making use of these developments is relatively small.
- It should be noted that the addition of DTT channels and increased internet bandwidths could make the services provided through the internet more attractive.
- In addition, a new technology exists that allows broadcasts to be transmitted through the internet (OTT), and this technology is employed by the Company today as part of its VOD services. It appears that this technology could allow new and existing competitors to provide substitute services as an alternative to multi-channel TV services.
- It should be noted that in addition to Cellcom, which entered the market using its "Cellcom TV" services, it is possible that Golan Telecom (which recently announced its intention to enter this market) and Partner are expected to enter this market. It appears that the ability of these players to rely on this platform and to extend it to additional paid channels could be a key factor in their successful penetration into the market. However, given the technologies limitations of OTT, it is possible that it might not be able to provide live broadcasts in a satisfactory quality (for example, sports broadcasts).
- **Moreover, it is doubtful whether these players could offer content that is as extensive and versatile as those currently offered by Yes and HOT to their customers.**

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont'd)

Marketing narrow packages

- At present, Yes and HOT are obligated to offer a "narrow package" to their customers - Packages that include a relatively small number of channels (approx. 25) at a lower price ranging between NIS 99 - 130.
- It appears that narrow packages are uncommon, and they comprise only 1% of the total number of Yes's subscribers. Yes and HOT price the narrow packages at approx. NIS 120 a month.
- However, it is expected that the introduction of new competitors into this segment (such as Partner and Cellcom), which are expected to price the packages at less than NIS 100, may decrease the prices of Yes's and HOT's narrow packages, and may add to the number of subscribers who would want to switch to the narrow packages.
- On December 29, 2014, Cellcom announced its launching of the new "Cellcom TV" service, which relies primarily on the internet. The new service includes TV-channel and VOD broadcasts, and it combines Idan+ (DTT) channels, which are received through the airwaves via Cellcom's set-top box, and an online VOD library that contains movies and TV series which can be viewed at any time. The service, which is provided for NIS 99 a month, includes only one set-top box. However, many questions could be asked about this "fledgling" service: what is the bandwidth involved? Is it suitable for all Israeli population groups? Does it compete with mobile network operators or in the multi-channel TV market (with Hot and Yes), and so on. In light of the above, the price may result in the escalation of existing competition and to a reduction in prices (to an extent and with an intensity which at present cannot be evaluated) and may affect the Company's financial results.

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D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont'd)

Competition with HOT

The following diagram presents the development of Yes's ARPU relative to HOT (according to available HOT data) between 2008-2014, and current for 1Q15.

ARPU Yes VS. Hot (*)
yes
HOT

* HOT's ARPU data are presented based on the data processing carried out by Bezeq and Fahn Kanne Consulting

The following diagram presents a comparison of the number of YES subscribers relative to HOT (according to available HOT data) between 2010-2014, and current for 1Q15.

Number of subscribers (in thousands)

השוואת מספר מנויים בסוף תקופה (באלפים) Yes מול Hot
HOT
yes

- It should be noted that HOT currently controls a larger market share than that of the Company, and therefore the number of HOT subscribers is higher than that of the Company. However, as we can see, Yes's ARPU is higher than HOT's.
- We were informed by the Company that its ability to collect excess premium relative to its primary competitor, HOT, stems, inter alia from:
  - The high-quality service it provides to its customers, as opposed to its competitor, which users outsourcing services in order to reduce costs.
  - The creation of a preferable user experience, both in terms of technology and in terms of the better quality and diversity of the contents provided by the Company to its customers relative to HOT.

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont'd)

Following is a depiction of the Israeli communications market, broken down by holding groups and the services offered by telecommunication companies:

- While in the past most of the competition in the communications market was reflected in the competition between independent telecommunication providers within each segment of activity, in recent years an increasing trend of switching to competition between telecom groups that operate simultaneously in several telecom segments.
- In recent years, there has been a growing trend of "service basket" consumption (packages that include various combinations of multiple telecom services). The telecom groups market, or may market in the future, "common" service baskets that consist of various telecom services offered by the companies of each group.
- As a rule, the marketing of the common basket allows the telecom group to offer more attractive prices to the customer relative to the prices he would have to pay for each service separately (in some cases, this is done by way of "cross-subsidization" between the various components included in the basket), as well as a comprehensive solution that makes it unnecessary to enter into contracts with multiple suppliers.
- With regard to the marketing of common service baskets, the restrictions that apply to Bezeq are more stringent than those applicable to the other groups. Bezeq is subject to multiple restrictions in the context of forming collaborations between group companies, principal among which are the following:

Additional Players
IDB
orange
HOT
בזק
Group*
Landlines
Internet Infrastructure
Broadcasting
Mobile Phones
International Operators
ISP
?
Wholesale
Wholesale
UNLIMITED
צפייה ישירה באתרי אינטרנט
עתידי IPTV
סלקום
golan telecom
HOT mobile
HOT net.
yes
012
Triple Cloud
018

* *Given the regulatory processes and ongoing market changes, the above presented communications map is strictly indicative and may change over time*

1. Mandatory structural separation - The Company must maintain structural separation between itself and its subsidiaries (including the full separation between the companies' managements). However, pursuant to the Company's market share's shrinkage to less than 85%, in May 2010 the Company was permitted to offer common service baskets with the subsidiaries to private subscribers, and in July 2012, business subscribers were offered common service baskets, and all subject to their approval by the Ministry of Communication and subject to several conditions stipulated under the domestic operator license.
2. Other restrictions on the provision of benefits to group companies and collaborations between them, including, without limitation, the restriction of the Antitrust Commissioner with respect to the approval of mergers between the company and group companies.
3. Restrictions concerning control of Yes.

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Economic environment and principal risk factors (Cont'd)

Global review - analysis of the influence of OTT services on traditional TV service in West Europe.

The data presented in the chart below indicate that the scope of paid television services in West Europe is expected to grow by approx. 24% (an average growth rate of 4%) between 2013-2018, and eventually reach a scope of services that amounts to approx. 141 million. The main source of growth in this market is expected to be the OTT video sector, which is destined to multiply itself by almost 7, and reach a scope of services that amounts to approx. 26 million households. Compare this to traditional paid television services, which are expected to grow by only 4.2% in 2013-2018 (an annual growth rate of 0.8%). **In other words, based on these data, the traditional television services sector is not expected to diminish in the years reviewed.**

Figure 9: Pay-TV services, by platform, Western Europe, 2013–2018 [Source: Analysys Mason, 2013]

Services (million)
160
140
120
100
80
60
40
20
0
2013
2014
2015
2016
2017
2018
Analogue cable
Digital cable
IPTV
Pay-DTT
Satellite
OTT video

The following diagram indicates that OTT, as a substitute for multi-channel television services, is expected to serve as a mere niche (approx. 3% of households), whereas for the vast majority of households OTT services are going to be strictly complementary and/or secondary to cable network or satellite television.

Figure 15: OTT video services to the TV set, by primary and secondary, Western Europe, 2013–2018 [Source: Analysys Mason, 2013]

Services (million)
30
25
20
15
10
5
0
16%
14%
12%
10%
8%
6%
4%
2%
0%
Percentage of households
2013
2014
2015
2016
2017
2018
Secondary
Primary
OTT video as a primary service – share
OTT video – share

Source: Research Report by Analysis Mason Limited 2013, "Pay-TV and OTT video services in Western Europe: forecasts and analysis 2013–2018", *August 2013*

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D.B.S. Satellite Services (1998) Ltd.

Balance Sheet

Following are the company's balance sheet balances according to reported figures, as at December 31 of the years 2012-2014, and according to the draft quarterly statements of March 31, 2015 (in thousand NIS).

Cash and Cash Equivalents

As at March 31, 2015, the cash and cash equivalent balance of the Company amounted to approx. NIS 299 million, approx. 62% of the Company current assets, as opposed to the end of 2014, when the cash and cash equivalent balance of the Company amounted to approx. NIS 239 million, approx. 55% of the Company current assets, and to approx. NIS 125 million, approx. 43% of the Company's current assets in 2013.

Trade Receivable

The Company signs an agreement with all of its subscribers which governs the various rights and obligations of subscribers with respect to their relationship with the Company.

Normally, the Company does not engage in factoring transactions and avoids the early obtainment of revenues from customers. Namely, payment is made at the beginning of each month with respect to customers who pay by credit card. Other Company customers - according to their credit terms (normally net + 30 or 60).

The Company's DSO (Days Sales Outstanding) ratio has maintained relative stability over the three-year period, and represents, approximately, a balance of private customers for a single month (net+0) and a balance of business customers for a longer period.

Other receivables

The increase in the receivables balance in 2014 stems both from the increase in prepaid expenses and in the increase in other receivables, primarily due to the change in the value of hedging transactions.

Balance sheet *NIS thousands*	31.12.2012	31.12.2013	31.12.2014	31.3.2015
Current assets				
Cash and cash equivalents	-	125,263	239,146	298,649
Trade receivables	163,043	164,277	178,017	172,865
Other receivables	1,674	1,615	16,404	9,330
Total current assets	**164,717**	**291,155**	**433,567**	**480,844**
Percentage of current assets in balance sheet	*11.9%*	*18.0%*	*23.8%*	*25.6%*
Non-current assets				
Fixed assets, net	745,365	775,131	797,696	800,912
Intangible assets	99,864	133,728	146,805	147,507
Broadcasting rights net of rights exercised	377,349	416,596	441,813	449,303
Total non-current assets	**1,222,578**	**1,325,457**	**1,386,314**	**1,397,722**
Percentage of non-current assets in balance sheet	*88.1%*	*82.0%*	*76.2%*	*74.4%*
Total assets	**1,387,295**	**1,616,612**	**1,819,881**	**1,878,566**
Current liabilities				
Credit line from banks	69,322	35,785	14,837	14,837
Current maturities for debentures	174,305	292,168	377,388	371,363
Trade payables and service providers	403,104	467,929	429,572	450,470
Other payables	147,746	161,318	148,783	159,763
Provisions	6,200	12,360	9,673	9,491
Total current liabilities	**800,677**	**969,560**	**980,253**	**1,005,924**
Percentage of current liabilities in balance sheet	*57.7%*	*60.0%*	*53.9%*	*53.5%*
Non-current liabilities				
Credit line from banks	-	-	64,065	63,765
Debentures	1,364,840	1,387,616	1,361,557	1,337,220
Loans from shareholders	3,085,742	3,571,900	4,054,456	4,117,543
Trade payables and other long-term liabilities	92,033	24,931	18,588	16,321
Employee benefits	5,837	5,779	5,216	5,031
Total non-current liabilities	**4,548,452**	**4,990,226**	**5,503,882**	**5,539,880**
Percentage of non-current liabilities in balance sheet	*327.9%*	*308.7%*	*302.4%*	*294.9%*
Total liabilities	**5,349,129**	**5,959,786**	**6,484,135**	**6,545,804**
Equity				
Equity	29	29	29	29
Premium on shares	85,557	85,557	85,557	85,557
Warrants	48,219	48,219	48,219	48,219
Capital reserve	1,537,271	1,537,271	1,537,271	1,537,271
Capital reserve for share-based payments	10,280	10,280	10,280	10,280
Loss balance	(5,643,190)	(6,024,530)	(6,345,610)	(6,348,594)
Total equity	**(3,961,834)**	**(4,343,174)**	**(4,664,254)**	**(4,667,238)**
Percentage of equity deficit in balance sheet	*-285.6%*	*-268.7%*	*-256.3%*	*-248.4%*
Liabilities and equity	**1,387,295**	**1,616,612**	**1,819,881**	**1,878,566**

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Balance Sheet (Cont'd)

Broadcasting rights - net of rights exercised

The Company owns broadcasting rights in video contents (movies and series) of two kinds:

1. Broadcasting rights acquired from third parties - including discrete contents and channels
2. Broadcasting rights owing to original productions in whose production the Company invests (partially or wholly), where, in addition to the actual right to include the contents in its broadcasts, the Company usually maintains interest in those contents, the percentage of which is specified in the agreements signed with the producers.

Normally, the Company is also entitled to assign authorizations to use rights and participate in revenues derived from other uses of the contents other than broadcasts at the Company, subject to agreements with suppliers.

- Broadcasting rights are presented in the Company's balance sheet at cost net of rights exercised.
- In 1Q15, an increase in the broadcasting rights balance of approx. 1.6% was observed, and in 2014 an increase in the broadcasting rights balance of approx. 6% was observed relative to 2013. In 2013 and 2012, an increase in the broadcasting rights balance of approx. 10% and 14% was observed, respectively. The principal causes of this increase are as follows:
  - Increased investments in original productions in accordance with the resolution issued by the Cable and Satellite Broadcasting Council. the amount invested in original productions was previously only derived from a certain percentage of revenues from contents. The Council determined that, as of 2012, the percentage invested in original productions shall be derived from content revenues in addition to revenues from equipment installation, sale or borrowing fees. In addition, the Company was permitted to pay the sum of the 2012 investment in equal installments over a period of three years.
  - In 2011, the rights amortization policy was changed to the straight-line method, which led to a longer estimated useful life for this asset.
  - USD exchange rate fluctuations.
  - Increased prices of purchased contents and the commencement of discounting the costs of translation to the broadcasting rights.

Fixed assets

- Fixed Assets comprise a significant balance of the Company's total assets, and amount to approx. NIS 801 million and approx. NIS 798 million as at March 31, 2015 and December 31, 2014, respectively (approx. 43% and 44% of the statement of financial position's total, respectively). This Section includes tow substantial balances:
  1. Digital satellite decoders: approx. NIS 490 million and approx. NIS 486 million as at March 31, 2015 and December 31, 2014, respectively. The estimated useful life of this equipment ranges between 4-8 years.
  2. Discounted installation costs amounting to approx. NIS 225 million and approx. NIS 229 million as at March 31, 2015 and December 31, 2014, respectively. The estimated useful life of installation costs is subdivided as follows: 13-15 years (for infrastructures in buildings) and 1-3 years (for infrastructures in apartments).
- We should not that the fixed assets balance contains additional balances that are significantly smaller, such as broadcasting and reception equipment, whose amortized cost amounted, as at March 31, 2015 and December 31, 2014, to approx. NIS 36 million and NIS 34 million, respectively.

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Balance Sheet (Cont'd)

Intangible assets

Intangible assets consist of two principal components:

1. **Subscriber acquisition costs** - In 2011, a law was enacted which prohibits the Company from collecting exit fees from its customers. The Company switched to a contract model that does not stipulate a commitment period. As a result, the Company lost its secured revenue from that customer, against which it would by then have discounted the customer acquisition costs. In light of the changes in legislation and the Company's business model, the Company elected to implement an accounting policy and to discontinue the discounting of customer acquisition costs, despite the fact that there are certain accounting interpretations that permit, under certain circumstances, the continued discounting of customer acquisition costs even in cases where no customer commitment period applies. In light of this, as of the law's entry into force, the Company no longer discounts the cost of its subscribers' acquisition as an asset, in accordance with IAS38.
2. **Programs and licenses** - The increase in intangible assets in 2013 relative to 2012 stems mainly from two projects:
   A. **TRIO** - The upgrade of the Company's management systems, which includes the development of three systems:
   - A new RBM system.
   - CRM system.
   - The integration of customer and billing management into SAP.

   B. **TVE** - The development of a mobile phone viewing technology.

Deferred taxes, net

- Note 25 to the 2014 Financial Statements clarifies that, even though the Company has significant tax losses and inflation-related deduction which may be carried forward for an unlimited time until utilization (a total of NIS 5.4 billion), the Company does not recognize deferred taxes assets, as it is not expected that it will in the foreseeable future have any taxable income against which the aforementioned carried forward losses will be utilized.
- The aforementioned are accounted for in accordance with the principles of International Accounting Standard 12, Income Taxes (IAS 12).
- Of the accumulated loss of approx. 5.4 billion, a total of NIS 2.3 billion is derived from financing expenses on loans from shareholders (Bezeq: approx. NIS 1.8 billion; Eurocom Group: approx. NIS 0.5 billion).

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Profit and Loss Statement

Following is a summary of profit and loss data for the years 2011-2014 (audited) and for 1Q15 (the draft financial statement received) (in NIS thousands):

Profit and Loss Statements – D.B.S. Satellite Services 1981 Ltd.	Audited 2011	Audited 2012	Audited 2013	Audited 2014	Reviewed Q1 2014	Draft Q1 2015
Revenues	1,618,809	1,635,994	1,635,216	1,723,938	423,724	440,174
Growth		*1.1%*	*-0.05%*	*5.4%*		*3.9%*
Cost of revenues	1,028,168	1,067,087	1,051,618	1,110,450	268,750	295,096
Gross profit	**590,641**	**568,907**	**583,598**	**613,488**	**154,974**	**145,078**
Gross profit (%)	*36.5%*	*34.8%*	*35.7%*	*35.6%*	*36.6%*	*33.0%*
Selling and marketing expenses	152,737	166,274	153,712	153,624	39,614	35,663
General and administrative expenses	143,036	149,884	162,372	187,284	42,478	50,376
Operating profit (loss)	**294,868**	**252,749**	**267,514**	**272,580**	**72,882**	**59,039**
Operating profit (%)	*18.2%*	*15.4%*	*16.4%*	*15.8%*	*17.2%*	*13.4%*
Financing expenses	168,991	155,431	167,677	136,669	33,463	40,587
Financing income	(23,163)	(1,859)	(6,979)	(26,056)	(15,912)	(41,992)
Financing expenses for loan from shareholders	377,529	407,826	486,158	482,556	88,906	63,087
Earnings (loss) before tax	**(228,489)**	**(308,649)**	**(379,342)**	**(320,589)**	**(33,575)**	**(2,643)**
Income tax	1,128	1,668	1,352	1,106	186	341
Actuarial profit (loss) from defined benefit plan*	(80)	(1,235)	(646)	0	0	0
Depreciation and amortization	276,393	248,250	262,735	297,554	69,731	76,411
EBITDA	**571,261**	**500,999**	**530,249**	**570,134**	**142,613**	**135,450**
EBITDA (%)	*35.3%*	*30.6%*	*32.4%*	*33.1%*	*33.7%*	*30.8%*

* This does not include actuarial profit (loss) from defined benefit plan of significant values, as provided in the Company's financial statements.

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Profit and Loss Statement (Cont'd)

Revenues

In 1Q15, the Company's total revenues amounted to approx. NIS 440 million, its revenues in 2014 amounted to NIS 1,724 million.

The Company's revenues are subdivided into three major types:

- **Revenues from basic services to customers -** These include revenues from basic content and equipment services, the leasing of regular set-top boxes, and basic channel broadcasts at fixed monthly prices.
- **Revenues from advanced services to customers** - These include revenues from technical services and installation fees, revenues from advanced services by supplying advanced set-top boxes, such as: YesMax, YesMax Total and YesHD, and the provision of YesMultiroom services, through which it is possible to view recorded contents via the home network and/or VOD service for which the customer pays fixed monthly fees.
- **Non-customer revenues -** These primarily include revenues from channels and revenues from the sale of content in accordance with the Company's specific agreements with suppliers for the sale of content purchased by the Company.

ARPU Analysis

The term "ARPU" and the variations thereof is a key term in the world of communications. Mobile network operators, ISPs and cable network companies measure themselves in terms of ARPU (Average Revenue per User).

- The data indicate that in 1Q15 the Company's ARPU amounted to NIS 232, as opposed to NIS 234 at the end of 2014, which reflects a decrease by approx. 1%. In 2014, no significant ARPU changes were observed. In 2013, ARPU decreased by approx. 1% to approx. NIS 233 (compared to approx. NIS 234 in 2012).

ARPU (Average Revenue per User, in NIS)

232
234
233
234
232
2011
2012
2013
2014
Q1/2015

Distribution of ARPU between basic and advanced services

24
31
39
47
53
208
203
194
186
179
2011
2012
2013
2014
Q1/2015
ARPU from basic services
ARPU advanced services and non-customer revenues

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Profit and Loss Statement (Cont'd)

Cost of Revenues

The majority of cost of revenue expenses consist of the costs of contents, broadcasting rights exercised, and depreciation and amortization. In the first three months of 2015, the total cost of revenue amounted to approx. NIS 295 million (approx. 67% of all revenues), an increase of approx. 6.3% annualized over 2014.

In 2014, the Company's cost of revenue amounted to approx. NIS 1,110 million (approx. 64% of all revenues), as opposed to NIS 1,052 million in 2013 (approx. 64%% of all revenues), which constitutes an increase of approx. 6%. The increase stemmed mainly from the increase in depreciation, broadcasting rights exercised and content costs.

Selling and Marketing Expenses

Selling and marketing expenses consist mostly of salary and wages and advertising expenses. Selling and marketing expenses in 1Q15 amounted to approx. NIS 35.6 million (approx. 10% of all revenues in this quarter), as opposed to approx. NIS 39.6 million in 1Q14, which constitutes an decreased of approx. 9.3% relative to the same quarter of the previous year.

In 2013 and 2014, an increase in selling expenses was observed, which was offset by a decrease in advertising and depreciation expenses. In 2013-2014, the selling and marketing expenses amounted to approx. NIS 154 million (approx. 9% and 9.3% of all revenues, respectively), as opposed to NIS 166 million (approx. 10%% of all revenues) in 2012.

Between 2012 and 2013, selling and marketing expenses decreased by approx. 7.6%. This decrease stems mainly in the decrease in depreciation and amortization expenses which resulted from the discontinued discounting of subscriber acquisition costs (namely, sales commissions paid to marketers and salespersons) as of the end of 2011.

G&A Expenses

G&A expenses primarily consist of salary and wages and depreciation and amortization. G&A expenses in 1Q15 amounted to approx. NIS 50 million (approx. 11% of all revenues), as opposed to approx. NIS 42 million in 1Q14, which constitutes an increase of approx. 19%.

In 2014, the Company's G&A expenses amounted to approx. NIS 187 million (approx. 11% of all revenues), as opposed to NIS 162 million in 2013 (approx. 10%% of all revenues) and as opposed to approx. NIS 150 million (approx. 9% of all revenues) in 2012.

In 2014, G&A expenses increased by approx. 15%, as opposed to an increase of approx. 8% and 5% in these expenses in 2013 and 2014, respectively.

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Profit and Loss Statement (Cont'd)

Financing Expenses, Net

The majority of financing expenses stem from shareholder loans and interest expenses for financial liabilities. In the first three months of 2015, net financing expenses amounted to approx. NIS 62 million (approx. 14% of all revenues), as opposed to 2014, in which net financing expenses amounted to approx. NIS 593 million (approx. 34% of all revenues), and as opposed to 2013, in which net financing expenses amounted to approx. NIS 647 million (approx. 40% of all revenues). The decrease in net financing expenses in 2014 and in the first three months of 2015 stems mainly from margin revenues resulting from changes in the fair value of financial assets, in fair value through profit and loss, and in the effects of the consumer-price index.

Income Tax

According to data received from the Company and the 2013 tax adjustment report, the Company has tax losses and a deduction for inflation that are carried forward to the following years and that amount, as at December 31, 2014 and December 31, 2013, to approx. NIS 5.4 billion and NIS 5.3 billion, respectively.

We were informed that, of the accumulated tax losses, as at December 31, 2014, of approx. 5.4 billion, a total of NIS 2.3 million is derived from financing expenses on loans from shareholders (Bezeq: approx. NIS 1.8 billion; Eurocom Group: approx. NIS 0.5 billion).

In the Company's profit and loss statements, tax expenses amounting to NIS 1,106 thousand and NIS 1,352 thousand were recognized in 2013 and 2014, respectively.

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D.B.S. Satellite Services (1998) Ltd.

Methodology

Accounting for Business Combinations - General

International Financial Reporting Standard 3R ("IFRS 3R" or "the Standard") - Business Combinations concerns the matter of business combinations and examines the terms of the recognition and measurement of identifiable assets acquired in a business combination and in transferred liabilities, non-controlling interest in the acquired entity, and goodwill.

The Standard defines a business combination transaction as a transaction or other event in which the buyer receives control over one or more of the acquired businesses. A business combination transaction can be carried out in a number of ways that stem from legal, tax-related or other reasons.

The date of the acquisition is the date on which the buyer assumes control over the acquired entity.

The Standard stipulates that business combinations are to be accounted for using the Acquisition Method, which requires the following:

1. The identification of the buyer;
2. The determination of the acquisition date;
3. The recognition and measurement of identifiable assets acquired and transferred liabilities and non-controlling interest in the acquired entity;
4. The recognition and measurement of goodwill or profit from an incidental transaction.

Costs needed to carry out the transaction, such as attorney's fees, consultation, G&A, and debt or capital issue costs for the purposes of the acquisition, shall be recognized by the buyer as expenses in the period in which these costs were incurred and in which the services for said costs were received. Debt and capital issue costs shall be recognized in accordance with IAS 32 and IAS 39.

Intangible assets

Identification Capacity Criterion

An intangible asset is a non-financial asset devoid of any physical substance. An intangible asset can be identified if it meets either of the following conditions:

1. Separability condition: the asset can be separated, namely, it is possible to separate it from the entity or split it, it may be sold or transferred, and it is possible to grant a license to use, lease out or replace it, separately or together with a related contract, an identifiable related asset or a related liability, regardless of whether the buyer intends to do so;
2. Contractual-legal condition: the asset is derived from contractual or other legal rights, regardless of whether these can be carried forward or can be separated from the entity or from other rights or obligations.

An intangible asset which cannot be separated by itself complies with the separability condition if it can be separated together with a related contract, an identifiable asset or a liability.

Examples of identified intangible assets

The examples of intangible assets include the following items:

Intangible assets related to customers:

- Contracts with customers and associated customer relationships;
- Non-contractual customer relationships;
- Client lists;
- Order or production backlog.

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© Fahn Kanne Consulting Ltd. | All rights reserved | August 2015

D.B.S. Satellite Services (1998) Ltd.

Methodology (Cont'd)

Contract-based intangible assets:

- License and royalties;
- Franchise agreements;
- Operating and Broadcasting agreements;
- Various rights of use.

Intangible assets related to marketing:

- Trademarks;
- Trade names
- Domain names;
- Non-competition agreements.

Intangible assets related to art:

Such as literature, magazines, plays, musical pieces, paintings, photographs, etc.

Determining the fair value of intangible assets

The intangible assets are measured at fair value as at the date of acquisition.

in accordance with IAS 38, the quoting of market prices in an active market constitutes as the most reliable estimate of fair value for intangible assets. The suitable market price is usually the bid price. If the aforementioned prices are unavailable, the price in a similar transaction that took place at about the same time could form the basis for the fair value estimation, on the condition that no substantial changes in financial conditions took place between the date of this transaction and the date of the measurement.

In the absence of an active market for the intangible asset, its fair value shall be the price that would have been paid on the date of the acquisition between informed, willing parties on the basis of the best available information. In determining this value, the entity must consider the results of recent transactions in similar assets.

It is possible to employ pricing methods designed to determine fair value and which reflect conventional transactions and methods in the line of business to which the asset belongs. Such methods include:

- The use of multipliers that reflect the ratio between market transactions and the asset's profitability indexes (such as revenues, operating profit or market size) or the flow of royalties that could have been generated by leasing out the asset (the "relief from royalties" approach), or
- Discounting the asset's projected net cash flows.

Under IAS 38, if the intangible asset meets identifiability criteria, it therefore follows that there exists sufficient information that allows the reliable measurement of the asset's fair value.

Principal valuation methodologies

As a rule, there are multiple valuation methods in general, and multiple intangible asset valuation methods in particular. Naturally, each method has its own advantages and disadvantages, and one should employ each method according to its applicability to the case in question and/or to the assessment's situation and purpose.

1. **The Income Approach -** According to this approach, the value of the asset is derived from the current value of the cash flows which are expected to be derived from it over the remainder of its economic life. In this method, first we must estimate the cash flows which are expected to be derived from the asset in the future, based, inter alia, on an operational financial analysis.

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D.B.S. Satellite Services (1998) Ltd.

Methodology (Cont'd)

In the second phase, these cash flows must be brought to the current values by way of discounting them to the date of the asset's valuation. Cash flow discounting is carried out using a rate of return which should reflect the time value of money and the business risk.

The fair value estimated using this method is actually the current value of future cash flows which are expected to be derived from the asset, including its salvage value, if any applies, at the end of the projection period.

When assessing value using this approach, it is common practice to employ the following methods, which are derived from the aforementioned financial approach:

- **Discounting of Excess Earnings -** Under this method, the intangible asset's value is estimated by way of discounting the "excess earnings" attributed to the asset. "Excess earnings" are defined as the difference between the operating profit expected from the evaluated asset and between the fair rate of return on the fair value of the assets that contribute and participate in the evaluated operation. The contribution of these contributing assets is reflected in the use which the intangible asset makes in other assets in the process of generating income or in the structure of expenses. In general, the contributing assets are usually fixed assets, human resources, brand, license, basic technology and more. In most cases, there will be more than one contributing asset.
- **Relief from Royalties** - Under this method, the value of an intangible asset is estimated by way of discounting the "adequate royalty" payments which the owner of the asset would have been required to pay for using the asset had it not been owned by him.
- This method is primarily used to estimate the value of intangible assets that are legally registered in the Company's name, such as: brands, trademarks, domain names, databases, patents, etc.

2. **Market Approach** - Under this method, the fair value takes into account the prices recently paid for similar assets, based on the analysis of similar transactions (as much as practicable) between willing buyers and sellers, including adjustments to the market prices specified, so as to reflect the condition and usability of the evaluated asset relative to the corresponding assets in the market. Consequently, this approach is often inapplicable to the valuation of intangible assets, and can be used strictly as a general and comparative measure for the results of other valuation methods.
3. **Cost Approach** -Under this method, fair value is estimated based on the asset's replacement cost net of depreciation that reflects the functional, financial or technological aging of the existing asset relative to the new one. Cost Approach valuation results can be viewed as the upper limit of the value in cases where the asset can be easily replaced or renewed, as no careful foreign investor would purchase an existing asset at a price that is higher than the price of producing an equivalent asset which provides it with similar financial benefits. This principle normally does not apply to unique intangible assets that are legally protected against duplication, such as patents or copyrights (however, one should consider the territorial borders of such protection), or when the development periods of a substitute intangible asset are significant, or when the uncertainty of self-development is unusually high.

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D.B.S. Satellite Services (1998) Ltd.

Methodology (Cont'd)

Useful life

The buying entity must assess whether the intangible asset's useful life is finite or undefined, and, if finite, must estimate its length. The entity shall consider a useful life duration as undefined if, after all relevant factors are analyzed, ther appears to be no limit to the period in which the asset is expected to generate net cash flows for the entity.

An intangible asset with a defined useful life will be amortized over the course of its useful life, subject to an impairment test.

However, an intangible asset with an undefined useful life will not be amortized. Instead, the buying entity must test for the asset's impairment once a year or more frequently, if there is any indication of this asset's impairment. Moreover, the entity shall periodically examine the useful life of the intangible asset in question, so as to determine whether the events and circumstances still support the assessment that the useful life is undefined.

Tax benefit

According to the AICPA Practice Aid Series[1] guide, each intangible asset valuation must include:

A. The expected tax payments for the cash flows attributed to the intangible asset and

B. Tax benefits that will stem from the amortization of the intangible asset for tax purposes.

The guide also mentions that adding the effects of tax is common for the Income and Cost Approaches, but is not characteristic of the Market Approach, as tax benefits in such cases are already included in the market price quoted during the negotiations for the acquisition of the asset between market participants. The team that authored the guide believes that these two tax effects should be included in the value of the intangible asset, whether the purpose of the transaction was to sell assets of the acquired company for tax purposes and whether it was to sell shares of the acquired company (without introducing any changes to the tax base of the acquired assets and the liabilities received). Accordingly, the value of the in accordance with must also include the value of the tax benefit, even if we are dealing with a business combination by way of the acquisition of shares which, in practice, does not allow the amortization of the intangible assets for tax purposes.

In the absence of explicit provisions relating to the amortization of intangible assets, it was assumed for the purposes of this Work that the amortization of the intangible assets acquired shall be recognized for income tax reporting purposes. Given that the Tax Authority's opinion is yet to be expressed about this matter, our Work relied on the provisions set out in the AICPA Practice Aid Series guide.

The tax benefit in all the intangible assets evaluated was calculated using a straight line amortization method for the projection period used for the assessment of the intangible assets itself, or for a period of 10 years (the maximum period of goodwill amortization according to income tax provisions), whichever is lower.

[1] AICPA Practice Aid Series - Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries.

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D.B.S. Satellite Services (1998) Ltd.

Tangible assets and liabilities

Current Assets

The balance of current assets includes cash and cash equivalents, trade receivables and other receivables. Since these are current financial assets, according to accepted accounting principles these should be presented at current values as at balance sheet date. Therefore, it was assumed it is unnecessary to discount these amounts given the insignificant difference between the discounted amounts and the amounts found in the books.

Broadcasting rights, net of rights exercised

The Company owns broadcasting rights in video contents (movies and series) of two kinds:

1. Broadcasting rights acquired from third parties - including discrete contents and channels
2. Broadcasting rights owing to original productions in whose production the Company invests (partially or wholly), where, in addition to the actual right to include the contents in its broadcasts, the Company usually maintains interest in those contents, the percentage of which is specified in the agreements signed with the producers.

Broadcasting rights are presented in the Company's balance sheet at cost net of rights exercised.

The financial value of the broadcasting rights was estimated using the Cost Approach. Under this approach, it was assumed that the rights previously paid for are not materially different from the costs which would have been paid for similar rights on the date of the allocation, owing to the relatively minor time differences (one year) between the date of payment and the date of allocation. Accordingly, in our assessment, the value of the asset presented in the books reflects its fair value.

As additional support for this, we should stress that we are dealing with a broad distribution of content providers, where the acquisition of broadcasting rights is effected according to framework agreements that were determined by negotiations, and it is likely that these were entered into under market conditions. Moreover, in its books, the Company examines the life o the assets ascribed to the broadcasting rights and determines the relevant amortization period based on the projected life of these assets.

According to the balance specified in the books, the value of the broadcasting rights is estimated at approx. NIS 449 million.

Fixed assets

- Fixed Assets comprise a significant balance of the Company's assets, and amount to approx. NIS 801 million and approx. NIS 798 million as at March 31, 2015 and December 31, 2014, respectively (approx. 43% and 44% of the statement of financial position's total, respectively). This Section includes tow substantial balances:
  1. Digital satellite decoders: approx. NIS 486 million and approx. NIS 490 million as at December 31, 2014 and March 31, 2015, respectively. The estimated useful life of this equipment ranges between 4-8 years.
  2. discounted installation costs amounting to approx. NIS 229 million and approx. NIS 225 million as at December 31, 2014 and March 31, 2015, respectively. The estimated useful life of installation costs is subdivided as follows: 13-15 years (for infrastructures in buildings) and 1-3 years (for infrastructures in apartments).
- We should not that the fixed assets balance contains additional balances that are significantly smaller, such as broadcasting and reception equipment, whose amortized cost amounted, as at December 31, 2014 and March 31, 2015, to approx. NIS 36 million and NIS 34 million, respectively.

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D.B.S. Satellite Services (1998) Ltd.

Tangible assets and liabilities (Cont'd)

It was assumed that the financial value of fixed assets is not materially different from that appearing in the books. Under this approach, it was assumed that the costs previously paid for the assets correspond to the amounts which would have been paid today for the same assets. It was assumed that the amortization appearing in the financial statements also reflects a financial amortization.

Intangible assets, net

Intangible assets consist of two principal components:

1. Cost of Subscriber Acquisition

In 2011, a law was enacted which prohibits the Company from collecting exit fees from its customers, and the Company switched to a contract model that does not stipulate a commitment period. As a result, the Company lost is secured revenue from that customer, against which it would by then have discounted the customer acquisition costs. In light of the changes in legislation and the Company's business model, the Company elected to implement an accounting policy and to discontinue the discounting of customer acquisition costs.

The Company's sales entail a variety of sales commissions. Commissions can be directly identified with customer contracts. The Company's cost of subscriber acquisition are based on the balance of sums actually paid in the past and which are yet to be amortized in the financial statements over the subscribers' average contractual commitment period.

The financial value of the cost of subscriber acquisition was estimated using the Cost Approach. Under this approach, it was assumed that the costs of royalties previously paid to salespersons correspond to the amounts which would have been paid today for the same services, given the relatively minor time differences between the date of payment and the date of allocation.

The amortization appearing in the financial statements also reflects a financial amortization according to the subscribers' contractual period. Accordingly, in our assessment, the value of the asset presented in the books reflects its fair value.

2. Software Programs and Licenses

The financial value of software programs was also assessed using the Cost Approach, and, in our assessment, the value of the asset presented in the books reflects its fair value.

Current Liabilities

Credit line from banks, payables (without interest payable for debentures), trade payables and service providers were estimated according to their accounting balance in the Company's books.

Following are the assumptions used for estimating the fair value of the remaining current liabilities:

- **Current maturities for debentures and interest payable for debentures** - see "Debentures" below.
- **Provisions** - Several lawsuits or pending legal proceedings have been filed against the Company. The actual provision in the Company's books for lawsuits, as at March 31, 2015, amounted to approx. NIS 9,491 thousand. We were informed that the provisions found in the books does not reflect the exposure stemming from two class action suits of approx. NIS 20 million. For the purposes of this Work, it was assumed that the provision found in Yes's books must increase by approx. NIS 10 million so that it will reflect the fair value of the contingent liabilities.

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D.B.S. Satellite Services (1998) Ltd.

Tangible assets and liabilities (Cont'd)

Debentures

The Company has three debenture series: Debenture Series A, Debenture Series B and Debenture Series C.

Debenture Series A - Issued in 2007 for institutional investors, which was listed on the TASE Tact Institutional system. In 2014, the Company completed additional Debenture Series A issues by way of series expansion, that amounted to approx. NIS 253 million.

Debenture Series A - Issued in 2010 for institutional investors and was listed on the TASE and expanded each year between 2011-2014. In 2014, the Company completed additional Debenture Series B issues that amounted to approx. NIS 179 million.

In April 2015, the Company completed additional Debenture Series B issues by way of series expansion, that amounted to approx. NIS 198 million.

Debenture Series C - Issued in 2012 for institutional investors.

The price of the debentures has risen, and therefore the calculated yield to maturity of each of the debentures has decreased between 2012 and 2014. The yield to maturity of debentures with longer average durations, namely, those of Debenture Series C is lower than that of Debenture Series B, which has a shorter average duration, although the collateral of each series is identical. It appears that in the past the Company obtained the debentures at higher interest rates, whereas today the interest rates are lower.

According to data received from the Company concerning the fair value calculation of the debentures in the Company's books as at March 31, 2015, the interest rates on the basis of which the projected cash flows were discounted are 1.9%, 2.1% and 2.3% for Debenture Series A, Debenture Series B, and Debenture Series C, respectively and as presented below:

Debenture Series	Discount Rate
Series A	1.9%
Series B	2.1%
Series C	2.3%

Therefore, their fair value as at March 31, 2015 of all three debenture series amounts to approx. NIS 1,908 million.

Other Long-term Liabilities

It was assumed that the accounting balance of other long-term liabilities reflects their fair value.

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D.B.S. Satellite Services (1998) Ltd.

Intangible assets

Accounting Principles

In March 2004, the International Accounting Standards Committee published a revised version of IAS 38, which concerns intangible assets. The Standard determines how intangible assets (that are not specifically addressed in other accounting standards) are to be accounted for, and requires the entity to recognize an intangible assets if and when certain defined criteria are met.

Under the Standard, in order for a certain item to meet the definition of an intangible asset, it must be a non-financial asset, devoid of any physical substance and identifiable. It is further stipulated that the fair value of the asset be reliably measurable.

Section 12 of IAS 38 stipulates that an intangible asset meets the identifiability condition whenever it meets any of the following criteria:

- **Financial criterion -** the asset can be separated, namely, it is possible to separate or split it from the entity, it may be sold or transferred, and it is possible to grant a license to use, lease out or replace it, separately or together with a related contract, a related asset or a related liability.
- **Legal criterion -** the asset is derived from contractual or other legal rights, regardless of whether these rights can be carried forward or can be separated from the entity or from other rights or obligations.

For the purpose of preparing this opinion, we examined several items which could constitute as possible intangible assets. Each item was examined to see if it meets the identifiability criterion described above, and, accordingly, if it could be recognized separately from goodwill (under the assumption, of course, that the asset meets all of the other conditions included in the definition), or if it fails to meet this criterion, and therefore constitutes as goodwill.

Identified and estimated intangible assets

Potential intangible assets were examined through a review of documents and other relevant information about the operation and through conversations with Yes's management.

After this examination, the intangible assets identified whose fair value was estimated in the course of this Work are as follows:

- **Brand**
- **Customer Relationships**

In addition, we identified intangible assets whose fair value is not included in the attribution of the cost of acquisition on the grounds described below:

- **Broadcasting license** - TV broadcasting requires a license issued by the Ministry of Communications by virtue of the Communications Law (Telecommunications and Broadcastings). This license was granted to Yes in 1999 and entails an obligation assumed by the Company to pay royalties to the State of Israel, which are calculated on an income basis, as defined in relevant regulations. Under the Communications Regulations, 2006, the percentages of royalties that apply over the years are as follows:

  2011 - 1.75%; 2012 - 1.75%; from 2013 onwards - 0%.

  The Company's license is due to expire in January 2017. At the end of this period, it may be renewed for additional periods, six years each.

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D.B.S. Satellite Services (1998) Ltd.

Intangible assets (Cont'd)

Accounting Principles (Cont'd)

Identified and estimated intangible assets (cont'd)

Broadcasting license (cont'd)

Under Paragraph 21 of IAS38, "An intangible asset shall be recognized if, and only if: (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and (b) the cost of the asset can be measured reliably."

Under Paragraph 38 of IAS38, the only circumstances under which it may not be possible to reliably measure the fair value of an intangible asset, which was acquired in a business combination, are when the intangible asset is derived from legal or other contractual rights, and when it is "(A) inseparable; (B) separable, but there is no history or evidence of any replacement transactions of identical or similar assets, and any other method of estimating fair value will depend on variables that cannot be measured."

In our assessment, and according to conversations we held with the Company's management, in the case of the licenses held by Yes, it is not possible to measure the fair value of the intangible asset using the Income or Comparison Approach, as there is no history or there are no swap transactions of identical or similar assets in the market. Furthermore, it is difficult to estimate the variables needed to make use of these fair value valuation techniques. Therefore, the value of the licenses was not estimated in the course of this reference work.

- **Commercial agreements** - Yes is party to several commercial agreements, chief among which are the following:
  - *Content providers* - The broadcasting rights whose acquisition also affects content costs, as previously stated, are purchased by the Company from a large number of content providers, and so the Company is not depended on a primary and/or single content provider. However, with regard to Israeli sports broadcasts, the Company depends on the acquisition of the broadcasting rights of two local sports channels from two providers - the Sports Channel and Charlton.
  - *Satellite segments* - Under the agreement with Spacecom Ltd., the Company leases space segments that belong to Amos Series satellites (Spacecom Agreement). The agreement stipulates the lease of 12 space segments. However, as of 2022, the lease shall encompass 9 space segments. The Company is materially dependent on Spacecom, as the holder of its exclusivity rights and sole supplier.
  - *Acquisition of decoders* -The Company buys decoders primarily from Eurocom, as well as from ADB (Advanced Digital Broadcast S.A.). Given the structure of the market in which Yes operates, there are only a few "players" that purchase the aforementioned products in considerable quantities. Moreover, there is only a small number of available suppliers, and therefore there exists no public information about agreements of this kind.

It was assumed that the agreements are performed at market prices, and that they do not reflect an improvement or worsening with respect to market conditions.

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D.B.S. Satellite Services (1998) Ltd.

Intangible assets (Cont'd)

- Client list - It is prohibited by law to make commercial use (beyond the internal use of the Company for its own purposes) of the customer list, and therefore they do not have any significant financial value.
- Deferred taxes - The Company has tax losses and inflation-related deduction which may be carried forward for an unlimited time until utilization that amount to NIS 5.4 billion, as at December 31, 2014.
- Following are the sources of Yes's accumulated tax losses and an estimate of the losses for which deferred taxes will be recognized:

	NIS Millions
Business losses, without financing expenses for loans from shareholders	3,084
Losses that stem from financing expenses for loans from Bezeq	1,803
Losses that stem from financing expenses for loans from Eurocom	522
Total losses for tax purposes	**5,409**
Net of risk components according to the Barzilay Opinion:	
Financing expenses for Eurocom's loans	(261)
Risk due to debt waiver	(899)
Non-deduction of the Company's losses due to Eurocom's share	(155)
Total deductions	**(1,315)**
Estimated losses for which deferred taxes will be recognized	4,094
Estimated losses for which deferred taxes will be recognized (rounded)	**4,100**

The tax asset amounting to approx. NIS 1,087 million included in the PPA work was calculated based on the assumption that the amount of losses that will be recognized by the Income Tax Authority will amount to approx. NIS 4,100 million (**for more information about this calculation, see Appendix D below**) and on an assumed corporate tax rate of 26.5%. The assumptions that underlie this calculation are based on the Barzilay Opinion, which assumed that part of the losses will not be recognized due to various possible errors made by the income tax assessor with regard to the utilization of the carried-forward losses of an acquired company by a buyer in a merger. The tax asset also includes losses that stem from the financing expenses for the loans from Bezeq, and this is consistent with Bezeq's accounting information.

- Owned channels - Yes has 10 channels fully-owned by itself. Some of these channels are included in the basic packages and some are included in packages offered for an additional payment. It is not possible to purchase these channels separately from the basic packages or the packages to which they belong. Moreover, the majority of Yes's customers buy additional channel packages in addition to the basic packages, which belong to various tracks. Therefore, and because these channels are viewed domestically and privately and as part of broader packages, their independent value cannot be reliably determined.

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D.B.S. Satellite Services (1998) Ltd.

Discount rate (WACC)

We have estimated the nominal discount rate of the Company in a "market participant" view **at 8.5%**, based on the following parameters:

- **Risk-free interest rate (Rf)** - We estimated this rate at approx. 2.01% according to a yield to maturity of unlinked State of Israel debentures for a period of 12 years.
- **Beta (β)** - According to the beta values of the similar companies presented in the table below, we estimated the Company's leveraged beta at 0.87.
- **The Israeli market's risk premium (Rm-Rf)** - According to Damodaran data, we estimated the market's risk premium at 6.80%.
- **Additional risk premium (ARP)** - According to a study of Duff&Phelps Valuation Handbook 2014, we estimated the additional risk premium of the Company at 2.81%.
- **Interest on debt (Rd)** - The Company's interest on debt (before tax) is estimated at 4.51%, according to the yield to maturity of the debentures whose risk level is similar to that of the Company's liabilities, for an average duration of 12 years.
- **Leverage (D/D+E)** - Based on the average debt levels of similar companies, we used a leverage of 30%.
- **Tax rate** - Israeli statutory corporate tax rate 26.5%.

Risk-free interest rate (Rf)		
Risk-free interest rate	2.01%	Risk-free, 12-year linked debenture interest

Beta (β)		
Unleveraged beta	0.67	
Leveraged beta for calculation purposes	**0.87**	**According to the leverage of similar companies in the line of industry**

Return on equity (Re)		
Rf	2.01%	
Rm-Rf	6.80%	Israel's risk premium according to Damodaran
Beta	0.87	According to data of similar companies (Bloomberg)
ARP (size)	2.81%	Duff & Phelps Valuation Handbook 2014
RE	**10.75%**	

Interest on debt (Rd)		
Rd	4.51%	Return of debentures (NIS, 12 years, A rating)
Tax	26.5%	Israeli corporate tax rate
Rd* (1-Tax)	**3.32%**	

Discount rate	
Re	10.75%
E/D+E	70%
Rd*(1-Tax)	3.32%
D/D+E	30%
WACC	**8.5%**

Name of Company	Adjusted Beta	R^2	Market Value	Net Debt	D/E	Tax Payment Country	Tax Rate	Un-leveraged Beta	D/D+E
Sky PLC	0.683	11%	18,050	6,545	0.36	UK	21%	0.53	27%
DISH Network Corp	0.974	19%	32,236	4,901	0.15	USA	40%	0.89	13%
SKY Network Television Ltd	0.546	3%	2,300	336	0.15	New Zealand	28%	0.49	13%
Liberty Global PLC	0.943	22%	44,497	45,001	1.01	USA	40%	0.59	50%
DIRECTV	0.802	18%	43,794	16,177	0.37	USA	40%	0.66	27%
Bezeq The Israeli Telecommunication Corp Ltd	0.712	3%	20,674	7,204	0.35	Israel	27%	0.57	26%
Weighted Average (Based on R² Value)	**0.854**	**17%**	**34,735**	**19,292**	**0.49**		**36%**	**0.666**	**30%**
Simple Average	**0.777**	**13%**	**26,925**	**13,361**	**0.40**		**33%**	**0.621**	**26%**

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D.B.S. Satellite Services (1998) Ltd.

Customer Relationships

Customer Relationships

Results of the estimated value of the customer relationships asset

Following are the results of the estimated value of the customer relationships intangible asset:

Estimated fair value of customer relationships	NIS millions
Present Value of Customer Relationship Flows, before tax benefit	645
Value of tax benefit	144
Fair value plus tax benefit	**790**

Appendix A is attached hereto, and includes the cash flows projection used for the valuation of this intangible asset.

The method chosen

The fair value of the customer relationships intangible asset was estimated using the Income Approach, under which the Multi Period Excess Earnings Method was implemented. According to this approach, the value of the asset is derived from the current value of the cash flows which are expected to be derived from it over the remainder of its economic life. In this method, first we must estimate the cash flows which are expected to be derived from the asset in the future, based, inter alia, on an operational financial analysis. In the second phase, these cash flows must be brought to the current values by way of discounting them to the date of the asset's valuation. Cash flow discounting is carried out using a rate of return which should reflect the time value of money and the business risk.

Revenues from all customers projection

The analysis of revenues from customers was carried out based on the future operation projection received from Bezeq's management. For more information about the assumptions used for formulating this projection, see the valuation performed for the Company.

Churn rate

In 2014, the number of new subscriptions exceeded the number of cancelled subscriptions, and the net number of new subscriptions amounted to 31 thousand. The average number of cancelled subscriptions in 2011-2014 amounts to approx. 79 thousand customers.

The churn rate of subscriptions in 2014 amounts to approx. 12.8%, as opposed to 13.4% in 2013.

According to the average percentage of cancelled subscriptions in 2010-2014 presented below, the percentage of subscriptions cancelled by existing customers was determined to be **13.3%.**

Percentage of Cancelled Subscriptions
20%
15%
10%
5%
0%
13.0%
11.9%
15.5%
13.4%
12.8%
2010
2011
2012
2013
2014

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D.B.S. Satellite Services (1998) Ltd.

Customer Relationships (Cont'd)

Operating Profit

It was assumed that the operating profit for existing customers will be identical to the operating profit of the operational projection, while neutralizing expenses directly related to the recruitment of new customers (such as agents' commissions, part of the salespersons' salary, etc.).

Accordingly, the operating profit is estimated at 19.8% for the last nine months of 2015, and at 19.0% in 2016, at 17.9% in 2017, at 18.0% in 2018 and at 17.9% from 2019 onwards.

Contributory charges of the customer relationships asset

Under the Income Approach, financial expenses for the use of the other assets of the entity, which the asset needed during its economic life, must be ascribed to the evaluated intangible asset. These expenses should include the expenses needed to support the existence of the intangible asset, including contributory charges that reflect the recognition of financial lease fees which the intangible asset must pay the entity's various assets, both tangible and intangible.

- **Contributory charges for working capital** - The Company's working capital represents the funds needed by the firm to finance its regular course of business and to bridge the time gaps between the date on which funds are expended in the course of production and the date on which payments are received in exchange for sold products.

For the purpose of calculating the contributory charges for working capital, it was assumed that the contributory return for the Company's working capital is equal to the risk-free return (return after tax). The working capital balances were determined according to a working capital rate of -25% (namely, a negative rate), which has been Yes's average working capital rate in recent years.

- **Contributory charge for fixed assets** - Most of the Company's fixed assets consist of broadcasting and recording equipment, digital satellite decoders, leasehold improvements, discounted installation costs, furniture and office supplies. The rate of return for fixed assets was determined according to the average balance of fixed assets from the Company's revenues over the years 2010-2014, and is estimated at 45%.

	2011	2012	2013	2014	Average
Fixed assets balance	676	745	775	798	**749**
Revenues	1,619	1,636	1,635	1,724	**1,653**
Return on fixed assets	**42%**	**46%**	**47%**	**46%**	**45%**

The contributory rate of return on fixed assets is estimated to be equal to the return on debt.

- **Contributory charge for the broadcasting rights balance** - The rate of return on the broadcasting rights balance was determined according to the average rate over the years 2010-2014, and is estimated at 24%. The contributory return on the broadcasting rights balance is estimated to be equal to the return on debt.

	2011	2012	2013	2014	Average
Broadcasting rights balance	331	377	417	442	**392**
Revenues	1,619	1,636	1,635	1,724	**1,653**
Return on broadcasting rights	**20%**	**23%**	**25%**	**26%**	**24%**

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D.B.S. Satellite Services (1998) Ltd.

Customer Relationships (Cont'd)

Contributory charges of the customer relationships asset (cont'd)

- **Contributory charge for Assembled Workforce** - Under IFRS 3R, the human resources asset is not an identifiable asset, which is to be recognized separately from goodwill, and shall be included in goodwill. On the other hand, according to the Income Approach, we must consider contributory charges for the recruitment and training of the operation's human resources, which would have been necessary had the owner of the intangible asset been required to re-recruit the human resources needed for current operations so as to provide the products to the customer's relations.

  Based on estimates provided to us by the Company's management, we included a relative charge for a two-month training period in the cash flow projection.

  The rate of return used for calculating the contributory charge for Assembled Workforce is the WACC rate as determined in this Work.
- **Contributory charge for the brand** - The contributory charges for the brand were estimated according to the estimated royalty rate of 3% of expected revenues (while taking the abandonment rate of subscriptions into consideration).

Tax rate

We assumed that the Company's profits will be taxed according to the Israeli company tax rate, namely, 26.5%. We disregarded carry-forward tax losses, which do not form part of the customer relationships asset.

Discount rate

Yes's weighted discount rate is estimated at 8.5%. This rate encompasses the risks reflected in the cash flow and in the realization of the Company's expected cash flow. The Company's cash flow includes both its cash flow from existing customers and its cash flow from future customers. In our assessment, the risk level of the cash flow that stems from existing customers is similar to that of future customers. Therefore, the discount rate used by us in discounting revenues from customer relationships was estimated by us at 8.5%.

The useful life of the customer relations asset and the rate of amortization

The economic useful life of the customer relationships as previously stated is set to 7 years, and amortization is to be effected according to the trend of existing customer abandonment, with the aforementioned trend being spread over an amortization period of 7 years, as follows: years 1-2 - 20%; years 3-4 - 15%; years 5-7 - 10%.

Inclusion of tax benefit in asset value

it was assumed that the asset's amortization will be recognized for tax purposes throughout the asset's estimated period of amortization for tax purposes. The tax benefit from the amortization of customer relationships was calculated under the assumption of a linear amortization of the intangible asset over a period of 10 years, according to the period of amortization for tax purposes of goodwill.

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Brand

Brand

Brand fair value estimate - Results

Following are the results of the estimated value of the brand intangible asset:

Estimated fair value of brand	NIS Millions
Present Value of brand Royalty Flows, before tax benefit	287
Value of tax benefit	60
Fair value plus tax benefit	**347**

Appendix B is attached hereto, and includes the cash flows projection used for the valuation of this intangible asset.

Method chosen for estimating the value of the brand

The brand's fair value estimate was carried out using the Relief from Royalties method, which is one of the types of the Income Approach, as described above. Under this approach, the value of the asset is estimated as the current value of adequate royalties which the entity would have had to pay to a third party for the use thereof, had it not been the owner of that asset. Normally, royalties paid for the use of an asset such as a brand are paid out of the entity's revenues in each year. Therefore, the revenues projection of the brand activity was based on the projection of revenues from the Yes brand.

Revenue projection

It was assumed that all of the projected revenues of the Company are ascribed to the Yes brand name.

The analysis of revenues was carried out based on the future operation projection received from Bezeq's management. For more information about the assumptions used for formulating this projection, see the valuation performed for the Company.

Royalty rate

The rate of savings on royalties is estimates based on several information sources, as follows:

- According to the royalty transactions database obtained from ktmine.com (a website that contains a list of royalty transactions in various lines of business), the royalty rates for the brand asset in the communications segment normally range between 1%-10%. It should be noted that no royalty rates were found for the cable network television business.
- Two royalty transactions were found in the television business at royaltysource.com. In the first transaction, a usage license was granted in CBS's name in exchange for royalties equal to 7% of the revenues, and in the second transaction a usage license was granted in Virgin's name in exchange for royalties equal to 0.25%.
- The royalty rate as determined in the Yes's previous PPA, which was prepared in 2009, was determined according to the work prepared by Itzhak Suari Ltd., and was equal to 2%.
- A common rule of thumb assumes that approx. 25% of the operating profit can be ascribed to brand-based royalties. According to the cash flow projections, the operating profit ranges between 12-16%, and, in the representative year, the operating profit amounts to 15%. According to these data, the rate of brand-based royalties should be between 3%-4%.

In our assessment, branding is highly significant in the Israeli multi-channel television industry. Moreover, Yes's ARPU has been higher than Hot's ARPU over the past few years. We were informed by the Company that Yes's ability to collect excess premiums relative to its principal competitor, HOT, stems from the high-quality service it provides to its customers relative to its competitor, which uses outsourcing services in order to reduce costs, and from the creation of a preferable user experience, both in terms of technology and in terms of the better quality and diversity of the contents provided by the Company to its customers relative to HOT.

Based on our review of the data and the information sources mentioned above, it appears that the suitable royalty rate for the Yes brand name is **3%.**

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Brand (cont'd)

Tax rate

We assumed that the Company's profits will be taxed according to the Israeli company tax rate, namely, 26.5%. We disregarded carry-forward tax losses, which do not form part of this asset.

Discount rate

In our assessment, the risk level of the cash flow generated by the brand is higher than the Company's average risk level. Therefore, theoretical brand-generated royalties were discounted at a discount rate of 9.5%, which is derived from a weighted discount rate (WACC) of 8.5%, plus a 1% margin.

Useful life

The brand's useful life assumed by the model is 12 years, both in light of the limited useful life of communications brands in the past (*Tevel*, Golden Channels, *Matab*, etc.), and owing to the difficulty of estimating the development of the various parameters that pertain to an estimate that is beyond this period.

Tax benefit

The asset's fair value estimate should include the tax shield that stems from the asset's amortization. It was assumed, for the purposes of this Work, that the estimated asset can be amortized for tax purposes for a period of 10 years.

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Appendix A - Customer Relationships Valuation (in NIS millions)

NIS millions	Actual 2014	Actual Q1/15	Projected Q2-Q4/15	Projected 2016	Projected 2017	Projected 2018	Projected 2019	Projected 2020	Projected 2021	Projected 2022	Projected 2023	Projected 2024
Estimated total revenues from Yes products	1724	440	1,309	1,765	1,737	1,731	1,748	1,766	1,783	1,801	1,819	1,837
Growth rate			1.5%	0.9%	-1.6%	-0.3%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Survivorship of customer			95%	84%	73%	63%	55%	48%	41%	36%	31%	27%
Revenues from existing customers, net		440	1,244	1,483	1,266	1,094	958	839	735	643	563	493
Operating profit margin (%)			19.8%	19.0%	17.9%	18.0%	17.9%	17.9%	17.9%	17.9%	17.9%	17.9%
Operating profit			246	282	227	197	172	150	132	115	101	88
	Royalty Rate											
Return on brand	3.0%		(37)	(45)	(38)	(33)	(29)	(25)	(22)	(19)	(17)	(15)
Operating profit net of return on brand			209	238	189	164	143	125	110	96	84	74
Tax expense	26.5%		(55)	(63)	(50)	(44)	(38)	(33)	(29)	(25)	(22)	(19)
After tax operating cash flow			154	175	139	121	105	92	81	71	62	54
	Royalty Rate											
Return on working capital	1.5%		5	5	5	4	4	3	3	2	2	2
Return on fixed assets	3.3%		(19)	(22)	(19)	(16)	(14)	(13)	(11)	(10)	(8)	(7)
Return on broadcasting rights	3.3%		(10)	(12)	(10)	(9)	(8)	(7)	(6)	(5)	(4)	(4)
Return on assembled workforce	8.5%		(3)	(3)	(3)	(2)	(2)	(2)	(2)	(1)	(1)	(1)
Net cash flow for discounting			127	143	112	97	85	74	65	57	50	44
Years to discount			0.38	1.25	2.25	3.25	4.25	5.25	6.25	7.25	8.25	9.25
Discount factor	8.5%		1.03	1.11	1.20	1.30	1.41	1.53	1.67	1.81	1.96	2.13
Net discounted cash flow			123	129	93	75	60	48	39	31	25	20

Calculation summary	
Present Value of Customer Relationship Flows, before tax benefit	645
Value of tax benefit	144
Fair value plus tax benefit	790

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Appendix B - Brand Valuation (in NIS millions)

		Actual 2014	Actual Q1/15	Projected Q2-Q4/15	Projected 2015	Projected 2016	Projected 2017	Projected 2018	Projected 2019	Projected 2020	Projected 2021	Projected 2022	Projected 2023	Projected 2024	Projected 2025	Projected 2026	Projected Q1/2027
Projection of revenues from Yes brand		1,724	440	1,309	1,749	1,765	1,737	1,731	1,748	1,766	1,783	1,801	1,819	1,837	1,856	1,874	476
Growth rate					*1.5%*	*0.9%*	*-1.6%*	*-0.3%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*
Pretax relief from royalty	3.0%			39	52	53	52	52	52	53	54	54	55	55	56	56	14
Tax expenses	26.5%			(10)	(14)	(14)	(14)	(14)	(14)	(14)	(14)	(14)	(14)	(15)	(15)	(15)	(4)
Aftertax royalty				29	39	39	38	38	39	39	39	40	40	41	41	41	10
Years to discount				0.38		1.25	2.25	3.25	4.25	5.25	6.25	7.25	8.25	9.25	10.25	11.25	11.88
Discount factor	9.5%			1.0		1.1	1.2	1.3	1.5	1.6	1.8	1.9	2.1	2.3	2.5	2.8	2.9
Discounted cash flow net of tax				28		35	31	28	26	24	22	21	19	17	16	15	4

Calculation summary

Present value of cash flow	287
Tax shield	60
Fair value plus tax benefit	347

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Appendix C - WARA Calculation (in NIS millions)

WARA calculation:	NIS thousands	Discount rate	Weight
Working capital, net	-303	1.5%	-0.1%
Fixed assets	801	3.3%	0.7%
Intangible assets in Yes's books	148	8.5%	0.3%
Broadcasting rights net of rights exercised	449	3.3%	0.4%
Deferred tax asset for tax losses	1,087	8.5%	2.5%
Customer relationships	580	8.5%	1.4%
Brand	255	9.5%	0.7%
Goodwill (residual value)	609	14.9%	2.5%
Enterprise Value	**3,626**		**8.5%**

Less total financial liabilities and other assets/liabilities, net:	(1,769)
Total cost of business combination	**1,857**

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Appendix - Estimate of Additional Consideration for Tax Losses

NIS millions	Total before weighting of probability	Average probability according to the Barzilay Opinion	Total after weighting of probability
Tax loss components and estimated probability (according to the Barzilay Opinion) of loss recognition for each component:			
Business losses, without financing losses	3,084	100%	3,084
Losses from financing expenses for Bezeq's loans	1,803 (*)	50%	902
Losses from financing expenses for Eurocom's loans	522 (**)	50%	261
Total tax losses	5,409		**4,247**
Plus financing income to be included in total loss in accordance with Section 8C of the draft agreement			902
Total tax losses in view of Section 8C of the draft agreement			**5,148**
Deduction for loss amortization risks due to debt waiver (according to the Barzilay Report)			
Deduction for loss due to waiver of Bezeq's debt	(2,296)(***)	10%	(230)
Deduction for loss due to waiver of Eurocom's debt	(1,338)(****)	50%	(669)
Subtotal	(3,635)		**(899)**
Total weighted callable losses, before Ben Ari Rule weighting	1,774		**4,249**
Deduction for loss amortization risks due to Ben Ari Rule (according to the Barzilay Report)			
Non-deduction of Company losses for Eurocom's share (Ben Ari Rule)	(1,549)(*****)	10%	(155)
Total callable weighted losses	226		**4,094**
Estimated future consideration for tax losses based on the agreement's formula			91
Liability maturity date (in years)			1.5
Plus interest and linkage differences in accordance with the agreement (4% for each year beyond the first year)			2
Discounting – consideration			93
Years to discount	WACC		1.5
Discount factor	7.00%		1.11
Estimated Present value of future consideration for tax losses			**84**

(*) Balance of financing expenses accumulated in Yes for Bezeq's shareholder loans until March 31, 2015.

(**) Balance of financing expenses accumulated in Yes for Eurocom's shareholder loans until March 31, 2015.

(***) As at March 31, 2015, Bezeq's owner's debt balance amounts to NIS 3,372 million. According to the Barzilay Opinion, amortization, if carried out, shall be effected net of the value of Bezeq's share owing to its share in Yes (approx. NIS 1,077 million).

(****) As at March 31, 2015, Eurocom's owner's debt balance amounts to NIS 1,521 million. According to the Barzilay Opinion, amortization, if carried out, shall be effected net of the value of Eurocom's basic consideration for the transaction (approx. NIS 183 million).

(*****) According to the Barzilay Opinion, under the Ben Ari precedent, it is possible that only the business losses equal to the holding percentage of Bezeq prior to the merger transaction will be permitted. Namely, 49.8% of the overall business loss will be recognized, whereas 50.2% of the overall business loss (which amounts to NIS 3,084 million) for Eurocom's share will not be deductible.

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About the Authors

Fahn Kanne Consulting is a subsidiary of Fahn, Kanne & Co., which is one of the six largest accounting firms in Israel. Fahn Kanne Consulting provides first-class financial, accounting and business consultation services, as well as financial and accounting management and control services to organizations and companies.
Fahn Kanne Consulting is a subsidiary of Fahn Kanne & Co., which is a member of the Grant Thornton International Ltd. network (GTIL), which serves as the special advisory services branch of Grant Thornton International, which specializes in spearheading international transactions, conducting valuations for business transactions, supporting IPOs on stock exchanges across the globe, providing administrative consulting and financing projects. The firm consists of some 4,000 consultants that are situated at every global financial center, and its global support center is based in London. Fahn Kanne Consulting, a branch of Grant Thornton Advisory Services in Israel, works in collaboration with the firm's offices throughout the world on a variety of international projects.

Shlomi Bartov, CPA
Partner and CEO, Fahn Kanne Consulting - MBA in business administration (TAU); BA in economics and accounting (TAU). Mr. Bartov is highly experienced in providing support and consultation to some of the largest companies in Israel.

Roman Falk, CPA
Director, Fahn Kanne Consulting - MA in economics (TAU); BA in economics and accounting, cum laude (TAU).

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